                                            Registration Statement No. 333-65922
                                                                       811-09413

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          Pre-Effective Amendment No. 1
                                       And

                      Post-Effective Amendment No. 4 to the
         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


            THE TRAVELERS SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
            ---------------------------------------------------------
                           (Exact name of Registrant)

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                     --------------------------------------
                               (Name of Depositor)

                  ONE TOWER SQUARE, HARTFORD, CONNECTICUT 06183
                  ---------------------------------------------
              (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including area code: (860) 277-0111
                                                           --------------

                                ERNEST J. WRIGHT
                     The Travelers Life and Annuity Company
                                One Tower Square
                           Hartford, Connecticut 06183
                           ---------------------------
                     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:        As soon as practicable following the effectiveness
                                                     of the Registration Statement

It is proposed that this filing will become effective (check appropriate box):

N/A       immediately upon filing pursuant to paragraph (b) of Rule 485.
-------
N/A       on ___________ pursuant to paragraph (b) of Rule 485.
-------
N/A       60 days after filing pursuant to paragraph (a)(1) of Rule 485.
-------
N/A       on ___________ pursuant to paragraph (a)(1) of Rule 485.
-------

If appropriate, check the following box:

_______ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                                     PART A

                      Information Required in a Prospectus

                TRAVELERS VINTAGE 3 VARIABLE ANNUITY PROSPECTUS:

           THE TRAVELERS SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES

           THE TRAVELERS SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES

This prospectus describes TRAVELERS VINTAGE 3 VARIABLE ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by The Travelers Insurance Company or The Travelers Life and Annuity Company, depending on the state in which you purchased your Contract. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") as well as those that do not qualify for such treatment ("nonqualified Contracts"). We may issue it as an individual Contract or as a group Contract. When we issue a group Contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to Contracts and certificates as "Contracts."

You can choose to have your premium ("purchase payments") accumulate on a variable and/or fixed basis in one of our funding options. Your contract value before the maturity date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the variable funding options you select. You bear the investment risk of investing in the variable funding options. The variable funding options are:

AIM VARIABLE INSURANCE FUNDS, INC.
  AIM V.I. Value Fund
ALLIANCE VARIABLE PRODUCT SERIES FUND, INC.
  Premier Growth Portfolio Class B
AMERICAN VARIABLE INSURANCE SERIES
  Global Growth Fund Class 2
  Growth Fund Class 2
  Growth-Income Fund Class 2
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS
    TRUST
  Franklin Small Cap Fund Class 2
  Templeton International Securities Fund Class 2
GREENWICH STREET SERIES FUND
  Appreciation Portfolio
  Diversified Strategic Income Portfolio
  Equity Index Portfolio Class II Shares
  Fundamental Value Portfolio
JANUS ASPEN SERIES
  Aggressive Growth Portfolio -- Service Shares
PIMCO VARIABLE INSURANCE TRUST
  Total Return Bond Portfolio -- Administrative     Class
PUTNAM VARIABLE TRUST
  Putnam VT International Growth Fund --
    Class IB Shares
  Putnam VT Small Cap Value Fund -- Class IB
    Shares
  Putnam VT Voyager II Fund -- Class IB Shares
SALOMON BROTHERS VARIABLE SERIES FUNDS INC.
  Capital Fund
  Investors Fund
  Small Cap Growth Fund
SMITH BARNEY INVESTMENT SERIES
  Smith Barney Large Cap Core Portfolio
  Smith Barney Premier Selections All Cap Growth
    Portfolio
THE TRAVELERS SERIES TRUST
  Equity Income Portfolio
  Large Cap Portfolio
  MFS Emerging Growth Portfolio
  MFS Research Portfolio
TRAVELERS SERIES FUND INC.
  AIM Capital Appreciation Portfolio
  Alliance Growth Portfolio
  MFS Total Return Portfolio
  Smith Barney Aggressive Growth Portfolio
  Smith Barney High Income Portfolio
  Smith Barney International All Cap Growth
    Portfolio
  Smith Barney Large Capitalization Growth
    Portfolio
  Smith Barney Large Cap Value Portfolio
  Smith Barney Mid Cap Core Portfolio
  Smith Barney Money Market Portfolio
  Travelers Managed Income Portfolio
  Van Kampen Enterprise Portfolio
VAN KAMPEN LIFE INVESTMENT TRUST
  Emerging Growth Portfolio
VARIABLE ANNUITY PORTFOLIOS
  Smith Barney Small Cap Growth Opportunities
    Portfolio
VARIABLE INSURANCE PRODUCTS FUND II (FIDELITY)
  Contrafund(R) Portfolio -- Service Class

The Contract, certain contract features and/or some of the funding options may not be available in all states. THE CURRENT PROSPECTUSES FOR THE UNDERLYING FUNDS THAT SUPPORT THE VARIABLE FUNDING OPTIONS MUST ACCOMPANY THIS PROSPECTUS. READ AND RETAIN THEM FOR FUTURE REFERENCE.

This prospectus provides the information that you should know before investing in the Contract. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated October 1, 2001. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to The Travelers Insurance Company, Annuity Investor Services, One Tower Square, Hartford, Connecticut 06183, call 1-800-842-8573 or access the SEC's website (http://www.sec.gov). See Appendix C for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                           PROSPECTUS OCTOBER 1, 2001

                               TABLE OF CONTENTS


Index of Special Terms................    2
Summary...............................    3
Fee Table.............................    6
Condensed Financial Information.......   11
The Annuity Contract..................   11
     Contract Owner Inquiries.........   11
     Purchase Payments................   11
     Accumulation Units...............   11
     The Variable Funding Options.....   12
Fixed Account.........................   15
Charges and Deductions................   15
     General..........................   15
     Withdrawal Charge................   16
     Free Withdrawal Allowance........   17
     Transfer Charge..................   17
     Administrative Charges...........   17
     Mortality and Expense Risk
       Charge.........................   17
     E.S.P. Charge....................   18
     Variable Funding Option
       Expenses.......................   18
     Premium Tax......................   18
     Changes in Taxes Based Upon
       Premium or Value...............   18
Transfers.............................   18
     Dollar Cost Averaging............   19
Access to Your Money..................   19
     Systematic Withdrawals...........   20
     Loans............................   20
Ownership Provisions..................   20
     Types of Ownership...............   20
       Contract Owner.................   20
       Beneficiary....................   21
       Annuitant......................   21
Death Benefit.........................   21
     Death Proceeds Before the
       Maturity Date..................   21
     Payment of Proceeds..............   23
     Death Proceeds After the Maturity
       Date...........................   25
The Annuity Period....................   25
     Maturity Date....................   25
     Allocation of Annuity............   26
     Variable Annuity.................   26
     Fixed Annuity....................   26
Payment Options.......................   27
     Election of Options..............   27
     Annuity Options..................   27
Miscellaneous Contract Provisions.....   28
     Right to Return..................   28
     Termination......................   28
     Required Reports.................   28
     Suspension of Payments...........   28
The Separate Accounts.................   28
     Performance Information..........   29
Federal Tax Considerations............   30
     General Taxation of Annuities....   30
     Types of Contracts: Qualified or
       Nonqualified...................   30
     Nonqualified Annuity Contracts...   30
     Qualified Annuity Contracts......   31
     Penalty Tax for Premature
       Distributions..................   32
     Diversification Requirements for
       Variable Annuities.............   32
     Ownership of the Investments.....   32
     Mandatory Distributions for
       Qualified Plans................   32
     Taxation of Death Benefit
       Proceeds.......................   32
Other Information.....................   32
     The Insurance Companies..........   32
     Financial Statements.............   33
     Distribution of Variable Annuity
       Contracts......................   33
     Conformity with State and Federal
       Laws...........................   33
     Voting Rights....................   33
     Legal Proceedings and Opinions...   33
Appendix A: The Fixed Account.........  A-1
Appendix B: Contents of the Statement
  of Additional Information...........  B-1


                             INDEX OF SPECIAL TERMS

The following terms are italicized throughout the prospectus. Refer to the page listed for an explanation of each term.


Accumulation Unit.....................   12
Accumulation Period...................   12
Annuitant.............................   22
Annuity Payments......................   28
Annuity Unit..........................   13
Cash Surrender Value..................   20
Contingent Annuitant..................   22
Contract Date.........................   12
Contract Owner........................   21
Contract Value........................   12
Contract Year.........................   12
Death Report Date.....................   23
Fixed Account.........................  A-1
Joint Owner...........................   21
Funding Option(s).....................   13
Maturity Date.........................   28
Purchase Payment......................   12
Underlying Fund.......................   13
Written Request.......................   12
Net Investment Rate...................   27

                                    SUMMARY:
                      TRAVELERS VINTAGE 3 VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is either The Travelers Insurance Company or The Travelers Life and Annuity Company, ("the Company," "We" or "Us") depending on where you reside. Each company sponsors its own segregated asset account ("Separate Account"). The Travelers Insurance Company sponsors the Travelers Separate Account Nine for Variable Annuities ("Separate Account Nine"); The Travelers Life and Annuity Company sponsors the Travelers Separate Account Ten for Variable Annuities ("Separate Account Ten"). When we refer to the Separate Account, we are referring to either Separate Account Nine or Separate Account Ten, depending upon your issuing Company.

Your issuing Company is The Travelers Life and Annuity Company unless you reside in one of the following locations. The Travelers Insurance Company issues Contracts in the locations listed below:

Bahamas                                        Oregon(1)
British Virgin Islands                         Puerto Rico
Guam                                           U.S. Virgin Islands
New Hampshire                                  Washington(1)
New York

---------------

(1) The Travelers Insurance Company issues only single premium contracts with variable and fixed accounts for these states. The Travelers Life and Annuity Company issues only flexible premium contracts with variable accounts in these states. Please refer to your contract or ask your agent for more information.

You may also refer to the cover page of your Contract for the name of your issuing company. You may only purchase a Contract in states where the Contract has been approved for sale. The contract may not currently be available for sale in all states.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the variable funding options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The variable funding options are designed to produce a higher rate of return than the Fixed Account; however, this is not guaranteed. You can also lose money in the variable funding options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase. During the accumulation phase generally, under a qualified contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a nonqualified contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (annuity payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments from the variable funding options and/or the Fixed Account. If you elect variable income payments, the dollar amount or your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO SHOULD PURCHASE THIS CONTRACT? The Contract is currently available for use in connection with (1) individual nonqualified purchases; (2) Individual Retirement Annuities (IRAs); and

(3) rollovers from other qualified retirement plans. Qualified contracts include contracts qualifying under Section 401, 403(b) or 408(b) of the Internal Revenue Code of 1986, as amended. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its Death Benefit, Annuity Option Benefits, and other non-tax-related benefits.

You may purchase the Contract with an initial payment of at least $5,000. You may make additional payments of at least $500 at any time during the accumulation phase.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your contract value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the underlying funds). Where state law requires a longer right to return period, or the return of purchase payments, the Company will comply. You bear the investment risk on the purchase payment allocated to a variable funding option during the right to return period; therefore, the contract value we return may be greater or less than your purchase payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, we will refund your full purchase payment. During the remainder of the right to return period, we will refund your contract value (including charges we assessed). We will determine your contract value at the close of business on the day we receive a written request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? Through its subaccounts, the Separate Account uses your purchase payments to purchase units, at your direction, of one or more of the variable funding options. In turn, each variable funding option invests in an underlying mutual fund ("underlying fund") that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these variable funding options.

You can transfer between the variable funding options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other contract owners. You may transfer between the Fixed Account and the variable funding options twice a year (during the 30 days after the six-month contract date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge daily from the amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E at an annual rate of 1.70%. For contracts with a value of less than $40,000, we also deduct an annual administrative charge of $30. Each underlying fund also charges for management and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the purchase payments. The maximum percentage is 6%, gradually decreasing to 0% in years four and later.

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted from amounts in the variable funding options. THIS PROVISION IS NOT AVAILABLE WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your purchase payments and on any earnings when you make a withdrawal or begin receiving annuity payments. Under a nonqualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts.

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges, income taxes, and/or a penalty tax may apply to taxable amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT?. The death benefit applies upon the first death of the contract owner, joint owner, or annuitant. Assuming you are the annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) due proof of death and
(2) written payment instructions or (3) the election of spousal contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? Because the contracts offered through this prospectus are newly registered, there are no accumulation unit values as of the date of this prospectus.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

- DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in variable funding options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

- SYSTEMATIC WITHDRAWAL OPTION. Before the maturity date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn.

- AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match your original (or your latest) funding option allocation request.

- MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

- SPOUSAL CONTRACT CONTINUANCE (NONQUALIFIED CONTRACTS ONLY). If your spouse is named as an owner and/or beneficiary, and you die prior to the maturity date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint contract owner and/or beneficiary only.

- ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on your contract earnings.

                                   FEE TABLE
--------------------------------------------------------------------------------

The purpose of this Fee Table is to assist contract owners in understanding the various costs and expenses that you will bear, directly or indirectly, if you purchase this Contract. See "Charges and Deductions" in this prospectus for additional information. Expenses shown do not include premium taxes, which may be applicable. "Other Expenses" include operating costs of each underlying fund. Each fund reflects these expenses in its net asset value; the expenses are not deducted from your contract value.

TRANSACTION EXPENSES

    WITHDRAWAL CHARGE(as a percentage of the purchase payments withdrawn)

            YEARS SINCE PURCHASE
                PAYMENT MADE                       WITHDRAWAL CHARGE
                    0-1                                    6%
                     2                                     5%
                     3                                     4%
                 4 and over                                0%

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

               WITHOUT E.S.P.                                        WITH E.S.P.
---------------------------------------------       ---------------------------------------------
Mortality & Expense Risk Charge.....    1.70%       Mortality & Expense Risk Charge.....    1.70%
Administrative Expense Charge.......    0.15%       Administrative Expense Charge.......    0.15%
                                        -----
                                                    E.S.P. Charge.......................    0.20%
                                                                                            -----
  Total Separate Account Charges....    1.85%       Total Separate Account Charges......    2.05%

OTHER ANNUAL CHARGES

Annual Contract Administrative Charge........       $30
  (Waived if contract value is $40,000 or more)

VARIABLE FUNDING OPTION EXPENSES:
(as a percentage of average daily net assets of the funding option as of December 31, 2000, unless otherwise noted)

                                                                                                  TOTAL
                                                                                                  ANNUAL
                                                                                                OPERATING
                                               MANAGEMENT FEE                OTHER EXPENSES      EXPENSES
                                               (AFTER EXPENSE                (AFTER EXPENSE   (AFTER EXPENSE
              FUNDING OPTIONS:                 REIMBURSEMENT)   12B-1 FEES   REIMBURSEMENT)   REIMBURSEMENT)
------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS, INC.
    AIM V.I. Value Fund......................       0.61%                         0.23%            0.84%
ALLIANCE VARIABLE PRODUCT SERIES FUND, INC.
    Premier Growth Portfolio -- Class B*.....       1.00%          0.25%          0.05%            1.30%
AMERICAN VARIABLE INSURANCE SERIES
    Global Growth Fund -- Class 2*...........       0.66%          0.25%          0.04%            0.95%
    Growth Fund -- Class 2*..................       0.36%          0.25%          0.02%            0.63%
    Growth-Income Fund -- Class 2*...........       0.34%          0.25%          0.01%            0.60%
FRANKLIN TEMPLETON VARIABLE INSURANCE
  PRODUCTS TRUST
    Franklin Small Cap Fund -- Class 2*......       0.49%          0.25%          0.28%            1.02%(1)
    Templeton International Securities
      Fund -- Class 2*.......................       0.67%          0.25%          0.20%            1.12%
GREENWICH STREET SERIES FUND
    Appreciation Portfolio...................       0.75%                         0.03%            0.78%(2)
    Diversified Strategic Income Portfolio...       0.65%                         0.13%            0.78%(2)
    Equity Index Portfolio -- Class II
      Shares*................................       0.21%          0.25%          0.04%            0.50%(3)
    Fundamental Value Portfolio..............       0.75%                         0.04%            0.79%(2)

                                                                                                  TOTAL
                                                                                                  ANNUAL
                                                                                                OPERATING
                                               MANAGEMENT FEE                OTHER EXPENSES      EXPENSES
                                               (AFTER EXPENSE                (AFTER EXPENSE   (AFTER EXPENSE
              FUNDING OPTIONS:                 REIMBURSEMENT)   12B-1 FEES   REIMBURSEMENT)   REIMBURSEMENT)
------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES
    Aggressive Growth Portfolio -- Service
      Shares*................................       0.65%          0.25%          0.02%            0.92%
PIMCO VARIABLE INSURANCE TRUST
    Total Return Bond Portfolio --
      Administrative Class...................       0.25%                         0.40%            0.65%(4)
PUTNAM VARIABLE TRUST
    Putnam VT International Growth Fund --
      Class IB Shares*.......................       0.76%          0.25%          0.18%            1.19%
    Putnam VT Small Cap Value Fund -- Class
      IB Shares*.............................       0.80%          0.25%          0.30%            1.35%
    Putnam VT Voyager II Fund -- Class IB
      Shares*................................       0.70%          0.25%          0.30%            1.25%(5)
SALOMON BROTHERS VARIABLE SERIES FUND INC.
    Capital Fund.............................       0.58%                         0.42%            1.00%(6)
    Investors Fund...........................       0.70%                         0.21%            0.91%
    Small Cap Growth Fund....................       0.00%                         1.50%            1.50%(6)
SMITH BARNEY INVESTMENT SERIES
    Smith Barney Large Cap Core Portfolio....       0.75%                         0.20%            0.95%(7)
    Smith Barney Premier Selection All Cap
      Growth Portfolio.......................       0.75%                         0.20%            0.95%(7)
THE TRAVELERS SERIES TRUST
    Equity Income Portfolio..................       0.75%                         0.07%            0.82%(8)
    Large Cap Portfolio......................       0.75%                         0.07%            0.82%(8)
    MFS Emerging Growth Portfolio............       0.75%                         0.11%            0.86%
    MFS Research Portfolio...................       0.80%                         0.12%            0.92%
TRAVELERS SERIES FUND INC.
    AIM Capital Appreciation Portfolio.......       0.80%                         0.03%            0.83%(9)
    Alliance Growth Portfolio................       0.80%                         0.01%            0.81%(9)
    MFS Total Return Portfolio...............       0.80%                         0.04%            0.84%(9)
    Smith Barney Aggressive Growth
      Portfolio..............................       0.80%                         0.19%            0.99%(9)
    Smith Barney High Income Portfolio.......       0.60%                         0.06%            0.66%(9)
    Smith Barney International All Cap Growth
      Portfolio..............................       0.90%                         0.08%            0.98%(9)
    Smith Barney Large Cap Value Portfolio...       0.65%                         0.01%            0.66%(9)
    Smith Barney Large Capitalization Growth
      Portfolio..............................       0.75%                         0.02%            0.77%(9)
    Smith Barney Mid Cap Core Portfolio......       0.75%                         0.20%            0.95%(9)
    Smith Barney Money Market Portfolio......       0.50%                         0.03%            0.53%(9)
    Travelers Managed Income Portfolio.......       0.65%                         0.04%            0.69%(9)
    Van Kampen Enterprise Portfolio..........       0.70%                         0.03%            0.73%(9)
VAN KAMPEN LIFE INVESTMENT TRUST
    Emerging Growth Portfolio................       0.70%                         0.05%            0.75%
VARIABLE ANNUITY PORTFOLIOS
    Smith Barney Small Cap Growth
      Opportunities Portfolio................       0.75%                         0.15%            0.90%(10)
VARIABLE INSURANCE PRODUCTS FUND II
    Contrafund(R) Portfolio -- Service
      Class*.................................       0.57%          0.10%          0.09%            0.76%(11)

 * The 12b-1 fees deducted from these classes cover certain distribution, shareholder support and administrative services provided by intermediaries (the insurance company, broker dealer, other service provider).

 +  No longer available to new contract owners.

 (1) The Fund's Class 2 distribution plan or "rule 12b-1 plan" is described in the Fund's prospectus. Total Annual Operating Expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights table included in the Fund's Annual Report to Shareholders for the fiscal year ended December 31, 2000 because they have been restated due to a new management agreement effective May 1, 2000. The manager has agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission. Without this reduction, Management Fees, 12b-1 Fees, Other Expenses, and Total Annual Operating Expenses for the FRANKLIN SMALL CAP FUND -- CLASS 2 would have been 0.53%, 0.25%, 0.28%, and 1.06%, respectively.

 (2) The Management Fee includes 0.20% for fund administration.

 (3) The Management Fee includes 0.06% for fund administration.

 (4) "Other Expenses" reflects a 0.25% administrative fee and 0.01% representing organizational expenses and pro rata Trustees' fees for the TOTAL RETURN BOND PORTFOLIO. PIMCO has contractually agreed to reduce Total Annual Operating Expenses to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.65% of average daily net assets for the TOTAL RETURN BOND PORTFOLIO. Without such reductions, Total Annual Operating Expenses for the fiscal year ended December 31, 2000 would have been 0.66%. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

 (5) The Total Annual Operating Expenses for the VT VOYAGER FUND II -- CLASS IB SHARES are based on estimated expenses. This fund commenced operations on September 1, 2000.

 (6) The Adviser has waived all or a portion of its Management Fees for the year ended December 31, 2000. If such fees were not waived or expenses reimbursed, the Management Fee, Other Expenses, and Total Annual Operating Expenses would have been 0.85%, 0.42%, and 1.27%, respectively for the CAPITAL FUND and 0.75%, 1.77%, and 2.52%, respectively for the SMALL CAP GROWTH FUND.

 (7) The Adviser has agreed to waive all or a portion of its fees and reimburse certain expenses for the year ended October 31, 2000 (the Fund's fiscal year end). If such fees were not waived and expenses not reimbursed, Total Annual Operating Expenses for the SMITH BARNEY PREMIER SELECTION ALL CAP GROWTH PORTFOLIO, the SMITH BARNEY LARGE CAP CORE PORTFOLIO would have been 2.14% and 1.55%, respectively. As a result of a voluntary expense limitation, the expense ratios of these funds will not exceed 0.95%.

 (8) TAMIC or the fund has entered into varying arrangements with third parties who either paid or reduced a portion of the fund's expenses. Without such expense reductions, Total Annual Operating Expenses for the EQUITY INCOME PORTFOLIO and the LARGE CAP PORTFOLIO would have been 0.87% and 0.84%, respectively.

(9) Expenses are as of October 31, 2000 (the Fund's fiscal year end). There were no fees waived or expenses reimbursed for these funds in 2000.

(10) The Adviser has agreed to reimburse SMITH BARNEY SMALL CAP GROWTH OPPORTUNITIES PORTFOLIO for the period ended December 31, 2000. If such expenses were not voluntarily reimbursed, the actual annualized Total Annual Operating Expenses would have been 4.45%.

(11) Actual annual operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. Without such reduction, Total Annual Operating Expenses for the CONTRAFUND(R) PORTFOLIO -- SERVICE CLASS would have been 0.74%.

EXAMPLES


These examples show what your costs would be under certain hypothetical situations. The examples do not represent past or future expenses. Your actual expenses may be more or less than those shown. We base examples on the annual expenses of the underlying funds for the year ended December 31, 2000, and assume that any fee waivers and expense reimbursements will continue. We cannot guarantee that these fee waivers and expense reimbursements will continue. The examples also assume that the $30 annual contract administrative charge is equivalent to 0.009% of the average estimated Separate Account contract value.

EXAMPLE: WITH E.S.P.

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets and the charges reflected in the expense table above using the expenses for the Death Benefit with the E.S.P. option selected:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                          IF CONTRACT IS NOT SURRENDERED OR
                                                  IF CONTRACT IS SURRENDERED AT THE          ANNUITIZED AT END OF PERIOD
                                                        END OF PERIOD SHOWN:                          SHOWN**:
                                                -------------------------------------   -------------------------------------
                FUNDING OPTION                  1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR   3 YEARS   5 YEARS   10 YEARS
-----------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS, INC.
    AIM V.I. Value Fund.......................    89       130       153       322        29          90     153       322
ALLIANCE VARIABLE PRODUCT SERIES FUND, INC.
    Premier Growth Portfolio -- Class B.......    94       143       175       365        34         103     175       365
AMERICAN VARIABLE INSURANCE SERIES
    Global Growth Fund -- Class 2.............    90       133       158       333        30          93     158       333
    Growth Fund -- Class 2....................    87       124       142       302        27          84     142       302
    Growth-Income Fund -- Class 2.............    87       123       141       299        27          83     141       299
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS
  TRUST
    Franklin Small Cap Fund -- Class 2........    91       135       162       339        31          95     162       339
    Templeton International Securities Fund --
      Class 2.................................    92       138       166       348        32          98     166       348
GREENWICH STREET SERIES FUND
    Appreciation Portfolio....................    89       128       150       317        29          88     150       317
    Diversified Strategic Income Portfolio....    89       128       150       317        29          88     150       317
    Equity Index Portfolio -- Class II
      Shares..................................    86       120       136       289        26          80     136       289
    Fundamental Value Portfolio...............    89       128       150       317        29          88     150       317
JANUS ASPEN SERIES
    Aggressive Growth Portfolio -- Service
      Shares..................................    90       132       157       330        30          92     157       330
PIMCO VARIABLE INSURANCE TRUST
    Total Return Bond
      Portfolio -- Administrative Shares......    87       124       143       304        27          84     143       304
PUTNAM VARIABLE TRUST
    Putnam VT International Growth Fund --
      Class IB Shares.........................    93       140       170       355        33         100     170       355
    Putnam VT Small Cap Value Fund -- Class IB
      Shares..................................    94       145       177       369        34         105     177       369
    Putnam VT Voyager II Fund -- Class IB
      Shares..................................    93       142       173       360        33         102     173       360
SALOMON BROTHERS VARIABLE SERIES FUND INC.
    Capital Fund..............................    91       134       161       337        31          94     161       337
    Investors Fund............................    90       132       156       329        30          92     156       329
    Small Cap Growth Fund.....................    96       149       184       383        36         109     184       383
SMITH BARNEY INVESTMENT SERIES
    Smith Barney Large Cap Core Portfolio.....    90       133       158       333        30          93     158       333
    Smith Barney Premier Selections All Cap
      Growth Portfolio........................    90       133       158       333        30          93     158       333
THE TRAVELERS SERIES TRUST
    Equity Income Portfolio...................    89       129       152       320        29          89     152       320
    Large Cap Portfolio.......................    89       129       152       320        29          89     152       320
    MFS Emerging Growth Portfolio.............    89       130       154       324        29          90     154       324
    MFS Research Portfolio....................    90       132       157       330        30          92     157       330
TRAVELERS SERIES FUND INC.
    AIM Capital Appreciation Portfolio........    89       129       152       321        29          89     152       321
    Alliance Growth Portfolio.................    89       129       151       319        29          89     151       319
    MFS Total Return Portfolio................    89       130       153       322        29          90     153       322
    Smith Barney Aggressive Growth
      Portfolio...............................    91       134       160       336        31          94     160       336
    Smith Barney High Income Portfolio........    88       124       144       305        28          84     144       305
    Smith Barney International All Cap Growth
      Portfolio...............................    91       134       160       335        31          94     160       335
    Smith Barney Large Cap Value Portfolio....    88       124       144       305        28          84     144       305
    Smith Barney Large Capitalization Growth
      Portfolio...............................    89       128       149       316        29          88     149       316
    Smith Barney Mid Cap Core Portfolio.......    90       133       158       333        30          93     158       333
    Smith Barney Money Market Portfolio.......    86       121       137       292        26          81     137       292
    Travelers Managed Income Portfolio........    88       125       145       308        28          85     145       308
    Van Kampen Enterprise Portfolio...........    88       126       147       312        28          86     147       312
VAN KAMPEN LIFE INVESTMENT TRUST
    Emerging Growth Portfolio.................    88       127       148       314        28          87     148       314
VARIABLE ANNUITY PORTFOLIOS
    Smith Barney Small Cap Growth
      Opportunities Portfolio.................    90       132       156       328        30          92     156       328
VARIABLE INSURANCE PRODUCTS FUND II
    Contrafund(R) Portfolio -- Service
      Class...................................    88       127       149       315        28          87     149       315

EXAMPLE: WITHOUT E.S.P.

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets and the charges reflected in the expense table above using the expenses for the Death Benefit without the E.S.P. option selected:

------------------------------------------------------------------------------------------------------------------------------
                                                                                           IF CONTRACT IS NOT SURRENDERED OR
                                                   IF CONTRACT IS SURRENDERED AT THE          ANNUITIZED AT END OF PERIOD
                                                         END OF PERIOD SHOWN:                          SHOWN**:
                                                 -------------------------------------   -------------------------------------
                FUNDING OPTION                   1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR   3 YEARS   5 YEARS   10 YEARS
------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS, INC.
    AIM V.I. Value Fund........................    87       124       143       303        27        84       143       303
ALLIANCE VARIABLE PRODUCT SERIES FUND, INC.
    Premier Growth Portfolio -- Class B........    92       137       165       347        32        97       165       347
AMERICAN VARIABLE INSURANCE SERIES
    Global Growth Fund -- Class 2..............    88       127       148       314        28        87       148       314
    Growth Fund -- Class 2.....................    85       118       133       282        25        78       133       282
    Growth-Income Fund -- Class 2..............    85       117       131       280        25        77       131       280
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS
  TRUST
    Franklin Small Cap Fund -- Class 2.........    89       129       152       320        29        89       152       320
    Templeton International Securities Fund --
      Class 2..................................    90       132       157       330        30        92       157       330
GREENWICH STREET SERIES FUND
    Appreciation Portfolio.....................    87       122       140       297        27        82       140       297
    Diversified Strategic Income Portfolio.....    87       122       140       297        27        82       140       297
    Equity Index Portfolio -- Class II
      Shares...................................    84       114       126       270        24        74       126       270
    Fundamental Value Portfolio................    87       122       140       298        27        82       140       298
JANUS ASPEN SERIES
    Aggressive Growth Portfolio -- Service
      Shares...................................    88       126       147       311        28        86       147       311
PIMCO VARIABLE INSURANCE TRUST
    Total Return Bond
      Portfolio -- Administrative Shares.......    85       118       133       284        25        78       133       284
PUTNAM VARIABLE TRUST
    Putnam VT International Growth Fund --
      Class IB Shares..........................    91       134       160       336        31        94       160       336
    Putnam VT Small Cap Value Fund -- Class IB
      Shares...................................    92       139       168       351        32        99       168       351
    Putnam VT Voyager II Fund -- Class IB
      Shares...................................    91       136       163       342        31        96       163       342
SALOMON BROTHERS VARIABLE SERIES FUND INC.
    Capital Fund...............................    89       129       151       318        29        89       151       318
    Investors Fund.............................    88       126       146       310        28        86       146       310
    Small Cap Growth Fund......................    94       143       175       365        34       103       175       365
SMITH BARNEY INVESTMENT SERIES
    Smith Barney Large Cap Core Portfolio......    88       127       148       314        28        87       148       314
    Smith Barney Premier Selections All Cap
      Growth Portfolio.........................    88       127       148       314        28        87       148       314
THE TRAVELERS SERIES TRUST
    Equity Income Portfolio....................    87       123       142       301        27        83       142       301
    Large Cap Portfolio........................    87       123       142       301        27        83       142       301
    MFS Emerging Growth Portfolio..............    88       124       144       305        28        84       144       305
    MFS Research Portfolio.....................    88       126       147       311        28        86       147       311
TRAVELERS SERIES FUND INC.
    AIM Capital Appreciation Portfolio.........    87       124       142       302        27        84       142       302
    Alliance Growth Portfolio..................    87       123       141       300        27        83       141       300
    MFS Total Return Portfolio.................    87       124       143       303        27        84       143       303
    Smith Barney Aggressive Growth Portfolio...    89       128       150       317        29        88       150       317
    Smith Barney High Income Portfolio.........    86       118       134       285        26        78       134       285
    Smith Barney International All Cap Growth
      Portfolio................................    89       128       150       317        29        88       150       317
    Smith Barney Large Cap Value Portfolio.....    86       118       134       285        26        78       134       285
    Smith Barney Large Capitalization Growth
      Portfolio................................    87       122       139       296        27        82       139       296
    Smith Barney Mid Cap Core Portfolio........    88       127       148       314        28        87       148       314
    Smith Barney Money Market Portfolio........    84       115       127       273        24        75       127       273
    Travelers Managed Income Portfolio.........    86       119       135       288        26        79       135       288
    Van Kampen Enterprise Portfolio............    86       121       137       292        26        81       137       292
VAN KAMPEN LIFE INVESTMENT TRUST
    Emerging Growth Portfolio..................    86       121       138       294        26        81       138       294
VARIABLE ANNUITY PORTFOLIOS
    Smith Barney Small Cap Growth Opportunities
      Portfolio................................    88       126       146       309        28        86       146       309
VARIABLE INSURANCE PRODUCTS FUND II
    Contrafund(R) Portfolio -- Service Class...    87       121       139       295        27        81       139       295

                        CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

Because the contracts offered through this prospectus are newly registered, there is no condensed financial information as of the date of this prospectus.

                              THE ANNUITY CONTRACT
--------------------------------------------------------------------------------

Travelers Vintage 3 Variable Annuity is a contract between the contract owner ("you") and the Company. We describe your rights and benefits in this prospectus and in the Contract. There may be differences in your Contract because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

You make purchase payments to us and we credit them to your Contract. We promise to pay you an income, in the form of annuity payments, beginning on a future date that you choose, the maturity date. The purchase payments accumulate tax deferred in the funding options of your choice. We offer multiple variable funding options, and one Fixed Account option. The contract owner assumes the risk of gain or loss according to the performance of the variable funding options. The contract value is the amount of purchase payments, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account contract value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account contract value"). The contract value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the maturity date the contract value will equal or exceed the total purchase payments made under the Contract. The date the contract and its benefits become effective is referred to as the contract date. Each 12-month period following the contract date is called a contract year.

Certain changes and elections must be made in writing to the Company. Where the term "written request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 1-800-842-8573.

PURCHASE PAYMENTS

Your initial purchase payment is due and payable before the Contract becomes effective. The initial purchase payment must be at least $5,000. You may make additional payments of at least $500 at any time. Under certain circumstances, we may waive the minimum purchase payment requirement. Purchase payments over $1,000,000 may be made only with our prior consent.

We will apply the initial purchase payment less any applicable premium tax (net purchase payment) within two business days after we receive it in good order at our Home Office. We will credit subsequent purchase payments to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

ACCUMULATION UNITS

The period between the contract date and the maturity date is the accumulation period. During the accumulation period, an accumulation unit is used to calculate the value of a Contract. An accumulation unit works like a share of a mutual fund. Each funding option has a corresponding accumulation unit value. The accumulation units are valued each business day and their values may increase or decrease from day to day. The number of accumulation units we will credit to your Contract once we receive a purchase payment is determined by dividing the amount directed to each funding option by the value of its accumulation unit. We calculate the value of an accumulation unit for each funding option each day the New York Stock Exchange is open. The values are calculated as of 4:00 p.m. Eastern time. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the maturity date), you are credited with annuity units.

THE VARIABLE FUNDING OPTIONS

You choose the variable funding options to which you allocate your purchase payments. These variable funding options are subaccounts of the Separate Account. The subaccounts invest in the underlying funds. You are not investing directly in the underlying fund. Each underlying fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. You will find detailed information about the funds and their inherent risks in the current fund prospectuses for the underlying funds that must accompany this prospectus. Since each option has varying degrees of risk, please read the prospectuses carefully before investing. There is no assurance that any of the underlying funds will meet its investment objectives. Contact your registered representative or call 1-800-842-8573 to request additional copies of the prospectuses.

The Company has entered into agreements with either the investment adviser or distributor of certain of the underlying funds in which the adviser or distributor pays us a fee for providing administrative services, which fee may vary. The fee is ordinarily based upon an annual percentage of the average aggregate net amount invested in the underlying funds on behalf of the Separate Account. In addition, an affiliated broker-dealer will receive 12b-1 fees deducted from certain underlying fund assets for providing distribution, shareholder support and administrative services to some of the underlying funds.

If any of the underlying funds become unavailable for allocating purchase payments, or if we believe that further investment in an underlying fund is inappropriate for the purposes of the Contract, we may substitute another funding option. However, we will not make any substitutions without notifying you and obtaining any state and SEC approval, if necessary. From time to time we may make new funding options available.

The current variable funding options are listed below, along with their investment advisers and any subadviser:

--------------------------------------------------------------------------------------------------------------------
            FUNDING                                  INVESTMENT                                INVESTMENT
            OPTION                                   OBJECTIVE                             ADVISER/SUBADVISER
--------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS, INC.
    AIM V.I. Value Fund          Seeks to achieve long-term growth of capital by     AIM Advisers, Inc.
                                 investing primarily in equity securities of
                                 undervalued companies. Income is a secondary
                                 objective.
ALLIANCE VARIABLE PRODUCT SERIES FUND
    Premier Growth Portfolio --  Seeks long-term growth of capital by investing      Alliance Capital Management
    Class B                      primarily in equity securities of a limited number
                                 of large, carefully selected, high quality U.S.
                                 companies that are judged likely to achieve
                                 superior earning momentum.

--------------------------------------------------------------------------------------------------------------------
            FUNDING                                  INVESTMENT                                INVESTMENT
            OPTION                                   OBJECTIVE                             ADVISER/SUBADVISER
--------------------------------------------------------------------------------------------------------------------
AMERICAN VARIABLE INSURANCE SERIES
    Global Growth Fund -- Class  Seeks capital appreciation by investing primarily   Capital Research and Management
    2                            in common stocks of companies located around the    Company
                                 world.
    Growth Fund -- Class 2       Seeks capital appreciation by investing primarily   Capital Research and Management
                                 in common stocks of companies that appear to offer  Company superior opportunities for growth and capital.
    Growth-Income Fund -- Class  Seeks capital appreciation and income by investing  Capital Research and Management
    2                            primarily in common stocks or other securities      Company
                                 which demonstrate the potential for appreciation
                                 and/or dividends.
FRANKLIN TEMPLETON VARIABLE INSURANCE
  PRODUCTS TRUST
    Franklin Small Cap Fund      Seeks long-term capital growth. The Fund seeks to   Franklin Advisers, Inc.
    Class 2                      accomplish its objective by investing primarily
                                 (normally at least 65% of its assets) in equity
                                 securities of smaller capitalization growth
                                 companies.
    Templeton International      Seeks long-term capital growth through a flexible   Templeton Investment Counsel,
    Securities Fund Class 2      policy of investing in stocks and debt obligations  Inc.
                                 of companies and governments outside the United
                                 States. Any income realized will be incidental.
GREENWICH STREET SERIES FUND
    Appreciation Portfolio       Seeks long term appreciation of capital by          Smith Barney Fund Management
                                 investing primarily in equity securities.           LLC ("SBFM")
    Diversified Strategic        Seeks high current income by investing primarily    SBFM
    Income Portfolio             in the following fixed income securities: U.S.      Subadviser: Smith Barney Global
                                 Government and mortgage-related securities,         Capital Management, Inc.
                                 foreign gov't bonds and corporate bonds rated
                                 below investment grade.
    Equity Index Portfolio       Seeks to replicate, before deduction of expenses,   Travelers Investment Management
    Class II Shares              the total return performance of the S&P 500 Index.  Co. ("TIMCO")
    Fundamental Value Portfolio  Seeks long-term growth with current income as a     SBFM
                                 secondary objective.
JANUS ASPEN SERIES
    Aggressive Growth            Seeks long-term capital growth by investing         Janus Capital
    Portfolio -- Service Shares  primarily in common stocks selected for their growth potential, normally investing at least 50%
                                 in the equity assets of medium-sized companies.
PIMCO VARIABLE INSURANCE TRUST
    Total Return Bond            Seeks maximum total return, consistent with         Pacific Investment Management
    Portfolio -- Administrative  preservation of capital and prudent investment      Company
    Shares                       management, by investing primarily in
                                 investment-grade debt securities.
PUTNAM VARIABLE TRUST
    Putnam VT International      Seeks capital appreciation by investing mostly in   Putnam Investment Management,
    Growth Fund -- Class IB      common stocks of companies outside the United       Inc. ("Putnam")
    Shares                       States.
    Putnam VT Small Cap Value    Seeks capital appreciation by investing mainly in   Putnam
    Fund -- Class IB Shares      common stocks of U.S. companies with a focus on
                                 value stocks.
    Putnam VT Voyager II         Seeks capital appreciation by investing mainly in   Putnam
    Fund -- Class IB Shares      common stocks of U.S. companies with a focus on
                                 growth stocks.
SALOMON BROTHERS VARIABLE SERIES
  FUND, INC.
    Capital Fund                 Seeks capital appreciation, primarily through       Salomon Brothers Asset
                                 investments in common stocks which are believed to  Management ("SBAM")
                                 have above-average price appreciation potential
                                 and which may involve above average risk.
    Investors Fund               Seeks long-term growth of capital, and,             SBAM
                                 secondarily, current income, through investments
                                 in common stocks of well-known companies.

--------------------------------------------------------------------------------------------------------------------
            FUNDING                                  INVESTMENT                                INVESTMENT
            OPTION                                   OBJECTIVE                             ADVISER/SUBADVISER
--------------------------------------------------------------------------------------------------------------------
    Small Cap Growth Fund        Seeks long-term growth of capital by investing      SBAM
                                 primarily in equity securities of companies with
                                 market capitalizations similar to that of
                                 companies included in the Russell 2000 Index.
SMITH BARNEY INVESTMENT SERIES
    Smith Barney Large Cap Core  Seeks capital appreciation by investing primarily   SBFM
    Portfolio                    in U.S. common stocks and other equity securities
                                 typically of established companies with large
                                 market capitalization.
    Smith Barney Premier         Seeks long term growth of capital using a multi-    SBFM
    Selections All Cap           manager approach investing in small, medium and
    Portfolio                    large sized companies.
THE TRAVELERS SERIES TRUST
    Equity Income Portfolio      Seeks reasonable income by investing at least 65%   TAMIC
                                 in income-producing equity securities. The balance  Subadviser: Fidelity Management
                                 may be invested in all types of domestic and        & Research Co ("FMR")
                                 foreign securities, including bonds. The Portfolio
                                 seeks to achieve a yield that exceeds that of the
                                 securities comprising the S&P 500. The Subadviser
                                 also considers the potential for capital
                                 appreciation.
    Large Cap Portfolio          Seeks long-term growth of capital by investing      TAMIC
                                 primarily in equity securities of companies with    Subadviser: FMR
                                 large market capitalizations.
    MFS Emerging Growth          Seeks to provide long-term growth of capital.       TAMIC
    Portfolio                    Dividend and interest income from portfolio         Subadviser: Massachusetts
                                 securities, if any, is incidental to the MFS        Financial Services ("MFS")
                                 Portfolio's investment objective.
    MFS Research Portfolio       Seeks to provide long-term growth of capital and    TAMIC
                                 future income.                                      Subadviser: MFS
TRAVELERS SERIES FUND INC.
    AIM Capital Appreciation     Seeks capital appreciation by investing             Travelers Investment Adviser
    Portfolio                    principally in common stock, with emphasis on       ("TIA")
                                 medium-sized and smaller emerging growth            Subadviser: AIM Capital
                                 companies.                                          Management Inc.
    Alliance Growth Portfolio    Seeks long-term growth of capital. Current income   TIA
                                 is only an incidental consideration. The Portfolio  Subadviser: Alliance Capital
                                 invests predominantly in equity securities of       Management L.P.
                                 companies with a favorable outlook for earnings
                                 and whose rate of growth is expected to exceed
                                 that of the U.S. economy over time.
    MFS Total Return Portfolio   (a balanced portfolio) Seeks to obtain              TIA
                                 above-average income (compared to a portfolio       Subadviser: MFS
                                 entirely invested in equity securities) consistent
                                 with the prudent employment of capital. Generally,
                                 at least 40% of the Portfolio's assets are
                                 invested in equity securities.
    Smith Barney Aggressive      Seeks capital appreciation by investing primarily   SBFM
    Growth Portfolio             in common stocks of companies that are
                                 experiencing, or have the potential to experience,
                                 growth of earnings, or that exceed the average
                                 earnings growth rate of companies whose securities
                                 are included in the S&P 500.
    Smith Barney High Income     Seeks high current income. Capital appreciation is  SBFM
    Portfolio                    a secondary objective. The Portfolio will invest
                                 at least 65% of its assets in high-yielding
                                 corporate debt obligations and preferred stock.
    Smith Barney International   Seeks total return on assets from growth of         SBFM
    All Cap Growth Portfolio     capital and income by investing at least 65% of
                                 its assets in a diversified portfolio of equity
                                 securities of established non-U.S. issuers.
    Smith Barney Large           Seeks long-term growth of capital by investing in   SBFM
    Capitalization Growth        equity securities of companies with large market
    Portfolio                    capitalizations.

--------------------------------------------------------------------------------------------------------------------
            FUNDING                                  INVESTMENT                                INVESTMENT
            OPTION                                   OBJECTIVE                             ADVISER/SUBADVISER
--------------------------------------------------------------------------------------------------------------------
    Smith Barney Large Cap       Seeks current income and long-term growth of        SBFM
    Value Portfolio              income and capital by investing primarily, but not
                                 exclusively, in common stocks.
    Smith Barney Mid Cap Core    Seeks long-term growth of capital by investing      SBFM
    Portfolio                    primarily in equity securities of medium-sized
                                 companies with market capitalizations between $1
                                 billion and $5 billion at the time of investment.
    Smith Barney Money Market    Seeks maximum current income and preservation of    SBFM
    Portfolio                    capital.
    Travelers Managed Income     Seeks high current income consistent with prudent   TIA
    Portfolio                    risk of capital through investments in corporate    Subadviser: TAMIC
                                 debt obligations, preferred stocks, and
                                 obligations issued or guaranteed by the U.S.
                                 Government or its agencies or instrumentalities.
    Van Kampen Enterprise        Seeks capital appreciation through investment in    SBFM
    Portfolio                    securities believed to have above-average           Subadviser: Van Kampen Asset
                                 potential for capital appreciation. Any income      Management Inc.
                                 received on such securities is incidental to the
                                 objective of capital appreciation.
VAN KAMPEN LIFE INVESTMENT TRUST
    Emerging Growth Portfolio    Seeks capital appreciation by investing primarily   Van Kampen Asset Management
                                 in common stocks of companies considered to be      Inc.
                                 emerging growth companies.
VARIABLE ANNUITY PORTFOLIOS
    Smith Barney Small Cap       Seeks long-term capital growth by investing in      Citi Fund Management, Inc.
    Growth Opportunities         equity securities of U.S. companies with market
    Portfolio                    capitalizations below the top 1,000 stocks of the
                                 equity market. Under normal circumstances, at
                                 least 65% of the fund's total assets will be
                                 invested in such companies. Dividend income, if
                                 any, is incidental to this investment objective.
VARIABLE INSURANCE PRODUCTS FUND II
    Contrafund(R) Portfolio --   Seeks long-term capital appreciation by investing   FMR
    Service Class                primarily in common stocks of companies whose
                                 value the adviser believes is not fully recognized
                                 by the public.

+ No longer available to new contract owners.

                                 FIXED ACCOUNT
--------------------------------------------------------------------------------

We offer our Fixed Account as a funding option. Please see Appendix A for more information.

                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the service and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts;

     - the death benefit paid on the death of the contract owner, annuitant, or first of the joint owners,

     - the available funding options and related programs (including dollar-cost averaging, portfolio rebalancing, and systematic withdrawal programs);

     - administration of the annuity options available under the Contracts; and

     - the distribution of various reports to contract owners.

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts,

     - sales and marketing expenses including commission payments to your Smith Barney Financial Consultant, and

     - other costs of doing business.

Risks we assume include:

     - that annuitants may live longer than estimated when the annuity factors under the Contracts were established;

     - that the amount of the death benefit will be greater than the contract value, and

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted.

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

We may reduce or eliminate the withdrawal charge, the administrative charges and/or the mortality and expense risk charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. For certain trusts, we may change the order in which purchase payments and earnings are withdrawn in order to determine the withdrawal charge. We will not reduce or eliminate the withdrawal charge or the administrative charge where such reduction or elimination would be unfairly discriminatory to any person.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. (For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur.) We may also profit on one on more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE (CONTINGENT DEFERRED SALES CHARGE)

We do not deduct a sales charge from purchase payments when they are made to the Contract. However, a withdrawal charge will apply if purchase payments are withdrawn before they have been in the Contract for four years. We will assess the charge as a percentage of the purchase payment withdrawn as follows:

YEARS SINCE PURCHASE                   WITHDRAWAL
    PAYMENT MADE                         CHARGE
        0-1                                6%
         2                                 5%
         3                                 4%
     4 and over                            0%

For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

        (a) any purchase payment to which no withdrawal charge applies, then

        (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

        (c) any purchase payment to which a withdrawal charge applies (on a first-in, first-out basis), then

        (d) any Contract earnings.

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if purchase payments are distributed:

     - due to the death of the contract owner or the annuitant (with no contingent annuitant surviving);

     - under the Travelers Managed Distribution Program;

     - if a lifetime annuity payout has begun;

     - if, after the first contract year, you elect annuity payments for a fixed period of at least five years; or

     - if amounts withdrawn under this contract are applied to other contract(s) issued by us or our affiliates (subject to our approval).

FREE WITHDRAWAL ALLOWANCE

Beginning in the second contract year, you may withdraw up to 15% of the contract value annually. We calculate the available withdrawal amount as of the end of the previous contract year. The free withdrawal provision applies to all withdrawals except those transferred directly to annuity contracts issued by other financial institutions.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual contract administrative charge and the administrative expense charge. We will deduct the annual contract administrative charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the contract, and we will prorate this charge (i.e. calculate) from the date of purchase. We will also prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a contract administrative charge:

        (1) from the distribution of death proceeds;

        (2) after an annuity payout has begun, or

        (3) if the contract value on the date of assessment equals or is greater than $40,000.

We deduct the administrative expense charge (sometimes called "sub-account administrative charge") on each business day from amounts allocated to the variable funding options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the variable funding options, and is reflected in our accumulation and annuity unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts we hold in the variable funding options. We reflect the deduction in our calculation of accumulation and annuity unit values. The charges stated are the maximum for this product, and equals 1.70% annually. We reserve the right to lower this charge at any time. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your sales agent.

E.S.P. CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the variable funding options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the underlying funds in the fee table. Please review the prospectus for each underlying fund for a more complete description of that fund and its expenses.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your contract value either upon death, surrender, annuitization, or at the time you make purchase payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                   TRANSFERS
--------------------------------------------------------------------------------

Up to 30 days before the maturity date, you may transfer all or part of the contract value between variable funding options. We will make transfers at the value(s) next determined after we receive your request at our Home Office. There are no charges or restrictions on the amount or frequency of transfers currently; however, we reserve the right to charge a fee for any transfer request, and to limit the number of transfers to one in any six-month period. We also reserve the right to restrict transfers by any market timing firm or any other third party authorized to initiate transfers on behalf of multiple contract owners. We may, among other things, not accept: 1) the transfer instructions of any agent acting under a power of attorney on behalf of more than one owner, or 2) the transfer or exchange instructions of individual owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one owner. We further reserve the right to limit transfers that we determine will disadvantage other contract owners.

Since different underlying funds have different expenses, a transfer of contract values from one variable funding option to another could result in your investment becoming subject to higher or lower expenses. Also, you should consider the inherent risks involved in making transfers. Frequent transfers based on short-term expectations may increase the risk that you will make a transfer at an inopportune time.

After the maturity date, you may make transfers between funding options only with our consent.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more accumulation units in a funding option if the value per unit is low and will purchase fewer accumulation units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through written request or other method acceptable to us. You must have a minimum total contract value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400.

You may establish pre-authorized transfers of contract values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.


In addition to the DCA Program within the Fixed Account, we may credit increased interest rates to contract owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the contract owner may pre-authorize level transfers to any of the funding options under either a 6, 12 or 24 Month Program. These Programs will generally have different credited interest rates. Under all Programs, the interest rate can accrue up to 6, 12 or 24 months, depending on the length of your Program, on amounts in the Special DCA Program and we must transfer all purchase payments and accrued interest on a level basis to the selected funding options during the duration of the program selected.


The pre-authorized transfers will begin after the initial Program purchase payment and complete enrollment instructions are received by Travelers. If complete Program enrollment instructions are not received by the Company within 15 days of receipt of the initial Program purchase payment, the entire balance in the Program will be credited with the non-Program interest rate then in effect for the Fixed Account.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your contract value for the remainder of 6, 12 or 24 months with the interest rate for non-Program funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent purchase payments we receive within the Program period selected to the current funding options over the remainder of that Program transfer period, unless you otherwise direct.


All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.


                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

Any time before the maturity date, you may redeem all or any portion of the cash surrender value, that is, the contract value less any withdrawal charge and any premium tax not previously deducted. Unless you submit a written request specifying the fixed or variable funding option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the cash surrender value as of the close of business after we receive your withdrawal request at our Home Office. The cash surrender value may be more or less than the purchase payments you made. You may not make withdrawals during the annuity period.

We may defer payment of any cash surrender value for a period of up to seven days after the written request is received, but it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

SYSTEMATIC WITHDRAWALS

Before the maturity date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a contract value of at least $15,000 and you must make the election on the form we provide. We will surrender accumulation units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to contract owners (where allowed by state law).

Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the contract owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

LOANS

Loans may be available under your Contract. If available, all loan provisions are described in your Contract or loan agreement.

                              OWNERSHIP PROVISIONS
--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

Contract Owner (you, your). The Contract belongs to the contract owner named in the Contract (on the Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for nonqualified contracts. You have sole power during the annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the contract owner.

Joint Owner. For nonqualified contracts only, you may name joint owners (e.g., spouses) in a written request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a written request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the annuitant or the contract owner. If more than one beneficiary survives the annuitant or contract owner, they will share equally in benefits unless you recorded different shares with the Company by written request before the death of the annuitant or contract owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the variable funding options or the Fixed Account, as most recently elected by the contract owner, until the death report date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by written request during the lifetime of the annuitant and while the Contract continues.

ANNUITANT

The annuitant is designated in the Contract (on the Specifications page), and is the individual on whose life the maturity date and the amount of the monthly annuity payments depend. You may not change the annuitant after your Contract is in effect.

You may not change, delete or add a contingent annuitant after the Contract becomes effective.

                                 DEATH BENEFIT
--------------------------------------------------------------------------------

Before the maturity date, generally, a death benefit is payable when either the annuitant or a contract owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) due proof of death and
(2) written payment instructions or (3) election of spousal contract continuance ("death report date").

We must be notified of the annuitant's death no later than six months from the date of death in order to pay the death proceeds as described under "Death Proceeds Before the Maturity Date." If we are notified more than six months after the death, we will pay death proceeds equal to the contract value on the death report date, less any applicable premium tax, prior withdrawals and/or outstanding loans.

Note: If the owner dies before the annuitant, the death benefit is recalculated, replacing all references to "annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

ANNUAL STEP-UP DEATH BENEFIT


If the annuitant dies before the maturity date, the death benefit payable as of the death report date will be the greatest of (a), (b) or (c) below,



     (a) the contract value;



     (b) the total purchase payments less the total amount of any partial surrenders made under this contract; or



     (c) the Step-Up Value, if any, as described below.


STEP-UP VALUE

The Step-Up Value will initially equal the first purchase payment. Whenever you make an additional purchase payment, we will increase the Step-Up Value by the amount of that purchase payment. Whenever you make a withdrawal, we will reduce the Step-Up Value by a partial surrender reduction as described below. On each contract date anniversary that occurs before the annuitant's 80th birthday and before the annuitant's death, if the contract value is greater than the Step-Up Value, we will reset the Step-Up Value to equal the contract value on that date. If the Step-Up Value is greater than the contract value, the Step-Up Value will remain unchanged. We will not reduce the Step-Up Value on these anniversary recalculations (provided no withdrawals or surrenders are made on that day). The only changes made to the Step-Up Value on or after the annuitant's 80th birthday will be those related to additional purchase payments or withdrawals as described below. If the death report date is before the first contract date anniversary, there is no Step-Up Value.

PARTIAL SURRENDER REDUCTION. If you make a withdrawal, we will reduce the Step-Up Value by a partial surrender reduction which equals (1) the death benefit value in effect immediately before the reduction for partial surrender, multiplied by (2) the amount of the partial surrender, divided by (3) the contract value before the surrender. See the example of the partial surrender reduction below.

For example, assume your current contract value is $55,000. If your original Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

          50,000 x (10,000/55,000) = 9,090

Your new Step-Up Value would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current contract value is $30,000. If your original Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

          50,000 x (10,000/30,000) = 16,666

Your new Step-Up Value would be 50,000-16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P."). (THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.) The Rider Effective Date is the date the Rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the death report date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1) 200% of the modified purchase payments excluding purchase payments that are both received after the first rider effective date anniversary and within 12 months of the death report date, or (2) your contract value minus the modified purchase payments, calculated as of the death report date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified purchase payments excluding purchase payments that are both received after the first rider effective date anniversary and within 12 months of the death report date, or (2) your contract value minus the modified purchase payments, calculated as of the death report date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the contract value as of the Rider Effective Date. Whenever a purchase payment is made after the rider effective date, the modified purchase payment(s) are increased by the amount of the purchase payment. Whenever a partial surrender is taken after the rider effective date, the modified purchase payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION is equal to 1) the modified purchase payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by 2) the amount of the partial surrender divided by 3) the contract value immediately prior to the partial surrender.


See the example below of how the partial surrender reduction applies to the E.S.P.



For example, assume your current Modified Purchase Payment is $50,000 and that your current contract value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the Modified Purchase Payment as follows:



          50,000 x (10,000/55,000) = 9,090



Your new Modified Purchase Payment would be $50,000-$9,090, or 40,910.

The following example shows what would happen in a declining market. Assume your current contract value is $30,000. If your current Modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the Modified Purchase Payment as follows:



          50,000 x (10,000/30,000) = 16,666



Your new Modified Purchase Payment would be $50,000-$16,666, or 33,334.


PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the maturity date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

                             NONQUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                     UNLESS...                  MANDATORY
   BEFORE THE MATURITY DATE,       THE COMPANY WILL PAY                                       PAYOUT RULES
     UPON THE DEATH OF THE           THE PROCEEDS TO:                                            APPLY*
--------------------------------------------------------------------------------------------------------------
 Owner (who is not the           The beneficiary (ies),     Unless, the beneficiary is      Yes
 annuitant) (with no joint       or if none, to the         the contract owner's spouse
 owner)                          contract owner's estate.   and the spouse elects to
                                                            continue the contract as the
                                                            new owner rather than receive
                                                            the distribution.
--------------------------------------------------------------------------------------------------------------
 Owner (who is the annuitant)    The beneficiary (ies),     Unless, the beneficiary is      Yes
 (with no joint owner)           or if none, to the         the contract owner's spouse
                                 contract owner's estate.   and the spouse elects to
                                                            continue the contract as the
                                                            new owner rather than receive
                                                            the distribution.
--------------------------------------------------------------------------------------------------------------
 Non-spousal Joint Owner (who    The surviving joint                                        Yes
 is not the annuitant)           owner.
--------------------------------------------------------------------------------------------------------------
 Non-spousal Joint Owner (who    The beneficiary (ies),     Unless the beneficiary is the   Yes
 is the annuitant)               or if none, to the         contract owner's spouse and
                                 surviving joint owner.     the spouse elects to continue
                                                            the contract.
                                                            Or, unless there is a
                                                            contingent annuitant, then
                                                            the contingent annuitant
                                                            becomes the annuitant and the
                                                            proceeds will be paid to the
                                                            surviving joint owner.
--------------------------------------------------------------------------------------------------------------
 Spousal Joint Owner (who is     The surviving joint        Unless the spouse elects to     Yes
 not the annuitant)              owner.                     continue the contract.
--------------------------------------------------------------------------------------------------------------
 Spousal Joint Owner (who is     The beneficiary (ies),     Unless the spouse elects to     Yes
 the annuitant)                  or if none, to the         continue the contract.
                                 surviving joint owner.
                                                            A spouse who is not the
                                                            beneficiary may decline to
                                                            receive the proceeds or to
                                                            continue the contract and
                                                            instruct the company to pay
                                                            the beneficiary.
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                     UNLESS...                  MANDATORY
   BEFORE THE MATURITY DATE,       THE COMPANY WILL PAY                                       PAYOUT RULES
     UPON THE DEATH OF THE           THE PROCEEDS TO:                                            APPLY*
--------------------------------------------------------------------------------------------------------------
 Annuitant (who is not the       The beneficiary (ies),     Unless the beneficiary is the   Yes
 contract owner)                 or, if none, to the        contract owner's spouse and
                                 contract owner.            the spouse elects to continue
                                                            the contract as the new owner
                                                            rather than receive the
                                                            distribution.
                                                            Or, unless, there is a
                                                            contingent annuitant. Then,
                                                            the contingent annuitant
                                                            becomes the annuitant and the
                                                            Contract continues in effect
                                                            (generally using the original
                                                            maturity date). The proceeds
                                                            will then be paid upon the
                                                            death of the contingent
                                                            annuitant or owner.
--------------------------------------------------------------------------------------------------------------
 Annuitant (who is the contract  See death of "owner who                                    Yes
 owner)                          is the annuitant" above.
--------------------------------------------------------------------------------------------------------------
 Annuitant (where owner is a     The beneficiary (ies)                                      Yes (Death of
 nonnatural person/trust)        (e.g. the trust).                                          annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
--------------------------------------------------------------------------------------------------------------
 Contingent Annuitant (assuming  No death proceeds are                                      N/A
 annuitant is still alive)       payable; contract
                                 continues.
--------------------------------------------------------------------------------------------------------------
 Beneficiary                     No death proceeds are                                      N/A
                                 payable; contract
                                 continues.
--------------------------------------------------------------------------------------------------------------
 Contingent Beneficiary          No death proceeds are                                      N/A
                                 payable; contract
                                 continues.
--------------------------------------------------------------------------------------------------------------

* Certain payout rules of the Internal Revenue Code (IRC) are triggered upon the death of any Owner. Non-spousal Beneficiaries (as well as spousal beneficiaries who choose not to assume the contract) must begin taking distributions based on the Beneficiary's life expectancy within one year of death or take a complete distribution of contract proceeds within 5 years of death. If Mandatory Distribution has begun, the 5 year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (NONQUALIFIED CONTRACTS ONLY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

If your spouse is named as an owner and/or beneficiary, and you die before the maturity date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the annuitant and your spouse elects to continue the Contract, your spouse will be named the annuitant as of the death report date.

If your spouse elects to continue the Contract as contract owner, the death benefit will be calculated as of the death report date. If the contract value is less than the calculated death benefit, the contract value will be increased to equal the death benefit. This amount is referred to as the adjusted contract value. Any difference between the contract value and the adjusted contract value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the death report date.

Any premium paid before the death report date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase payments made to the Contract after the death report date will be subject to the withdrawal charge. All other Contract fees and charges applicable to the original Contract will also apply to the continued Contract. All other benefits and features of your Contract will be based on your spouse's age on the death report date as if your spouse had purchased the Contract with the adjusted contract value on the death report date. This spousal contract continuance is available only once for each Contract.

                              QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
   BEFORE THE MATURITY DATE,       THE COMPANY WILL PAY              UNLESS...                  MANDATORY
     UPON THE DEATH OF THE           THE PROCEEDS TO:                                         PAYOUT RULES
                                                                                              APPLY (SEE *
                                                                                                 ABOVE)
--------------------------------------------------------------------------------------------------------------
 Owner/Annuitant                 The beneficiary(ies), or                                   Yes
                                 if none, to the contract
                                 owner's estate.
--------------------------------------------------------------------------------------------------------------
 Beneficiary                     No death proceeds are                                      N/A
                                 payable; contract
                                 continues.
--------------------------------------------------------------------------------------------------------------
 Contingent Beneficiary          No death proceeds are                                      N/A
                                 payable; contract
                                 continues.
--------------------------------------------------------------------------------------------------------------

DEATH PROCEEDS AFTER THE MATURITY DATE

If any contract owner or the annuitant dies on or after the maturity date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity or income option then in effect.

                               THE ANNUITY PERIOD
--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular income payments (annuity payments). You can choose the month and the year in which those payments begin (maturity date). You can also choose among income plans (annuity options). While the annuitant is alive, you can change your selection any time up to the maturity date. Annuity payments will begin on the maturity date stated in the Contract unless the Contract has been fully surrendered or the proceeds have been paid to the beneficiary before that date, or unless you elect another date. Annuity payments are a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; or (c) for the joint lifetime of the annuitant and another person, and thereafter during the lifetime of the survivor. We may require proof that the annuitant is alive before annuity payments are made. Not all options may be available in all states.

You may choose to annuitize at any time after you purchase the contract. Unless you elect otherwise, the maturity date will be the later of the annuitant's 95th birthday or ten years after the effective date of the contract, if later.

At least 30 days before the original maturity date, a contract owner may elect to extend the maturity date to any time prior to the annuitant's 95th birthday or to a later date with the Company's consent. Certain annuity options taken at the maturity date may be used to meet the minimum required distribution requirements of federal tax law, or a program of partial surrenders may be used instead. These mandatory distribution requirements take effect generally upon the death of the contract owner, or with qualified contracts upon either the later of the contract owner's attainment of age 70 1/2 or year of retirement; or the death of the contract owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your annuity payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time annuity payments begin, you have not made an election, we will apply your cash surrender value to provide an annuity funded by the same investment options as you have selected during the accumulation period. At least 30 days before the maturity date, you may transfer the contract value among the funding options in order to change the basis on which we will determine annuity payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the variable funding options. We determine the number of annuity units credited to the Contract by dividing the first monthly annuity payment attributable to each variable funding option by the corresponding accumulation unit value as of 14 days before the date annuity payments begin. We use an annuity unit to measure the dollar value of an annuity payment. The number of annuity units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly annuity payment. If you elect a variable annuity, the amount we apply to it will be the cash surrender value as of 14 days before the date annuity payments.

The amount of your first monthly payment depends on the annuity option you elected and the annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly annuity payment by multiplying the benefit per $1,000 of value shown in the Contract tables (or, if they would produce a larger payment, the tables then in effect on the maturity date) by the number of thousands of dollars of contract value you apply to that annuity option, and factors in an assumed daily net investment factor. We call this your net investment rate. Your net investment rate corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your variable funding options is less than 3%, then the dollar amount of your variable annuity payment will decrease. However, if the annualized investment performance, after expenses, of your variable funding options is greater than 3%, then the dollar amount of your variable annuity payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent annuity payments changes from month to month based on the investment experience of the applicable funding options. The total amount of each annuity payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of annuity units we credited to each funding option by the corresponding annuity unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments which do not vary during the annuity period. We will calculate the dollar amount of the first fixed annuity payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your cash surrender value as of the date annuity payments begin. Payout rates will not be lower than those shown in the Contract. If it would produce a larger payment, the first fixed annuity payment will be determined using the Life Annuity Tables in effect on the maturity date.

                                PAYMENT OPTIONS
--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the annuitant is alive, you can change your annuity option selection any time up to the maturity date. Once annuity payments have begun, no further elections are allowed.

During the annuitant's lifetime, if you do not elect otherwise before the maturity date, we will pay you (or another designated payee) the first of a series of monthly annuity payments based on the life of the annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain qualified contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract.

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the contract value in a lump-sum.

On the maturity date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the annuitant must be made by the contract owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the cash surrender value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options. Options 1 through 4 are available for both fixed and/or variable annuities. Option 5 is only available for fixed annuities.

Option 1 -- Life Annuity -- No Refund. The Company will make annuity payments during the lifetime of the annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly annuity payments during the lifetime of the annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular annuity payments during the lifetime of the annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make annuity payments during the lifetimes of the annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly annuity payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make annuity payments to the secondary payee in an amount equal to 50% of the payments which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period. (Fixed Account Only). We will make periodic payments for the period selected.

                       MISCELLANEOUS CONTRACT PROVISIONS
--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the contract value plus any contract charges and premium taxes you paid (but not any fees and charges the underlying fund assessed) within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the variable funding options during the right to return period; therefore, the contract value returned may be greater or less than your purchase payment.

If the Contract is purchased as an Individual Retirement Annuity, and is returned within the first seven days after delivery, your purchase payment will be refunded in full; during the remainder of the right to return period, the contract value (including charges) will be refunded.

We will determine the contract value following the close of the business day on which we receive your Contract and a written request for a refund. Where state law requires a longer period, or the return of purchase payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

You do not need to make any purchase payments after the first to keep the Contract in effect. However, we reserve the right to terminate the Contract on any business day if your contract value as of that date is less than $2,000 and you have not made purchase payments for at least two years, unless otherwise specified by state law. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the cash surrender value less any applicable taxes.

REQUIRED REPORTS

As often as required by law, but at least once in each contract year before the due date of the first annuity payment, we will furnish a report showing the number of accumulation units credited to the Contract and the corresponding accumulation unit value(s) as of the report date for each funding option to which the contract owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in the Separate Account may not reasonably occur or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. Payments from the Fixed Account may be delayed up to 6 months.

                             THE SEPARATE ACCOUNTS
--------------------------------------------------------------------------------

The Travelers Insurance Company and the Travelers Life and Annuity Company each sponsor separate accounts: Separate Account Nine and Separate Account Ten, respectively. Both Separate Account Nine and Separate Account Ten were established on June 18, 1999 and are registered with the SEC as unit investment trusts (separate account) under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the variable funding options.

We hold the assets of Separate Account Nine and Separate Account Ten for the exclusive and separate benefit of the owners of each separate account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business which we may conduct. Obligations under the Contract are obligations of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the variable funding options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each variable funding option's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

PERFORMANCE INFORMATION

From time to time, we may advertise several types of historical performance for the Contract's variable funding options. We may advertise the "standardized average annual total returns" of the variable funding option, calculated in a manner prescribed by the SEC, and the "nonstandardized total return," as described below. Specific examples of the performance information appear in the SAI.

STANDARDIZED METHOD. We compute quotations of average annual total returns according to a formula in which a hypothetical initial investment of $1,000 is applied to the variable funding option, and then related to ending redeemable values over one-, five-, and ten-year periods, or for a period covering the time during which the funding option has been in existence, if less. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). We convert the deduction for the annual contract administrative charge to a percentage of assets based on the actual fee collected, divided by the average net assets for Contracts sold. Each quotation assumes a total redemption at the end of each period with the applicable withdrawal charge deducted at that time.

NONSTANDARDIZED METHOD. We calculate nonstandardized "total returns" in a similar manner based on the performance of the funding options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Nonstandardized total returns will not reflect the deduction of the annual contract administrative charge, which, if reflected, would decrease the level of performance shown. These returns also do not reflect the withdrawal charge because we designed the Contract for long-term investment.

For underlying funds that were in existence before they became available as a funding option, the nonstandardized average annual total return quotations reflects the investment performance that such funding options would have achieved (reduced by the applicable charges) had the underlying fund been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance.

GENERAL. Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index, the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of the Separate Account and the variable funding options.

                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences under this Contract is not intended to cover all situations, and is not meant to provide tax advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax adviser regarding your personal situation. For your information, a more detailed tax discussion is contained in the SAI.

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for money put into an annuity. The Internal Revenue Code (Code) governs how this money is ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below.

TAX-FREE EXCHANGES: The Internal Revenue Code provides that, generally, no gain or loss is recognized when an annuity contract is received in exchange for a life, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

TYPES OF CONTRACTS: QUALIFIED OR NONQUALIFIED

If you purchase an annuity contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or individual retirement annuity (IRA), your contract is referred to as a qualified contract. Some examples of qualified contracts are: IRAs, 403(b) annuities established by public school systems or certain tax-exempt organizations, corporate sponsored pension and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. An exception to this is a qualified plan called a Roth IRA. Under Roth IRAs, after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a qualified contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the contract. If you purchase the contract on an individual basis with after-tax dollars and not under one of the programs described above, your contract is referred to as nonqualified.

NONQUALIFIED ANNUITY CONTRACTS

As the owner of a nonqualified annuity, you do not receive any tax benefit (deduction or deferral of income) on purchase payments, but you will not be taxed on increases in the value of your contract until a distribution occurs -- either as a withdrawal (distribution made prior to the maturity date), or as annuity payments. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings. Similarly, when you receive an annuity payment, part of each payment is considered a return of your purchase payments and will not be taxed. The remaining portion of the annuity payment (i.e., any earnings) will be considered ordinary income for tax purposes.

If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), increases in the value of the contract attributable to purchase payments made after February 28, 1986 are includible in income annually. Furthermore, for contracts issued after April 22, 1987, if you transfer the contract without adequate consideration all deferred increases in value will be includible in your income at the time of the transfer.

If you make a partial withdrawal, this money will generally be taxed as first coming from earnings, (income in the contract), and then from your purchase payments. These withdrawn earnings are includible in your income. (See "Penalty Tax for Premature Distributions" below.) There is income in the contract to the extent the contract value exceeds your investment in the contract. The investment in the contract equals the total purchase payments you paid less any amount received previously which was excludible from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

The Contract provides one or more optional enhanced death benefits that in some cases may exceed the greater of the purchase price or the contract value. It is possible that the IRS may take a position that the charges for the optional enhanced death benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional death benefit should be treated as a taxable withdrawal, you should consult your tax advisor before selecting any rider or endorsement to the Contract.

Federal tax law requires that nonqualified annuity contracts meet minimum mandatory distribution requirements upon the death of the contract owner, including the first of joint owners. If these requirements are not met, the contract will not be treated as an annuity contract for Federal income tax purposes and earnings under the contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the new contract owner is the surviving spouse. We will administer Contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the contract have generally not yet been taxed, the full amount of all distributions, including lump-sum withdrawals and annuity payments, are generally taxed at the ordinary income tax rate unless the distribution is transferred to an eligible rollover account or contract. The Contract is available as a vehicle for IRA rollovers and for other qualified contracts. There are special rules which govern the taxation of qualified contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. We have provided a more complete discussion in the SAI.

The Contract includes one or more optional enhanced death benefits that in some cases may exceed the greater of the purchase payments or the contract value. The IRS has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability, whether a death benefit such as the optional death benefit(s) in the Contract comports with IRA qualification requirements. Although Travelers regards the optional enhanced death benefit as a permissible benefit under an IRA, the IRS may take a contrary position regarding tax qualification resulting in deemed distributions and penalty taxes. You should consult your tax advisor prior to selecting any optional enhanced death benefit for an IRA.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS

Taxable distributions taken before the contract owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the contract owner. Other exceptions may be available in certain qualified plans.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any nonqualified variable annuity contracts based on a separate account shall not be treated as an annuity for any period if investments made in the account are not adequately diversified. Final tax regulations define how separate accounts must be diversified. The Company monitors the diversification of investments constantly and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the contract owner of tax deferred treatment. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying separate account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Contract, such as the flexibility of the contract owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the contract owner investment control over separate account assets, we reserve the right to modify the Contract as necessary to prevent a contract owner from being treated as the owner of the separate account assets supporting the Contract.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement. Distributions must begin or be continued according to required patterns following the death of the contract owner or annuitant of both qualified and nonqualified annuities.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Contract because of the death of an owner or annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the contract; of (ii) if distributed under a payment option, they are taxed in the same way as annuity payments.

                               OTHER INFORMATION
--------------------------------------------------------------------------------

THE INSURANCE COMPANIES

Please refer to your Contract or the first page of the Summary of this prospectus to determine which Company issued your Contract.

The Travelers Insurance Company is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is an indirect wholly owned subsidiary of Citigroup Inc. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183.

The Travelers Life and Annuity Company is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in a majority of the states of the United States, the District of Columbia and Puerto Rico, and intends to seek licensure in the remaining states, except New York. The Company is an indirect wholly owned subsidiary of Citigroup Inc. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183.

FINANCIAL STATEMENTS

The financial statements for the Company and its separate account are located in the Statement of Additional Information.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

We intend to sell the Contracts in all jurisdictions where we are licensed to do business and where the Contract is approved. Any registered representative of affiliated or independent broker-dealers who sell the Contracts will be qualified to sell variable annuities under applicable federal and state laws. Each broker-dealer is registered with the SEC under the Securities Exchange Act of 1934, and all are members of the NASD. The principal underwriter of the Contracts is our affiliate, Travelers Distribution LLC, One Tower Square, Hartford, CT.

Up-front compensation paid to sales representatives will not exceed 7% of the purchase payments made under the Contracts. If asset based compensation is paid, it will not exceed 2% of the average account value annually. From time to time, we may pay or permit other promotional incentives, in cash, credit or other compensation.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a Contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, cash surrender value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the contract owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the underlying funds. However, we believe that when an underlying fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares we own on our own behalf. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right.

LEGAL PROCEEDINGS AND OPINIONS

Legal matters in connection with the federal laws and regulations affecting the issue and sale of the contract described in this prospectus, as well as the organization of the Companies, their authority to issue variable annuity contracts under Connecticut law and the validity of the forms of the variable annuity contracts under Connecticut law, have been passed on by the General Counsel of the Companies.

THE TRAVELERS INSURANCE COMPANY

There are no pending legal proceedings affecting the Separate Account. There is one material pending legal proceeding, other than ordinary routine litigation incidental to business, to which the Company is a party.

In March 1997, a purported class action entitled Patterman v. The Travelers, Inc., et al. was commenced in the Superior Court of Richmond County, Georgia, alleging, among other things, violations of the Georgia RICO statute and other state laws by an affiliate of the Company, Primerica Financial Services, Inc. and certain of its affiliates. Plaintiffs seek unspecified compensatory and punitive damages and other relief. From February 1998 through April 2000, various motions for transfer of the lawsuit were heard and appealed. In April 2000, the matter was remanded to the Superior Court of Richmond County by the Georgia Supreme Court. Also, in April 2000 defendants moved for summary judgement on all counts of the complaint. Discovery commenced in May 2000. Defendants intend to vigorously contest the litigation.

THE TRAVELERS LIFE AND ANNUITY COMPANY

There are no pending material legal proceedings affecting the Separate Account, the principal underwriter or the Company.

                                   APPENDIX A
--------------------------------------------------------------------------------

                               THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the separate accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic annuity payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account contract value, or the dollar amount of fixed annuity payments made under any payout option.

We guarantee that, at any time, the Fixed Account contract value will not be less than the amount of the purchase payments allocated to the Fixed Account,plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account which supports insurance and annuity obligations. Neither the general account nor any interest therein is registered under, nor subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at not less than 3% per year. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of 3% per year in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guarantee of 3% for any given year.

TRANSFERS

You may make transfers from the Fixed Account to any other available variable funding option(s) twice a year during the 30 days following the semiannual anniversary of the contract date. We limit transfers to an amount of up to 15% of the Fixed Account contract value on the semiannual contract effective date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to variable funding options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions.

Automated transfers from the Fixed Account to any of the variable funding options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                      THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX B
--------------------------------------------------------------------------------

              CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to The Travelers Insurance Company or The Travelers Life and Annuity Company. A list of the contents of the Statement of Additional Information is set forth below:

        The Insurance Company
        Principal Underwriter
        Distribution and Principal Underwriting Agreement
        Valuation of Assets
        Performance Information
        Federal Tax Considerations
        Independent Accountants
        Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated October 1, 2001 are available without charge. To request a copy, please clip this coupon on the dotted line above, enter your name and address in the spaces provided below, and mail to: The Travelers Life and Annuity Company, Annuity Investor Services, One Tower Square, Hartford, Connecticut 06183. The Travelers Insurance Company Statement of Additional Information is printed on Form L-12948S, and The Travelers Life and Annuity Statement of Additional Information is printed on Form L-12948S-TLAC.

Name:
--------------------------------------------------------------------------------
Address:
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      THIS PAGE INTENTIONALLY LEFT BLANK.

L-12948                                                          October 1, 2001

                                     PART B

          Information Required in a Statement of Additional Information

                              TRAVELERS VINTAGE 3

                       STATEMENT OF ADDITIONAL INFORMATION

                                      dated

                                 October 1, 2001

                                       for

            THE TRAVELERS SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES

                                    ISSUED BY

                     THE TRAVELERS LIFE AND ANNUITY COMPANY

This Statement of Additional Information ("SAI") is not a prospectus but relates to, and should be read in conjunction with, the Individual Variable Annuity Contract Prospectus dated October 1, 2001. A copy of the Prospectus may be obtained by writing to The Travelers Life and Annuity Company, Annuity Investor Services, One Tower Square, Hartford, Connecticut 06183-9061, or by calling 1-800-842-8573 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.


                                TABLE OF CONTENTS

THE INSURANCE COMPANY .........................................             2

PRINCIPAL UNDERWRITER .........................................             2

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT .............             2

VALUATION OF ASSETS ...........................................             2

PERFORMANCE INFORMATION .......................................             3

FEDERAL TAX CONSIDERATIONS ....................................             8

INDEPENDENT ACCOUNTANTS .......................................             11

FINANCIAL STATEMENTS ..........................................             F-1

                              THE INSURANCE COMPANY

        The Travelers Life and Annuity Company (the "Company") is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct a life insurance business in all states (except New Hampshire and New York) and the District of Columbia and Puerto Rico. The Company's Home Office is located at One Tower Square Hartford, Connecticut 06183 and its telephone number is
(860) 277-0111.

        The Company is a wholly owned subsidiary of The Travelers Insurance Company, an indirect, wholly owned subsidiary of Citigroup Inc. ("Citigroup"), a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. Citigroup's activities are conducted through the Global Consumer, Global Corporate and Investment Bank, Global Investment Management and Private Banking, and Investment Activities segments.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

        The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. Separate Account Ten meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of Separate Account Nine are subject to the provisions of Section 38a-433 of the Connecticut General Statutes which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.


                              PRINCIPAL UNDERWRITER

        Travelers Distribution LLC ("TDLLC") serves as principal underwriter for Separate Account Ten and the Contracts. The offering is continuous. TDLLC's principal executive offices are located at One Tower Square, Hartford, Connecticut. TDLLC is affiliated with the Company and Separate Account Ten.


                DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

        Under the terms of the Distribution and Principal Underwriting Agreement among Separate Account Ten, TDLLC and the Company, TDLLC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses TDLLC for certain sales and overhead expenses connected with sales functions.


                               VALUATION OF ASSETS

FUNDING OPTIONS: The value of the assets of each Funding Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

        Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

        Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

        Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by "marking to market" (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) "Marking to market" takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

THE CONTRACT VALUE: The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one valuation period to the next. The net investment factor for a Funding Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

     (a) = investment income plus capital gains and losses (whether realized or unrealized);
     (b) = any deduction for applicable taxes (presently zero); and
     (c) = the value of the assets of the funding option at the beginning of the valuation period.

        The gross investment rate may be either positive or negative. A Funding Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the accumulation unit for each Funding Option was initially established at $1.00. The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit Value applicable to each Funding Option was established at $1.00. An Annuity Unit Value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)


                             PERFORMANCE INFORMATION

        From time to time, the Company may advertise several types of historical performance for the Funding Options of the Separate Account. The Company may advertise the "standardized average annual total returns" of the Funding Options available through the Separate Account, calculated in a manner prescribed by the Securities and Exchange Commission, as well as the "nonstandardized total returns," as described below:

        STANDARDIZED METHOD. Quotations of average annual total returns are computed according to a formula in which a hypothetical initial investment of $1,000 is allocated to the Funding Option, and then related to ending redeemable values over one-, five- and ten-year periods, or for a period covering the time during which the Funding Option has been in existence, if less. If a Funding Option has been in existence for less than one year, the "since inception" total return performance quotations are year-to-date and are not average annual total returns. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the annual contract administrative charge is converted to a percentage of assets based on the actual fee collected, divided by the average net assets per contract sold under the Prospectus to which this SAI relates. Each quotation assumes a total redemption at the end of each period with any applicable withdrawal charge deducted at that time. Because the contracts described in this Statement of Additional Information are new, there is no standardized performance information yet available.


        NONSTANDARDIZED METHOD. Nonstandardized "total returns" will be calculated in a similar manner based on the performance of the Funding Options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Nonstandardized total returns will not reflect the deduction of the annual contract administrative charge, which, if reflected, would decrease the level of performance shown. The withdrawal charge is not reflected because the Contract is designed for long-term investment.

        For Funding Options that were in existence before they became available under the Separate Account, the nonstandardized average annual total return quotations will reflect the investment performance that such Funding Options would have achieved (reduced by the applicable charges) had they been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance.


        Average annual total returns for each of the Funding Options computed according to the nonstandardized method for the period ending December 31, 2000 are set forth in the following table.

                          TRAVELERS VINTAGE 3 ANNUITY
                   NONSTANDARIZED PERFORMANCE AS OF 12/31/00

--------------------------------------------------------------------------------------------------------------------------------
                                                     CUMULATIVE RETURNS                        AVERAGE ANNUAL RETURNS
--------------------------------------------------------------------------------------------------------------------------------
                                         YTD      1 YR      3YR       5YR     10YR      3YR     5YR     10YR       Inception
--------------------------------------------------------------------------------------------------------------------------------
STOCK ACCOUNTS:
----------------------------------------------------------------------------------------------------------------------------------
AIM Capital Appreciation Portfolio      -11.91%   -11.91%   42.35%    77.15%     -      12.57%   12.18%    -     10.69%   10/10/95
----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Value Fund                     -16.08%   -16.08%   39.16%    91.25%     -      11.72%   13.91%    -     15.34%     5/5/93
----------------------------------------------------------------------------------------------------------------------------------
Alliance Growth Portfolio               -19.60%   -19.60%   32.31%   113.36%     -       9.86%   16.42%    -     18.08%    6/20/94
----------------------------------------------------------------------------------------------------------------------------------
Alliance Premier Growth
Portfolio-Class B*                      -18.18%   -18.18%   54.30%   144.79%     -      15.63%   19.66%    -     18.24%    6/26/92
----------------------------------------------------------------------------------------------------------------------------------
American Funds Global Growth
Fund-Class 2*                           -20.24%   -20.24%   68.14%     -         -      18.98%     -       -     17.44%    4/30/97
----------------------------------------------------------------------------------------------------------------------------------
American Funds Growth Fund-Class 2*       2.72%     2.72%  110.86%   199.00%  523.52%   28.29%   24.53%  20.10%     -       2/8/84
----------------------------------------------------------------------------------------------------------------------------------
American Funds Growth-Income
Fund-Class 2*                             6.14%     6.14%   34.43%    93.08%  256.92%   10.45%   14.12%  13.60%     -      2/28/85
----------------------------------------------------------------------------------------------------------------------------------
Equity Income Portfolio (Fidelity)        7.30%     7.30%   22.00%      -        -       6.94%     -       -     14.02%    8/30/96
----------------------------------------------------------------------------------------------------------------------------------
Equity Index Portfolio - Class II*      -10.84%   -10.84%   33.32%   112.20%     -      10.14%   16.29%    -     15.43%   11/30/91
----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP II Contrafund(R)
Portfolio-Service Class*                 -8.28%    -8.28%   42.73%   107.43%     -      12.67%   15.77%    -     19.71%    1/31/95
----------------------------------------------------------------------------------------------------------------------------------
Franklin Small Cap Fund-Class 2*        -17.94%   -17.94%     -         -        -         -        -      -      9.79%     5/1/98
----------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Aggressive Growth
Portfolio-Service Shares*               -32.93%   -32.93%   95.79%   129.93%     -      25.17%   18.17%    -     20.41%    9/13/93
----------------------------------------------------------------------------------------------------------------------------------
Large Cap Portfolio (Fidelity)          -15.92%   -15.92%   42.15%      -        -      12.52%      -      -     16.61%    8/30/96
----------------------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth Portfolio           -21.48%   -21.48%   79.83%      -        -      21.67%      -      -     20.70%    8/30/96
----------------------------------------------------------------------------------------------------------------------------------
MFS Research Portfolio                   -7.17%    -7.17%     -         -        -         -        -      -      6.14%    3/23/98
----------------------------------------------------------------------------------------------------------------------------------
Putnam VT International Growth
Fund - Class IB Shares*                 -11.13%   -11.13%   62.58%      -        -      17.66%      -      -     16.76%     1/2/97
----------------------------------------------------------------------------------------------------------------------------------
Putnam VT Small Cap Value
Fund - Class IB Shares*                  22.38%    22.38%     -         -        -         -        -      -     14.29%    4/30/99
----------------------------------------------------------------------------------------------------------------------------------
Putnam VT Voyager II
Fund - Class IB Shares*                     -         -       -         -        -         -        -      -    -28.52%    9/28/00
----------------------------------------------------------------------------------------------------------------------------------
Salomon Brothers Variable Capital Fund   16.26%    16.26%     -         -        -         -        -      -     18.41%    2/17/98
----------------------------------------------------------------------------------------------------------------------------------
Salomon Brothers Variable Investors
Fund                                     13.31%    13.31%     -         -        -         -       -       -     11.22%    2/17/98
----------------------------------------------------------------------------------------------------------------------------------
Salomon Brothers Variable Small Cap
Growth Fund                              14.78%    14.78%     -         -        -         -       -       -     32.75%    11/1/99
----------------------------------------------------------------------------------------------------------------------------------
Smith Barney Aggressive Growth
Portfolio                                13.78%    13.78%     -         -        -         -       -       -     31.20%    11/1/99
----------------------------------------------------------------------------------------------------------------------------------
Smith Barney Appreciation Portfolio      -2.09%    -2.09%   27.22%    86.25%     -       8.44%   13.31%    -     11.12%   10/16/91
----------------------------------------------------------------------------------------------------------------------------------
Smith Barney Fundamental Value
Portfolio                                18.45%    18.45%   46.31%   107.07%     -      13.60%   15.73%    -     15.51%    12/3/93
----------------------------------------------------------------------------------------------------------------------------------
Smith Barney International All
Cap Growth Portfolio                    -25.08%   -25.08%   29.05%    50.61%     -       8.96%    8.61%    -      7.19%    6/20/94
----------------------------------------------------------------------------------------------------------------------------------
Smith Barney Large Cap Core Portfolio    -6.77%    -6.77%     -         -        -         -        -      -     14.93%     5/1/98
----------------------------------------------------------------------------------------------------------------------------------
Smith Barney Large Cap Growth
Portfolio                                -8.52%    -8.52%     -         -        -         -        -      -     14.93%     5/1/98
----------------------------------------------------------------------------------------------------------------------------------
Smith Barney Large Cap Value
Portfolio                                11.22%    11.22%   17.82%    72.59%     -       5.71%   11.60%    -     12.96%    6/20/94
----------------------------------------------------------------------------------------------------------------------------------
Smith Barney Mid Cap Core
Portfolio                                15.92%    15.92%     -         -        -         -        -      -     29.46%    11/1/99
----------------------------------------------------------------------------------------------------------------------------------
Smith Barney Premier Selection All
Cap Growth Portfolio                     15.91%    15.91%     -         -        -         -        -      -     27.99%    9/14/99
----------------------------------------------------------------------------------------------------------------------------------
Smith Barney Small Cap Growth
Opportunities Portfolio                   7.18%     7.18%   36.79%        -      -      11.09%       -     -     11.23%     2/7/97
----------------------------------------------------------------------------------------------------------------------------------
Templeton International Securities       -4.01%    -4.01%   24.30%    69.44%     -       7.61%   11.19%    -     11.36%     5/1/92
Fund-Class 2*
----------------------------------------------------------------------------------------------------------------------------------
Van Kampen Emerging Growth Portfolio    -11.67%   -11.67%  139.60%   225.14%     -      33.87%   26.63%    -     27.39%     7/3/95
----------------------------------------------------------------------------------------------------------------------------------
Van Kampen Enterprise Portfolio         -16.09%   -16.09%   27.48%    94.66%     -       8.51%   14.31%    -     16.01%    6/21/94
----------------------------------------------------------------------------------------------------------------------------------
BOND ACCOUNTS:
----------------------------------------------------------------------------------------------------------------------------------
PIMCO Total Return Portfolio              8.33%     8.33%   12.79%      -        -       4.18%       -     -      4.18%   12/31/97
----------------------------------------------------------------------------------------------------------------------------------
Smith Barney Diversified Strategic        1.08%     1.08%    5.45%    22.45%     -       1.88%    4.22%    -      4.46%   10/16/91
Income Portfolio
----------------------------------------------------------------------------------------------------------------------------------
Smith Barney High Income Portfolio       -9.59%    -9.59%  -10.24%    11.60%     -      -3.43%    2.31%    -      4.01%    6/22/94
----------------------------------------------------------------------------------------------------------------------------------
Travelers Managed Income Portfolio        6.08%     6.08%    8.38%    18.23%     -       2.81%    3.49%    -      4.65%    6/28/94
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                                     CUMULATIVE RETURNS                  AVERAGE ANNUAL RETURNS
----------------------------------------------------------------------------------------------------------------------------------
                                         YTD      1 YR      3YR       5YR     10YR       3YR      5YR    10YR       Inception
----------------------------------------------------------------------------------------------------------------------------------
BALANCED ACCOUNTS:
----------------------------------------------------------------------------------------------------------------------------------
MFS Total Return Portfolio               14.68%    14.68%   26.72%    69.80%     -       8.30%   11.24%    -     11.65%    6/20/94
----------------------------------------------------------------------------------------------------------------------------------
MONEY MARKET ACCOUNTS:
----------------------------------------------------------------------------------------------------------------------------------
Smith Barney Market Money Portfolio       4.28%     4.28%   10.61%    17.73%     -       3.51%    3.41%    -      3.36%    6/20/94
----------------------------------------------------------------------------------------------------------------------------------


The inception date is the date that the underlying fund commenced operations. *These funds offer multiple classes of shares. The performance above may reflect the fees and performance of another class of the same fund for periods before the current class existed. If the current class's 12b-1 fee and other expenses were higher, the performance shown would be lower. They may not be available in every jurisdiction.

                           FEDERAL TAX CONSIDERATIONS

        The following description of the federal income tax consequences under this Contract is not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, tax advice may be needed by a person contemplating purchase of an annuity contract and by a contract owner or beneficiary who may make elections under a contract. For further information, please consult a qualified tax adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS
        Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan, or a Section 403(b) annuity, attains age 70 1/2 or retires. Minimum annual distributions under an IRA must begin by April 1st of the calendar year in which the contract owner attains 70 1/2. Distributions must also begin or be continued according to required patterns following the death of the contract owner or the annuitant.

NONQUALIFIED ANNUITY CONTRACTS
        Individuals may purchase tax-deferred annuities without tax law funding limits. The purchase payments receive no tax benefit, deduction or deferral, but increases in the value of the contract are generally deferred from tax until distribution. If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), the increases in value attributable to purchase payments made after February 28, 1986 are generally includable in income annually. Furthermore, for contracts issued after April 22, 1987, all deferred increases in value will be includable in the income of a contract owner when the contract owner transfers the contract without adequate consideration.

        If two or more annuity contracts are purchased from the same insurer within the same calendar year, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

        Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

        In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically,
Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced.

INDIVIDUAL RETIREMENT ANNUITIES
        To the extent of earned income for the year and not exceeding $2,000 per individual, an individual may make deductible contributions to an individual retirement annuity (IRA). There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit of $4,000.

        The Code provides for the purchase of a Simplified Employee Pension
(SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of 15% of compensation up to $35,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

SIMPLE PLAN IRA FORM

        Effective January 1, 1997, employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to $6,000. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution of 100% on the first 3% or 7% contribution for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAs
        Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations ($2,000 per year for annual contributions), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

        Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

QUALIFIED PENSION AND PROFIT-SHARING PLANS
        Under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

        Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

        The contract includes an optional death benefit that in some cases may exceed the greater of the purchase payments or the contract value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the contract in connection with such plans should consult their tax adviser.

SECTION 403(b) PLANS
        Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code.

        The contract includes an optional death benefit that in some cases may exceed the greater of the purchase payments or the contract value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

        Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

FEDERAL INCOME TAX WITHHOLDING
        The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(b) PLANS OR ARRANGEMENTS OR FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS

    There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another retirement plan but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

    (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

    (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

    (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law, or

    (d) the distribution is a hardship distribution.

        A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and a 10% additional tax penalty may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2.  OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

    To the extent not described as requiring 20% withholding in 1 above, the portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3.  PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE
    YEAR)

    The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs. As of January 1, 2001, a recipient receiving periodic payments (e.g., monthly or annual payments under an annuity option) which total $15,150 or less per year, will generally be exempt from periodic withholding.

        Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

        Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are not permitted to elect out of withholding.

                             INDEPENDENT ACCOUNTANTS

        The financial statements of The Travelers Life and Annuity Company as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, included herein, and the financial statements of The Travelers Separate Account Ten for Variable Annuities as of December 31, 2000 and for the year ended December 31, 2000 and the period from November 3, 1999 (date operations commenced) to December 31,1999, also included herein, have been included in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

ANNUAL REPORT
DECEMBER 31, 2000



















                       THE TRAVELERS SEPARATE ACCOUNT TEN
                       FOR VARIABLE ANNUITIES















  [TRAVELERS INSURANCE COMPANY LOGO]

  The Travelers Insurance Company
  The Travelers Life and Annuity Company
  One Tower Square
  Hartford, CT  06183

                       THE TRAVELERS SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2000




ASSETS:
 Investments at market value:
    Alliance Variable Product Series Fund, Inc., 285,948 shares (cost $10,963,688) .........   $ 9,130,325
    American Variable Insurance Series, 860,485 shares (cost $33,007,039) ..................    31,003,095
    Franklin Templeton Variable Insurance Products Trust, 321,101 shares (cost $7,100,847) .     6,406,772
    Greenwich Street Series Fund, 551,136 shares (cost $10,079,651) ........................    10,012,527
    Janus Aspen Series, 76,898 shares (cost $3,755,444) ....................................     2,766,025
    Salomon Brothers Variable Series Fund Inc., 273,632 shares (cost $3,918,827) ...........     3,914,132
    The Travelers Series Trust, 720,221 shares (cost $14,800,749) ..........................    12,827,837
    Travelers Series Fund Inc., 7,269,469 shares (cost $59,971,933) ........................    56,149,487
    Van Kampen Life Investment Trust, 244,410 shares (cost $12,256,654) ....................    10,128,337
    Variable Insurance Products Fund II, 128,123 shares (cost $3,222,141) ..................     3,032,669
                                                                                               -----------

     Total Investments (cost $159,076,973) .................................................                 $ 145,371,206

Receivables:
  Dividends ................................................................................                         7,230
  Purchase payments and transfers from other Travelers accounts ............................                       709,416
                                                                                                             -------------

   Total Assets ............................................................................                   146,087,852
                                                                                                             -------------

LIABILITIES:
  Payables:
    Contract surrenders and transfers to other Travelers accounts ..........................                       461,168
    Insurance charges ......................................................................                        47,291
    Administrative fees ....................................................................                         5,793
                                                                                                             -------------

     Total Liabilities .....................................................................                       514,252
                                                                                                             -------------

NET ASSETS:                                                                                                  $ 145,573,600
                                                                                                             =============



                        See Notes to Financial Statements

                       THE TRAVELERS SEPARATE ACCOUNT TEN
                             FOR VARIABLE ANNUITIES

                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000





INVESTMENT INCOME:
  Dividends .............................................................                         $ 2,555,903

EXPENSES:
  Insurance charges .....................................................     $ 965,351
  Administrative fees ...................................................       117,829
                                                                              ---------
    Total expenses ......................................................                           1,083,180
                                                                                                  -----------
     Net investment income ..............................................                           1,472,723
                                                                                                  -----------
REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED GAIN (LOSS) ON
   INVESTMENTS:
  Realized gain (loss) from investment transactions:
    Proceeds from investments sold ......................................     7,932,292
    Cost of investments sold ............................................     8,011,367
                                                                              ---------
      Net realized gain (loss) ..........................................                             (79,075)

Change in unrealized gain (loss) on investments:
  Unrealized gain at December 31, 1999 ..................................       590,652
  Unrealized loss at December 31, 2000 ..................................   (13,705,767)
                                                                            -----------
   Net change in unrealized gain (loss) for the year ....................                         (14,296,419)
                                                                                                -------------
    Net realized gain (loss) and change in unrealized gain (loss) .......                         (14,375,494)
                                                                                                -------------
Net decrease in net assets resulting from operations ....................                       $ (12,902,771)
                                                                                                =============




                        See Notes to Financial Statements

                      THE TRAVELERS SEPARATE ACCOUNT TEN
                            FOR VARIABLE ANNUITIES

                      STATEMENT OF CHANGES IN NET ASSETS
                   FOR THE YEAR ENDED DECEMBER 31, 2000 AND
           THE PERIOD NOVEMBER 3, 1999 (DATE OPERATIONS COMMENCED)
                             TO DECEMBER 31, 1999






                                                                             2000                   1999
                                                                             ----                   ----
OPERATIONS:
  Net investment income.............................................        $ 1,472,723             $ 318,514
  Net realized gain (loss) from investment transactions.............            (79,075)                5,268
  Net change in unrealized gain (loss) on investments...............        (14,296,419)              590,652
                                                                          -------------          ------------

   Net increase (decrease) in net assets resulting from operations..        (12,902,771)              914,434
                                                                          -------------          ------------
UNIT TRANSACTIONS:
 Participant purchase payments
   (applicable to 100,385,899 and 12,679,473 units, respectively)...        116,679,878            13,681,811
  Participant transfers from other Travelers accounts
   (applicable to 32,099,529 and 951,780 units, respectively).......         36,504,116               980,121
  Administrative charges
   (applicable to 6,064 units)......................................             (7,434)                    -
  Contract surrenders
   (applicable to 1,121,031 and 9,133 units, respectively)..........         (1,273,320)             (10,571)
  Participant transfers to other Travelers accounts
   (applicable to 7,837,004 and 197,440 units, respectively)........         (8,351,210)            (205,984)
  Other payments to participants
    (applicable to 396,195 units)...................................           (435,470)                    -

    Net increase in net assets resulting from unit transactions.....        143,116,560            14,445,377
                                                                          -------------          ------------

     Net increase in net assets.....................................        130,213,789            15,359,811

NET ASSETS:
 Beginning of period................................................         15,359,811                     -
                                                                          -------------          ------------

 End of period......................................................      $ 145,573,600          $ 15,359,811
                                                                          =============          ============


                        See Notes to Financial Statements

                          NOTES TO FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES

    The Travelers Separate Account Ten for Variable Annuities ("Separate Account Ten") is a separate account of The Travelers Life and Annuity Company ("Travelers Life"), which is a wholly owned subsidiary of The Travelers Insurance Company ("The Travelers"), an indirect wholly owned subsidiary of Citigroup Inc., and is available for funding certain variable annuity contracts issued by Travelers Life. Separate Account Ten is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. Separate Account Ten includes the Vintage II product.

    Participant purchase payments applied to Separate Account Nine are invested in one or more sub-accounts in accordance with the selection made by the contract owner. As of December 31, 2000, the investments comprising Separate Account Nine were: Premier Growth Portfolio - Class B of Alliance Variable Product Series Fund; Global Growth Fund - Class 2, Growth Fund - Class 2 and Growth-Income Fund - Class 2 of American Variable Insurance Series; Franklin Small Cap Fund - Class 2 and Templeton International Securities Fund - Class 2 (formerly Templeton International Fund - Class 2) of the Franklin Templeton Variable Insurance Products Trust (formerly Templeton Variable Product Series Fund); Appreciation Portfolio, Diversified Strategic Income Portfolio, Total Return Portfolio and Equity Index Portfolio - Class II Shares of Greenwich Street Series Fund; Aggressive Growth Portfolio - Service Shares of Janus Aspen Series; Capital Fund (formerly Salomon Brothers Variable Capital Fund) Investors Fund (formerly Salomon Brothers Variable Investors Fund) and Small Cap Growth Fund (formerly Salomon Brothers Variable Small Cap Growth Fund) of Salomon Brothers Variable Series Fund Inc.; Equity Income Portfolio, Large Cap Portfolio, MFS Emerging Growth Portfolio, MFS Research Portfolio, Strategic Stock Portfolio and Disciplined Small Cap Stock Portfolio of The Travelers Series Trust; Alliance Growth Portfolio, MFS Total Return Portfolio, Smith Barney Aggressive Growth Portfolio, Smith Barney High Income Portfolio, Smith Barney International Equity Portfolio, Smith Barney Large Capitalization Growth Portfolio, Smith Barney Large Cap Value Portfolio, Smith Barney Mid Cap Portfolio, Smith Barney Money Market Portfolio, Travelers Managed Income Portfolio and Van Kampen Enterprise Portfolio of Travelers Series Fund Inc; Emerging Growth Portfolio of Van Kampen Life Investment Trust; and Contrafund(R) Portfolio-Service Class of Variable Insurance Products Fund II.

    All funds are Massachusetts business trusts except for Salomon Brothers Variable Series Fund Inc. and the Travelers Series Fund Inc., which are incorporated under Maryland law; and Van Kampen Life Investment Trust which is a Delaware business trust. Greenwich Street Series Fund, Salomon Brothers Variable Series Fund Inc., The Travelers Series Trust and Travelers Series Fund Inc. are managed by affiliates of The Travelers. Not all funds may be available in all states or to all contract owners.

    On February 8, 2000, a reorganization was approved by the shareholders that combined the assets of Franklin Small Cap Investments Fund - Class 2 into Franklin Small Cap Fund - Class 2, effective May 1, 2000. At the effective date, Separate Account Ten held 118,994 shares of Franklin Small Cap Investments Fund - Class 2 having a market value of $1,793,687 which were exchanged for 72,384 shares of Franklin Small Cap Fund - Class 2 equal in value.

    The following is a summary of significant accounting policies consistently followed by Separate Account Ten in the preparation of its financial statements.

    SECURITY VALUATION. Investments are valued daily at the net asset values per share of the underlying funds.

    SECURITY TRANSACTIONS. Security transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date.

    FEDERAL INCOME TAXES. The operations of Separate Account Ten form a part of the total operations of Travelers Life and are not taxed separately. Travelers Life is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the "Code"). Under existing federal income tax law, no taxes are payable on the investment income of Separate Account Ten. Separate Account Ten is not taxed as a "regulated investment company" under Subchapter M of the Code.

    OTHER. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  INVESTMENTS

    The aggregate costs of purchases and proceeds from sales of investments were $152,433,267 and $7,932,292 respectively, for the year ended December 31, 2000. Realized gains and losses from investment transactions are reported on an average cost basis. The cost of investments in eligible funds was $159,076,973 at December 31, 2000. Gross unrealized appreciation for all investments at December 31, 2000 was $1,284,604. Gross unrealized depreciation for all investments at December 31, 2000 was $14,990,371.

3.  CONTRACT CHARGES

    Insurance charges are paid for the mortality and expense risks assumed by Travelers Life. Each business day, Travelers Life deducts a mortality and expense risk charge which is reflected in the calculation of accumulation and annuity unit values. This charge equals, on an annual basis, 1.15%, 1.25% and 1.40% of the amounts held in each funding option for the Standard Death Benefit, Step-Up Death Benefit and Roll-Up Death Benefit, respectively.

    Administrative fees are paid for administrative expenses. This fee is also deducted each business day and reflected in the calculation of accumulation and annuity unit values. This charge equals, on an annual basis, 0.15% of the amounts held in each funding option.

    For contracts in the accumulation phase with a contract value less than $40,000, an annual charge of $30 (prorated for partial periods) is deducted from participant account balances and paid to The Travelers to cover contract administrative charges.

    No sales charge is deducted from participant purchase payments when they are received. However, Travelers Life generally assesses a contingent deferred sales charge of up to 6% if a participant's purchase payment is surrendered within eight years of its payment date. Contract surrender payments include $21,347 of contingent deferred sales charges for the year ended December 31, 2000.

4.  NET CONTRACT OWNERS' EQUITY




                                                                     DECEMBER 31, 2000
                                                            --------------------------------------

                                                            ACCUMULATION    UNIT         NET
                                                               UNITS       VALUE        ASSETS
                                                               -----       -----        ------
Alliance Variable Product Series Fund, Inc.
 Premier Growth Portfolio - Class B
   Standard Death Benefit ...............................     4,292,514   $ 0.926     $ 3,975,392
   Step-Up Death Benefit ................................     4,449,229     0.925       4,115,773
   Roll-Up Death Benefit ................................     1,121,509     0.924       1,035,666

American Variable Insurance Series
 Global Growth Fund - Class 2
   Standard Death Benefit ...............................     3,249,644     0.970       3,150,663
   Step-Up Death Benefit ................................     3,140,876     0.969       3,041,819
   Roll-Up Death Benefit ................................       894,278     0.967         864,625
Growth Fund - Class 2
   Standard Death Benefit ...............................     6,160,677     1.204       7,415,442
   Step-Up Death Benefit ................................     4,692,324     1.202       5,641,658
   Roll-Up Death Benefit ................................     2,103,315     1.200       2,524,511
Growth-Income Fund - Class 2
   Standard Death Benefit ...............................     4,257,325     1.107       4,714,377
   Step-Up Death Benefit ................................     2,375,657     1.106       2,627,664
   Roll-Up Death Benefit ................................       898,869     1.104         992,511

Franklin Templeton Variable Insurance Products Trust
 Franklin Small Cap Fund - Class 2
   Standard Death Benefit ...............................     1,777,941     1.001       1,779,822
   Step-Up Death Benefit ................................     1,131,242     1.000       1,131,150
   Roll-Up Death Benefit ................................       613,514     0.998         612,424
 Templeton International Securities Fund - Class 2
   Standard Death Benefit ...............................     1,545,764     1.074       1,660,620
   Step-Up Death Benefit ................................       720,927     1.073         773,597
   Roll-Up Death Benefit ................................       417,144     1.071         446,844


                                                                      DECEMBER 31, 2000
                                                            --------------------------------------

                                                            ACCUMULATION    UNIT         NET
                                                               UNITS       VALUE        ASSETS
                                                               -----       -----        ------
Greenwich Street Series Fund
 Appreciation Portfolio
   Standard Death Benefit ................................      941,763    $ 1.026      $ 966,593
   Step-Up Death Benefit .................................      917,507     1.025         940,625
   Roll-Up Death Benefit .................................      442,561     1.024         452,934
 Diversified Strategic Income Portfolio
   Standard Death Benefit ................................    1,438,172     1.014       1,458,039
   Step-Up Death Benefit .................................      601,613     1.013         609,235
   Roll-Up Death Benefit .................................      204,937     1.011         207,180
 Total Return Portfolio
   Standard Death Benefit ................................      948,161     1.234       1,169,505
   Step-Up Death Benefit .................................    1,579,098     1.232       1,945,665
   Roll-Up Death Benefit .................................      363,590     1.230         447,280
 Equity Index Portfolio - Class II Shares
   Standard Death Benefit ................................    1,086,756     0.955       1,037,852
   Step-Up Death Benefit .................................      613,674     0.954         585,391
   Roll-Up Death Benefit .................................      212,335     0.952         202,203

Janus Aspen Series
 Aggressive Growth Portfolio - Service Shares
   Standard Death Benefit ................................    1,701,726     0.674       1,147,384
   Step-Up Death Benefit .................................    2,007,540     0.674       1,352,681
   Roll-Up Death Benefit .................................      393,620     0.673         264,963

Salomon Brothers Variable Series Fund Inc.
 Capital Fund
   Standard Death Benefit ................................      507,525     1.205         611,757
   Step-Up Death Benefit .................................    1,028,179     1.204       1,237,990
   Roll-Up Death Benefit .................................      143,927     1.202         173,013
 Investors Fund
   Standard Death Benefit ................................      217,210     1.171         254,342
   Step-Up Death Benefit .................................      428,890     1.170         501,635
   Roll-Up Death Benefit .................................      114,195     1.168         133,338
 Small Cap Growth Fund
   Standard Death Benefit ................................      266,300     1.315         350,243
   Step-Up Death Benefit .................................      439,008     1.314         576,758
   Roll-Up Death Benefit .................................      152,125     1.312         199,530

                                                                      DECEMBER 31, 2000
                                                            --------------------------------------

                                                            ACCUMULATION    UNIT         NET
                                                               UNITS       VALUE        ASSETS
                                                               -----       -----        ------

The Travelers Series Trust
 Equity Income Portfolio
  Standard Death Benefit.............................           562,015    $ 1.092      $ 613,426
  Step-Up Death Benefit..............................           573,343     1.090         625,095
  Roll-Up Death Benefit..............................           136,422     1.089         148,490
 Large Cap Portfolio
  Standard Death Benefit.............................         1,406,663     0.900       1,265,271
  Step-Up Death Benefit..............................           894,807     0.899         803,991
  Roll-Up Death Benefit..............................           278,920     0.897         250,202
 MFS Emerging Growth Portfolio
  Standard Death Benefit.............................         3,648,186     1.130       4,121,001
  Step-Up Death Benefit..............................         1,897,890     1.128       2,141,401
  Roll-Up Death Benefit..............................           572,200     1.126         644,496
 MFS Research Portfolio
  Standard Death Benefit.............................           745,992     0.989         737,705
  Step-Up Death Benefit..............................           758,310     0.988         749,048
  Roll-Up Death Benefit..............................           209,499     0.986         206,595
 Strategic Stock Portfolio
  Standard Death Benefit.............................           192,677     1.076         207,259
  Step-Up Death Benefit..............................            85,437     1.075          91,803
  Roll-Up Death Benefit..............................            10,345     1.073          11,097
 Disciplined Small Cap Stock Portfolio
  Standard Death Benefit.............................           137,142     1.097         150,425
  Step-Up Death Benefit..............................            39,558     1.096          43,342
  Roll-Up Death Benefit..............................            19,899     1.094          21,766

Travelers Series Fund Inc.
 Alliance Growth Portfolio
  Standard Death Benefit.............................         5,313,349     0.914       4,855,267
  Step-Up Death Benefit..............................         2,951,007     0.913       2,693,545
  Roll-Up Death Benefit..............................         1,230,540     0.911       1,121,257
 MFS Total Return Portfolio
  Standard Death Benefit.............................         1,871,925     1.150       2,152,490
  Step-Up Death Benefit..............................         1,522,221     1.149       1,748,480
  Roll-Up Death Benefit..............................           850,618     1.147         975,453
 Smith Barney Aggressive Growth Portfolio
  Standard Death Benefit.............................         3,182,828     1.382       4,398,737
  Step-Up Death Benefit..............................         3,423,104     1.381       4,725,345
  Roll-Up Death Benefit..............................         1,521,381     1.378       2,096,531

                                                                     DECEMBER 31, 2000
                                                            --------------------------------------

                                                            ACCUMULATION    UNIT         NET
                                                               UNITS       VALUE        ASSETS
                                                                ----       -----        ------

Travelers Series Fund Inc. (continued)
 Smith Barney High Income Portfolio
   Standard Death Benefit.............................          746,254    $ 0.922      $ 688,225
   Step-Up Death Benefit..............................          595,882      0.921        548,929
   Roll-Up Death Benefit..............................          760,503      0.920        699,410
 Smith Barney International Equity Portfolio
   Standard Death Benefit.............................        1,959,090      0.908      1,777,950
   Step-Up Death Benefit..............................        1,570,421      0.907      1,423,620
   Roll-Up Death Benefit..............................          412,850      0.905        373,635
 Smith Barney Large Capitalization Growth Portfolio
   Standard Death Benefit.............................        4,125,697      1.001      4,130,532
   Step-Up Death Benefit..............................        3,224,751      1.000      3,224,794
   Roll-Up Death Benefit..............................        1,993,825      0.998      1,990,400
 Smith Barney Large Cap Value Portfolio
   Standard Death Benefit.............................        1,620,470      1.076      1,743,806
   Step-Up Death Benefit..............................        1,111,897      1.075      1,195,192
   Roll-Up Death Benefit..............................          692,437      1.073        743,063
 Smith Barney Mid Cap Portfolio
   Standard Death Benefit.............................        1,154,540      1.364      1,574,165
   Step-Up Death Benefit..............................        1,266,015      1.362      1,724,176
   Roll-Up Death Benefit..............................          602,754      1.360        819,461
 Smith Barney Money Market Portfolio
   Standard Death Benefit.............................        2,727,512      1.053      2,871,834
   Step-Up Death Benefit..............................          922,050      1.052        969,727
   Roll-Up Death Benefit..............................          178,779      1.050        187,702
 Travelers Managed Income Portfolio
   Standard Death Benefit.............................          598,018      1.059        632,997
   Step-Up Death Benefit..............................          555,087      1.057        586,894
   Roll-Up Death Benefit..............................          104,706      1.056        110,519
 Van Kampen Enterprise Portfolio
   Standard Death Benefit.............................        1,841,630      0.964      1,776,081
   Step-Up Death Benefit..............................          938,728      0.963        904,283
   Roll-Up Death Benefit..............................          839,108      0.962        806,944

Van Kampen Life Investment Trust
 Emerging Growth Portfolio
   Standard Death Benefit.............................        4,177,551      1.193      4,981,571
   Step-Up Death Benefit..............................        3,409,800      1.191      4,061,425
   Roll-Up Death Benefit..............................          895,350      1.189      1,064,635

Variable Insurance Products Fund II
 Contrafund(R) Portfolio - Service Class
   Standard Death Benefit.............................          866,413      1.048        908,206
   Step-Up Death Benefit..............................        1,784,874      1.047      1,868,823
   Roll-Up Death Benefit..............................          243,383      1.045        254,389
                                                                                     -------------

Net Contract Owners' Equity.......................................................   $ 145,573,600
                                                                                     =============

5.  STATEMENT OF INVESTMENTS



INVESTMENTS                                                                  NO. OF              MARKET
                                                                             SHARES              VALUE
                                                                          -------------       -------------
  ALLIANCE VARIABLE PRODUCT SERIES FUND, INC. (6.3%)
    Premier Growth Portfolio - Class B
      Total (Cost $10,963,688)                                                 285,948         $ 9,130,325
                                                                          -------------       -------------

  AMERICAN VARIABLE INSURANCE SERIES (21.3%)
    Global Growth Fund - Class 2 (Cost $8,460,150)                             410,217           7,059,839
    Growth Fund - Class 2 (Cost $16,558,200)                                   212,929          15,605,552
    Growth-Income Fund - Class 2 (Cost $7,988,689)                             237,339           8,337,704
                                                                          -------------       -------------
      Total (Cost $33,007,039)                                                 860,485          31,003,095
                                                                          -------------       -------------

  FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (4.4%)
    Franklin Small Cap Fund - Class 2 (Cost $4,175,089)                        166,730           3,524,673
    Templeton International Securities Fund - Class 2 (Cost $2,925,758)        154,371           2,882,099
                                                                          -------------       -------------
      Total (Cost $7,100,847)                                                  321,101           6,406,772
                                                                          -------------       -------------

  GREENWICH STREET SERIES FUND (6.9%)
    Appreciation Portfolio (Cost $2,351,151)                                   103,508           2,361,027
    Diversified Strategic Income Portfolio (Cost $2,353,932)                   233,161           2,261,665
    Total Return Portfolio (Cost $3,416,244)                                   158,036           3,563,717
    Equity Index Portfolio - Class II Shares (Cost $1,958,324)                  56,431           1,826,118
                                                                          -------------       -------------
      Total (Cost $10,079,651)                                                 551,136          10,012,527
                                                                          -------------       -------------

  JANUS ASPEN SERIES (1.9%)
    Aggressive Growth Portfolio - Service Shares
      Total (Cost $3,755,444)                                                   76,898           2,766,025
                                                                          -------------       -------------

  SALOMON BROTHERS VARIABLE SERIES FUND INC. (2.7%)
    Capital Fund (Cost $2,002,207)                                             130,480           1,970,255
    Investors Fund (Cost $863,696)                                              65,463             889,641
    Small Cap Growth Fund (Cost $1,052,924)                                     77,689           1,054,236
                                                                          -------------       -------------
      Total (Cost $3,918,827)                                                  273,632           3,914,132
                                                                          -------------       -------------

  THE TRAVELERS SERIES TRUST (8.8%)
    Equity Income Portfolio (Cost $1,297,570)                                   84,755           1,378,116
    Large Cap Portfolio (Cost $2,796,715)                                      138,031           2,320,303
    MFS Emerging Growth Portfolio (Cost $8,351,984)                            305,733           6,909,575
    MFS Research Portfolio (Cost $1,845,095)                                   139,421           1,693,963
    Strategic Stock Portfolio (Cost $286,492)                                   31,246             310,270
    Disciplined Small Cap Stock Portfolio (Cost $222,893)                       21,035             215,610
                                                                          -------------       -------------
      Total (Cost $14,800,749)                                                 720,221          12,827,837
                                                                          -------------       -------------




                                                                        NO. OF              MARKET
                                                                        SHARES              VALUE
                                                                     -------------        -------------
TRAVELERS SERIES FUND INC. (38.6%)
  Alliance Growth Portfolio (Cost $10,464,441)                            348,005         $ 8,647,927
  MFS Total Return Portfolio (Cost $4,604,217)                            275,877           4,899,581
  Smith Barney Aggressive Growth Portfolio (Cost $11,246,511)             797,146          11,152,074
  Smith Barney High Income Portfolio (Cost $2,156,995)                    191,622           1,937,301
  Smith Barney International Equity Portfolio (Cost $4,145,370)           205,665           3,576,507
  Smith Barney Large Capitalization Growth Portfolio
     (Cost $10,202,936)                                                   629,160           9,349,316
  Smith Barney Large Cap Value Portfolio (Cost $3,346,438)                170,881           3,631,231
  Smith Barney Mid Cap Portfolio (Cost $4,025,058)                        294,941           4,046,595
  Smith Barney Money Market Portfolio (Cost $4,089,307)                 4,089,307           4,089,307
  Travelers Managed Income Portfolio (Cost $1,285,939)                    111,187           1,330,904
  Van Kampen Enterprise Portfolio (Cost $4,404,721)                       155,678           3,488,744
                                                                     -------------       -------------
   Total (Cost $59,971,933)                                             7,269,469          56,149,487
                                                                     -------------       -------------

VAN KAMPEN LIFE INVESTMENT TRUST (7.0%)
  Emerging Growth Portfolio
   Total (Cost $12,256,654)                                               244,410          10,128,337
                                                                     -------------       -------------

VARIABLE INSURANCE PRODUCTS FUND II (2.1%)
  Contrafund(R) Portfolio - Service ClasS
   Total (Cost $3,222,141)                                                128,123           3,032,669
                                                                     -------------       -------------

TOTAL INVESTMENTS (100%)
  (COST $159,076,973)                                                                   $ 145,371,206
                                                                                         =============

6. SCHEDULE OF SEPARATE ACCOUNT TEN OPERATIONS AND CHANGES IN NET ASSETS FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD
   NOVEMBER 3, 1999 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 1999




                                                          PREMIER GROWTH PORTFOLIO -
                                                                  CLASS B             GLOBAL GROWTH FUND - CLASS 2
                                                          ------------------------    ----------------------------
                                                             2000         1999          2000              1999
                                                             ----         ----          ----              ----
INVESTMENT INCOME:
Dividends ..............................................   $ 230,829    $       -     $  20,585       $  14,510
                                                         ------------   ----------  ------------      ------------

EXPENSES:
Insurance charges ......................................      63,207          384        47,944             295
Administrative fees ....................................       7,706           45         5,829              36
                                                         ------------   ----------  ------------      ------------

    Net investment income (loss) .......................     159,916         (429)      (33,188)         14,179
                                                         ------------   ----------  ------------      ------------


REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold .......................      71,755       23,766       242,793             111
  Cost of investments sold .............................      77,185       23,017       249,183             107
                                                         ------------   ----------  ------------      ------------

    Net realized gain (loss) ...........................      (5,430)         749        (6,390)              4
                                                         ------------   ----------  ------------      ------------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of period ...........      28,315            -        33,535               -
  Unrealized gain (loss) end of period .................  (1,833,363)      28,315    (1,400,311)         33,535
                                                         ------------   ----------  ------------      ------------


    Net change in unrealized gain (loss) for the period   (1,861,678)      28,315    (1,433,846)         33,535
                                                         ------------   ----------  ------------      ------------

Net increase (decrease) in net assets
    resulting from operations ..........................  (1,707,192)      28,635    (1,473,424)         47,718
                                                         ------------   ----------  ------------      ------------




UNIT TRANSACTIONS:
Participant purchase payments ..........................   8,833,436      559,478     6,018,520         536,437
Participant transfers from other Travelers accounts ....   1,894,292       13,892     2,176,027           3,778
Administrative charges .................................        (612)           -          (311)              -
Contract surrenders ....................................    (116,561)        (123)      (55,443)            (79)
Participant transfers to other Travelers accounts ......    (354,857)     (23,557)     (196,116)              -
Other payments to participants .........................           -            -             -               -
                                                         ------------   ----------  ------------      ------------

  Net increase in net assets
    resulting from unit transactions ...................   10,255,698     549,690     7,942,677         540,136
                                                         ------------   ----------  ------------      ------------

    Net increase in net assets .........................   8,548,506      578,325     6,469,253         587,854




NET ASSETS:
  Beginning of period ..................................     578,325            -       587,854               -
                                                         ------------   ----------  ------------      ------------

  End of period ........................................ $ 9,126,831    $ 578,325   $ 7,057,107       $ 587,854
                                                         ============   ==========  ============      ============




                                                              GROWTH FUND - CLASS 2
                                                          ---------------------------
                                                               2000           1999
                                                               ----           ----
INVESTMENT INCOME:
Dividends ..............................................     $  28,567      $ 237,429
                                                          -------------     ---------

EXPENSES:
Insurance charges ......................................       108,099          1,131
Administrative fees ....................................        13,134            140
                                                          -------------     ---------

    Net investment income (loss) .......................       (92,666)       236,158
                                                          -------------     ---------


REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold .......................       431,898             49
  Cost of investments sold .............................       430,847             47
                                                          -------------     ---------

    Net realized gain (loss) ...........................         1,051              2
                                                          -------------     ---------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of period ...........       (77,903)             -
  Unrealized gain (loss) end of period .................      (952,648)       (77,903)
                                                          -------------     ---------


    Net change in unrealized gain (loss) for the period       (874,745)       (77,903)
                                                          -------------     ---------

Net increase (decrease) in net assets
    resulting from operations ..........................      (966,360)       158,257
                                                          -------------     ---------





UNIT TRANSACTIONS:
Participant purchase payments ..........................    12,488,717      1,872,773
Participant transfers from other Travelers accounts ....     2,387,279          4,284
Administrative charges .................................          (371)             -
Contract surrenders ....................................      (154,872)          (316)
Participant transfers to other Travelers accounts ......      (149,933)             -
Other payments to participants .........................       (57,847)             -
                                                          -------------   -----------

  Net increase in net assets
    resulting from unit transactions ...................    14,512,973      1,876,741
                                                          -------------   -----------

    Net increase in net assets .........................    13,546,613      2,034,998




NET ASSETS:
  Beginning of period ..................................     2,034,998              -
                                                          -------------   -----------

  End of period ........................................  $ 15,581,611    $ 2,034,998
                                                          =============   ===========


                                   FRANKLIN SMALL CAP FUND -     TEMPLETON INTERNATIONAL
GROWTH-INCOME FUND - CLASS 2               CLASS 2               SECURITIES FUND-CLASS 2           APPRECIATION PORTFOLIO
----------------------------      -------------------------     -------------------------        -------------------------
   2000           1999                2000          1999           2000          1999              2000         1999
   ----           ----                ----          ----           ----          ----              ----         ----

   $ 22,185      $ 36,259              $ 34,508   $         -    $  93,473      $      -         $  25,044  $           -
-----------     ----------        -------------   -----------  -----------     ---------       -----------  -------------


     49,288           229                30,235           476       19,327           195            15,343            112
      6,045            27                 3,710            59        2,361            24             1,860             14
-----------     ----------        -------------   -----------  -----------     ---------       -----------  -------------
    (33,148)       36,003                   563          (535)      71,785          (219)            7,841           (126)
-----------     ----------        -------------   -----------  -----------     ---------       -----------  -------------




    212,758           153               128,420            63       69,164            99           109,945         59,667
    214,153           177               121,670            63       70,515            96           109,648         59,084
-----------     ----------        -------------   -----------  -----------     ---------       -----------  -------------

     (1,395)          (24)                6,750             -       (1,351)            3               297            583
-----------     ----------        -------------   -----------  -----------     ---------       -----------  -------------


    (22,307)            -                71,793             -       14,291             -             3,796              -
    349,015       (22,307)             (650,416)       71,793      (43,659)       14,291             9,876          3,796
-----------     ----------        -------------   -----------  -----------     ---------       -----------  -------------

    371,322       (22,307)             (722,209)       71,793      (57,950)       14,291             6,080          3,796
-----------     ----------        -------------   -----------  -----------     ---------       -----------  -------------


    336,779        13,672              (714,896)       71,258       12,484        14,075            14,218          4,253
-----------     ----------        -------------   -----------  -----------     ---------       -----------  -------------





  6,581,351       523,309             2,302,017       916,030    2,223,466       252,024         1,614,362        208,010
  1,183,119         7,545             1,043,842        21,647      461,995         4,028           699,516          8,494
       (251)            -                  (178)            -         (164)            -              (167)             -
    (34,943)            -               (24,015)          (63)     (24,474)            -           (10,687)             -
    (92,151)            -               (92,246)            -      (62,373)            -          (118,257)       (59,590)
   (183,878)            -                     -             -            -             -                 -              -
-----------     ----------        -------------   -----------  -----------     ---------       -----------  -------------


  7,453,247       530,854             3,229,420       937,614    2,598,450       256,052         2,184,767        156,914
-----------     ----------        -------------   -----------  -----------     ---------       -----------  -------------

  7,790,026       544,526             2,514,524     1,008,872    2,610,934       270,127         2,198,985        161,167





    544,526             -             1,008,872             -      270,127             -           161,167              -
-----------     ----------        -------------   -----------  -----------     ---------       -----------  -------------

$ 8,334,552     $ 544,526         $   3,523,396   $ 1,008,872  $ 2,881,061     $ 270,127       $ 2,360,152      $ 161,167
===========     ==========        =============   ===========  ===========     =========       ===========  =============


6. SCHEDULE OF SEPARATE ACCOUNT TEN OPERATIONS AND CHANGES IN NET ASSETS
   FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD
   NOVEMBER 3, 1999 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 1999 (CONTINUED)

                                                       DIVERSIFIED STRATEGIC                               EQUITY INDEX PORTFOLIO -
                                                          INCOME PORTFOLIO       TOTAL RETURN PORTFOLIO         CLASS II SHARES
                                                     ------------------------- -------------------------  --------------------------
                                                       2000            1999       2000          1999          2000          1999
                                                       ----            ----       ----          ----          ----          ----
INVESTMENT INCOME:
Dividends ........................................   $ 139,320   $          -  $   39,799    $        -   $     3,912    $      -
                                                   ------------  ------------- -----------   -----------  ------------   ---------

EXPENSES:
Insurance charges ................................      16,304            486      13,078            11        14,488         248
Administrative fees ..............................       2,048             62       1,564             2         1,810          31
                                                   ------------  ------------- -----------   -----------  ------------   ---------
    Net investment income (loss) .................     120,968           (548)     25,157           (13)      (12,386)       (279)
                                                   ------------  ------------- -----------   -----------  ------------   ---------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold .................      57,287            335     280,411             -       128,825      26,814
  Cost of investments sold .......................      59,135            334     275,940             -       123,766      26,472
                                                   ------------  ------------- -----------   -----------  ------------   ---------

    Net realized gain (loss) .....................      (1,848)             1       4,471             -         5,059         342
                                                   ------------  ------------- -----------   -----------  ------------   ---------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of period .....         235              -         631             -        14,436           -
  Unrealized gain (loss) end of period ...........     (92,267)           235     147,473           631      (132,206)     14,436
                                                   ------------  ------------- -----------   -----------  ------------   ---------

    Net change in unrealized gain (loss) for
      the period ................................      (92,502)           235     146,842           631      (146,642)     14,436
                                                   ------------  ------------- -----------   -----------  ------------   ---------

Net increase (decrease) in net assets
    resulting from operations ...................      26,618           (312)    176,470           618      (153,969)     14,499
                                                   ------------  ------------- -----------   -----------  ------------   ---------




UNIT TRANSACTIONS:
Participant purchase payments ....................   1,342,581        493,093   1,732,256        15,439     1,359,379     451,375
Participant transfers from other Travelers
    accounts .....................................     470,703            776   1,750,456         2,889       272,862      11,735
Administrative charges                                     (94)             -         (72)            -          (115)          -
Contract surrenders ..............................     (33,137)             -     (23,847)            -       (22,881)          -
Participant transfers to other Travelers
    accounts .....................................     (25,774)             -     (91,759)            -       (70,822)    (36,617)
Other payments to participants ...................           -              -           -             -             -           -
                                                   ------------  ------------- -----------   -----------  ------------   ---------

  Net increase in net assets resulting from unit
    transactions .................................   1,754,279        493,869   3,367,034        18,328     1,538,423     426,493
                                                   ------------  ------------- -----------   -----------  ------------   ---------

    Net increase in net assets ...................   1,780,897        493,557   3,543,504        18,946     1,384,454     440,992




NET ASSETS:
  Beginning of period ............................     493,557              -      18,946             -       440,992           -
                                                   ------------  ------------- -----------   -----------  ------------   ---------

  End of period .................................. $ 2,274,454   $    493,557  $3,562,450    $   18,946   $ 1,825,446    $ 440,992
                                                   ============  ============= ===========   ===========  ============   =========

   AGGRESSIVE GROWTH
    SERVICE SHARES              PORTFOLIO CAPITAL         INVESTORS FUND      SMALL CAP GROWTH FUND
-------------------------    ------------------------  --------------------- -----------------------
   2000          1999           2000         1999        2000       1999       2000          1999
   ----          ----           ----         ----        ----       ----       ----          ----

$    65,394    $       -      $ 104,791      $ 3,058    $ 30,795      $ 308     $ 41,168   $       -
-----------    ----------    ----------    ----------  ---------- ---------- ------------  ----------


     11,974            -          7,316           77       5,221         41        8,563          42
      1,458            -            885            9         624          5        1,039           5
-----------    ----------    ----------    ----------  ---------- ---------- ------------  ----------
     51,962            -         96,590        2,972      24,950        262       31,566         (47)
-----------    ----------    ----------    ----------  ---------- ---------- ------------  ----------




     66,429            -          8,688          157      51,369         49       25,908         151
     71,547            -          8,193          156      48,663         49       24,778         148
-----------    ----------    ----------    ----------  ---------- ---------- ------------  ----------

     (5,118)           -            495            1       2,706          -        1,130           3
-----------    ----------    ----------    ----------  ---------- ---------- ------------  ----------


          -            -            497            -         451          -        4,801           -
   (989,419)           -        (31,952)         497      25,945        451        1,312       4,801
-----------    ----------    ----------    ----------  ---------- ---------- ------------  ----------

   (989,419)           -        (32,449)         497      25,494        451       (3,489)      4,801
-----------    ----------    ----------    ----------  ---------- ---------- ------------  ----------


   (942,575)           -         64,636        3,470      53,150        713       29,207       4,757
-----------    ----------    ----------    ----------  ---------- ---------- ------------  ----------





  2,621,435            -      1,555,565      100,377     618,407     59,901      764,271      82,204
  1,171,409            -        370,992            -     204,771          -      243,083      23,337
        (48)           -            (42)           -         (63)         -          (44)          -
     (3,510)           -         (5,868)        (123)     (5,140)       (27)      (5,958)       (130)
    (81,683)           -        (20,572)           -     (42,397)         -      (14,196)          -
          -            -        (45,675)           -           -          -            -           -
-----------    ----------    ----------    ----------  ---------- ---------- ------------  ----------


  3,707,603            -      1,854,400      100,254     775,578     59,874      987,156     105,411
-----------    ----------    ----------    ----------  ---------- ---------- ------------  ----------

  2,765,028            -      1,919,036      103,724     828,728     60,587    1,016,363     110,168





          -            -        103,724            -      60,587          -      110,168           -
-----------    ----------    ----------    ----------  ---------- ---------- ------------  ----------

$ 2,765,028    $       -     $ 2,022,76    $ 103,724   $ 889,315   $ 60,587  $ 1,126,531   $ 110,168
===========    ==========    ==========    ==========  ========== ========== ============  ==========

6. SCHEDULE OF SEPARATE ACCOUNT TEN OPERATIONS AND CHANGES IN NET ASSETS
   FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD
   NOVEMBER 3, 1999 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 1999 (CONTINUED)



                                                        EQUITY INCOME PORTFOLIO                         LARGE CAP PORTFOLIO
                                                 --------------------------------------      -------------------------------------
                                                       2000                 1999                  2000                 1999
                                                       ----                 ----                  ----                 ----
INVESTMENT INCOME:
Dividends ....................................   $         13,143      $         1,310       $       139,373    $          31,541
                                                 -----------------     ----------------      ----------------    -----------------

EXPENSES:
Insurance charges ............................              7,680                   22                20,339                  375
Administrative fees ..........................                935                    3                 2,524                   48
                                                 -----------------     ----------------      ----------------    -----------------
     Net investment income (loss) ............              4,528                1,285               116,510               31,118
                                                 -----------------     ----------------      ----------------    -----------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
   GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment
   transactions:
   Proceeds from investments sold ............            191,858                6,037                38,672                  164
   Cost of investments sold ..................            182,656                6,175                40,443                  163
                                                 -----------------     ----------------      ----------------    -----------------

     Net realized gain (loss) ................              9,202                 (138)               (1,771)                   1
                                                 -----------------     ----------------      ----------------    -----------------

Change in unrealized gain (loss) on
   investments:
   Unrealized gain (loss) beginning of
   period ....................................               (494)                   -                  (651)                   -
   Unrealized gain (loss) end of period ......             80,546                 (494)             (476,412)                (651)
                                                 -----------------     ----------------      ----------------    -----------------

     Net change in unrealized gain (loss) for
       the period ............................             81,040                 (494)             (475,761)                (651)
                                                 -----------------     ----------------      ----------------    -----------------

Net increase (decrease) in net assets
   resulting from operations .................             94,770                  653              (361,022)              30,468
                                                 -----------------     ----------------      ----------------    -----------------


UNIT TRANSACTIONS:
Participant purchase payments ................          1,018,211               25,099             1,070,219              724,368
Participant transfers from other Travelers
   accounts ..................................            428,915                4,990               878,351               11,098
Administrative charges .......................                (52)                   -                  (117)                   -
Contract surrenders ..........................             (2,794)                   -               (16,706)                (126)
Participant transfers to other Travelers
accounts .....................................           (182,781)                   -               (11,060)                   -
Other payments to participants ...............                  -                    -                (6,009)                   -
                                                 -----------------     ----------------      ----------------    -----------------

  Net increase in net assets
     resulting from unit transactions ........          1,261,499               30,089             1,914,678              735,340
                                                 -----------------     ----------------      ----------------    -----------------

   Net increase in net assets ................          1,356,269               30,742             1,553,656              765,808




NET ASSETS:
   Beginning of period .......................             30,742                    -               765,808                    -
                                                 -----------------     ----------------      ----------------    -----------------

   End of period .............................   $      1,387,011      $        30,742       $     2,319,464     $        765,808
                                                 =================     ================      ================    =================


                                                        MFS EMERGING GROWTH PORTFOLIO
                                                    ------------------------------------
                                                         2000                1999
                                                         ----                ----
INVESTMENT INCOME:
Dividends ....................................      $       262,466     $              -
                                                    ----------------    ----------------

EXPENSES:
Insurance charges ............................               59,027                 822
Administrative fees ..........................                7,345                 104
                                                    ----------------    ----------------
     Net investment income (loss) ............              196,094                (926)
                                                    ----------------    ----------------

REALIZED GAIN (LOSS) AND CHANGE IN
   UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment
   transactions:
   Proceeds from investments sold ............              189,609                  78
   Cost of investments sold ..................              200,971                  72
                                                    ----------------    ----------------

     Net realized gain (loss) ................              (11,362)                  6
                                                    ----------------    ----------------

Change in unrealized gain (loss) on
   investments:
   Unrealized gain (loss) beginning of
     period ..................................              239,591                   -
   Unrealized gain (loss) end of period ......           (1,442,409)            239,591
                                                    ----------------    ----------------

     Net change in unrealized gain (loss) for
       the period ............................           (1,682,000)            239,591
                                                    ----------------    ----------------

Net increase (decrease) in net assets
     resulting from operations ...............           (1,497,268)            238,671
                                                    ----------------    ----------------


UNIT TRANSACTIONS:
Participant purchase payments ................            5,267,571           1,373,684
Participant transfers from other Travelers
   accounts ..................................            1,747,496              20,572
Administrative charges .......................                 (487)                  -
Contract surrenders ..........................              (70,764)                (29)
Participant transfers to other Travelers
accounts .....................................             (157,310)                  -
Other payments to participants ...............              (15,238)                  -
                                                    ----------------    ----------------

  Net increase in net assets
    resulting from unit transactions .........            6,771,268           1,394,227
                                                    ----------------    ----------------

    Net increase in net assets ...............            5,274,000           1,632,898



NET ASSETS:
  Beginning of period ........................            1,632,898                   -
                                                    ----------------    ----------------

  End of period ..............................      $     6,906,898     $     1,632,898
                                                    ================    ================



                                                                    DISCIPLINED SMALL CAP
   MFS RESEARCH PORTFOLIO       STRATEGIC STOCK PORTFOLIO             STOCK PORTFOLIO              ALLIANCE GROWTH PORTFOLIO
----------------------------  -----------------------------  --------------------------------  --------------------------------
     2000          1999          2000            1999             2000            1999             2000                1999
     ----          ----          ----            ----             ----            ----             ----                ----

$      7,750   $          -   $     12,685   $           -   $       10,317    $           -   $      424,782    $           -
-------------  -------------  -------------  --------------  ---------------   --------------  ---------------   --------------


       8,047             36          1,705              31            1,592               25           67,744              890
         981              5            211               4              202                4            8,381              111
-------------  -------------  -------------  --------------  ---------------   --------------  ---------------   --------------
      (1,278)           (41)        10,769             (35)           8,523              (29)         348,657           (1,001)
-------------  -------------  -------------  --------------  ---------------   --------------  ---------------   --------------




      60,330              -          5,927              21            4,131               16          340,102           71,651
      60,865              -          6,326              21            4,076               16          389,904           70,486
-------------  -------------  -------------  --------------  ---------------   --------------  ---------------   --------------

        (535)             -           (399)              -               55                -          (49,802)           1,165
-------------  -------------  -------------  --------------  ---------------   --------------  ---------------   --------------


       4,546              -           (221)              -            1,998                -           92,266                -
    (151,132)         4,546         23,778            (221)          (7,283)           1,998       (1,816,514)          92,266
-------------  -------------  -------------  --------------  ---------------   --------------  ---------------   --------------

    (155,678)         4,546         23,999            (221)          (9,281)           1,998       (1,908,780)          92,266
-------------  -------------  -------------  --------------  ---------------   --------------  ---------------   --------------


    (157,491)         4,505         34,369            (256)            (703)           1,969       (1,609,925)          92,430
-------------  -------------  -------------  --------------  ---------------   --------------  ---------------   --------------





   1,142,281         76,052        203,445          26,873          146,222           22,952        6,430,567        1,468,228
     662,075            776         44,275           3,302           43,497            1,805        2,880,445           30,801
        (100)             -             (8)              -               (8)               -             (735)               -
     (18,907)             -         (1,841)              -             (201)               -          (86,467)            (207)
     (15,843)             -              -               -                -                -         (453,260)         (61,585)
           -              -              -               -                -                -          (20,223)               -
-------------  -------------  -------------  --------------  ---------------   --------------  ---------------   --------------


   1,769,506         76,828        245,871          30,175          189,510           24,757        8,750,327        1,437,237
-------------  -------------  -------------  --------------  ---------------   --------------  ---------------   --------------

   1,612,015         81,333        280,240          29,919          188,807           26,726        7,140,402        1,529,667





      81,333              -         29,919               -           26,726                -        1,529,667                -
-------------  -------------  -------------  --------------  ---------------   --------------  ---------------   --------------

$  1,693,348   $     81,333   $    310,159   $      29,919   $      215,533    $      26,726   $    8,670,069    $   1,529,667
=============  =============  =============  ==============  ===============   ==============  ===============   ==============


6. SCHEDULE OF SEPARATE ACCOUNT TEN OPERATIONS AND CHANGES IN NET ASSETS
   FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD
   NOVEMBER 3, 1999 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 1999 (CONTINUED)





                                                                                                  SMITH BARNEY
                                                              MFS TOTAL RETURN PORTFOLIO    AGGRESSIVE GROWTH PORTFOLIO
                                                             ----------------------------  ----------------------------
                                                                 2000           1999            2000           1999
                                                                 ----           ----            ----           ----
INVESTMENT INCOME:
Dividends ................................................   $     111,778  $          -   $          -     $      551
                                                             -------------- -------------  -------------    -----------

EXPENSES:
Insurance charges ........................................          23,976           257         67,282            398
Administrative fees ......................................           2,910            33          8,077             47
                                                             -------------- -------------  -------------    -----------
    Net investment income (loss) .........................          84,892          (290)       (75,359)           106
                                                             -------------- -------------  -------------    -----------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold .........................          94,117           374        150,130            124
  Cost of investments sold ...............................          91,973           375        138,083            122
                                                             -------------- -------------  -------------    -----------

    Net realized gain (loss) .............................           2,144            (1)        12,047              2
                                                             -------------- -------------  -------------    -----------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of period .............           4,063             -         48,009              -
  Unrealized gain (loss) end of period ...................         295,364         4,063        (94,437)        48,009
                                                             -------------- -------------  -------------    -----------

    Net change in unrealized gain (loss) for the period ..         291,301         4,063       (142,446)        48,009
                                                             -------------- -------------  -------------    -----------

Net increase (decrease) in net assets
   resulting from operations .............................         378,337         3,772       (205,758)        48,117
                                                             -------------- -------------  -------------    -----------




UNIT TRANSACTIONS:
Participant purchase payments ............................       3,449,620       435,968      8,633,617        697,556
Participant transfers from other Travelers accounts ......         788,917           436      2,372,857          5,537
Administrative charges ...................................            (296)            -           (593)             -
Contract surrenders ......................................         (40,249)         (244)       (87,042)        (8,478)
Participant transfers to other Travelers accounts ........        (116,836)            -       (229,206)             -
Other payments to participants ...........................         (23,002)            -         (5,994)             -
                                                             -------------- -------------  -------------    -----------

  Net increase in net assets
    resulting from unit transactions .....................       4,058,154       436,160     10,683,639        694,615
                                                             -------------- -------------  -------------    -----------

    Net increase in net assets ...........................       4,436,491       439,932     10,477,881        742,732




NET ASSETS:
  Beginning of period ....................................         439,932             -        742,732              -
                                                             -------------- -------------  -------------    -----------

  End of period .........................................   $   4,876,423  $    439,932   $ 11,220,613     $  742,732
                                                             ============== =============  =============    ===========






                                                                    SMITH BARNEY
                                                                 HIGH INCOME PORTFOLIO
                                                                ------------------------
                                                                  2000          1999
                                                                  ----          ----
INVESTMENT INCOME:
Dividends ................................................    $   109,316     $       -
                                                              ------------    ----------

EXPENSES:
Insurance charges ........................................         13,939           234
Administrative fees ......................................          1,630            28
                                                              ------------    ----------
   Net investment income (loss) ..........................         93,747          (262)
                                                              ------------    ----------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold .........................         22,694           177
  Cost of investments sold ...............................         24,424           176
                                                              ------------    ----------

    Net realized gain (loss) .............................         (1,730)            1
                                                              ------------    ----------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of period .............          1,539             -
  Unrealized gain (loss) end of period ...................       (219,694)        1,539
                                                              ------------    ----------

    Net change in unrealized gain (loss) for the period ..       (221,233)        1,539
                                                              ------------    ----------

Net increase (decrease) in net assets
   resulting from operations .............................       (129,216)        1,278
                                                              ------------    ----------




UNIT TRANSACTIONS:
Participant purchase payments ............................      1,478,429       267,202
Participant transfers from other Travelers accounts ......        333,641           632
Administrative charges ...................................            (75)            -
Contract surrenders ......................................        (14,244)         (107)
Participant transfers to other Travelers accounts ........           (976)            -
Other payments to participants ...........................              -             -
                                                              ------------    ----------

  Net increase in net assets
    resulting from unit transactions .....................      1,796,775       267,727
                                                              ------------    ----------

    Net increase in net assets ...........................      1,667,559       269,005




NET ASSETS:
  Beginning of period ....................................        269,005             -
                                                              ------------    ----------

  End of period ..........................................    $ 1,936,564     $ 269,005
                                                              ============    ==========



SMITH BARNEY INTERNATIONAL            SMITH BARNEY LARGE             SMITH BARNEY LARGE CAP
   EQUITY PORTFOOLIO          CAPITALIZATION GROWTH PORTFOLIO            VALUE PORTFOLIO          SMITH BARNEY MID CAP PORTFOLIO
----------------------------- --------------------------------   ------------------------------   ------------------------------

  2000              1999         2000               1999             2000            1999           2000                 1999
  ----              ----         ----               ----             ----            ----           ----                 ----

$     17,249    $          -        $ 6,409           $ 1,222           $ 50,150           $ -     $ 14,903               $ 111
-------------   -------------  -------------      ------------   ----------------  ------------  -----------          ----------


      28,527             116         63,366               368             19,284           213       19,012                  71
       3,511              14          7,654                45              2,345            25        2,293                   8
-------------   -------------  -------------      ------------   ----------------  ------------  -----------          ----------
     (14,789)           (130)       (64,611)              809             28,521          (238)      (6,402)                 32
-------------   -------------  -------------      ------------   ----------------  ------------  -----------          ----------




     465,359           6,680        102,585             6,876            224,997        12,852      106,562                  35
     511,171           6,538        102,765             6,878            224,254        12,991      101,494                  33
-------------   -------------  -------------      ------------   ----------------  ------------  -----------          ----------

     (45,812)            142           (180)               (2)               743          (139)       5,068                   2
-------------   -------------  -------------      ------------   ----------------  ------------  -----------          ----------


      21,120               -         14,123                 -              1,828             -        7,512                   -
    (568,863)         21,120       (853,620)           14,123            284,793         1,828       21,537               7,512
-------------   -------------  -------------      ------------   ----------------  ------------  -----------          ----------

    (589,983)         21,120       (867,743)           14,123            282,965         1,828       14,025               7,512
-------------   -------------  -------------      ------------   ----------------  ------------  -----------          ----------


    (650,584)         21,132       (932,534)           14,930            312,229         1,451       12,691               7,546
-------------   -------------  -------------      ------------   ----------------  ------------  -----------          ----------






   3,246,747         276,676      7,485,088           543,313          2,454,951       283,928    2,784,314              93,401
   1,212,907           9,267      2,572,713            17,066            837,240         4,732    1,336,419              10,864
        (230)              -           (660)                -               (174)            -         (110)                  -
     (33,657)           (314)      (123,886)                -            (21,782)            -      (37,431)                  -
    (492,378)              -       (218,398)                -           (165,741)            -      (89,892)                  -
     (14,361)              -        (11,906)                -            (24,773)            -            -                   -
-------------   -------------  -------------      ------------   ----------------  ------------  -----------          ----------


   3,919,028         285,629      9,702,951           560,379          3,079,721       288,660    3,993,300             104,265
-------------   -------------  -------------      ------------   ----------------  ------------  -----------          ----------

   3,268,444         306,761      8,770,417           575,309          3,391,950       290,111    4,005,991             111,811





     306,761               -        575,309                 -            290,111             -      111,811                   -
-------------   -------------  -------------      ------------   ----------------  ------------  -----------          ----------

 $ 3,575,205       $ 306,761    $ 9,345,726         $ 575,309        $ 3,682,061     $ 290,111   $4,117,802         $ 111,811
=============   =============  =============      ============   ================  ============  ===========          ==========


6. SCHEDULE OF SEPARATE ACCOUNT TEN OPERATIONS AND CHANGES IN NET ASSETS
   FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD
   NOVEMBER 3, 1999 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 1999 (CONTINUED)

                                                                                                       TRAVELERS MANAGED INCOME
                                                          SMITH BARNEY MONEY MARKET PORTFOLIO                 PORTFOLIO
                                                       ---------------------------------------   ----------------------------------
                                                          2000                  1999                2000               1999
                                                          ----                  ----                ----               ----
INVESTMENT INCOME:
Dividends ............................................ $          149,866     $         2,150    $     $ 20,685    $             -
                                                       -------------------    ----------------   ---------------   ----------------

EXPENSES:
Insurance charges ....................................             30,260                 508             8,801                 95
Administrative fees ..................................              3,741                  60             1,080                 11
                                                       -------------------    ----------------   ---------------   ----------------
    Net investment income (loss) .....................            115,865               1,582            10,804               (106)
                                                       -------------------    ----------------   ---------------   ----------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold .....................          3,721,304                 223            68,745                 54
  Cost of investments sold ...........................          3,721,304                 223            67,431                 54
                                                       -------------------    ----------------   ---------------   ----------------

    Net realized gain (loss) .........................                  -                   -             1,314                  -
                                                       -------------------    ----------------   ---------------   ----------------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of period .........                  -                   -              (878)                 -
  Unrealized gain (loss) end of period ...............                  -                   -            44,965               (878)
                                                       -------------------    ----------------   ---------------   ----------------

    Net change in unrealized gain (loss) for the
      period .........................................                  -                   -            45,843               (878)
                                                       -------------------    ----------------   ---------------   ----------------

Net increase (decrease) in net assets
    resulting from operations ........................            115,865               1,582            57,961               (984)
                                                       -------------------    ----------------   ---------------   ----------------




UNIT TRANSACTIONS:
Participant purchase payments ........................          5,987,090             116,576           983,771            150,679
Participant transfers from other Travelers accounts ..          1,639,071             712,737           205,846              4,713
Administrative charges ...............................                (58)                  -               (46)                 -
Contract surrenders ..................................            (20,256)                  -           (23,503)              (177)
Participant transfers to other Travelers accounts ....         (4,523,344)                  -           (47,850)                 -
Other payments to participants .......................                  -                   -                 -                  -
                                                       -------------------    ----------------   ---------------   ----------------

  Net increase in net assets
    resulting from unit transactions .................          3,082,503             829,313         1,118,218            155,215
                                                       -------------------    ----------------   ---------------   ----------------

    Net increase in net assets .......................          3,198,368             830,895         1,176,179            154,231




NET ASSETS:
  Beginning of period ................................            830,895                   -           154,231                  -
                                                       -------------------    ----------------   ---------------   ----------------

  End of period ...................................... $        4,029,263     $       830,895    $    1,330,410    $       154,231
                                                       ===================    ================   ===============   ================









                                                           VAN KAMPEN ENTERPRISE PORTFOLIO
                                                       -----------------------------------------
                                                          2000                    1999
                                                          ----                    ----
INVESTMENT INCOME:
Dividends ............................................ $          259,158      $              -
                                                       -------------------     -----------------

EXPENSES:
Insurance charges ....................................             25,981                   104
Administrative fees ..................................              3,177                    14
                                                       -------------------     -----------------
    Net investment income (loss) .....................            230,000                  (118)
                                                       -------------------     -----------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold .....................             95,267                    39
  Cost of investments sold ...........................             97,383                    37
                                                       -------------------     -----------------

    Net realized gain (loss) .........................             (2,116)                    2
                                                       -------------------     -----------------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of period .........              9,327                     -
  Unrealized gain (loss) end of period ...............           (915,977)                9,327
                                                       -------------------     -----------------

    Net change in unrealized gain (loss) for the
      period .........................................           (925,304)                9,327
                                                       -------------------     -----------------

Net increase (decrease) in net assets
    resulting from operations ........................           (697,420)                9,211
                                                       -------------------     -----------------




UNIT TRANSACTIONS:
Participant purchase payments ........................          3,093,096               191,210
Participant transfers from other Travelers accounts ..            994,648                   887
Administrative charges ...............................               (294)                    -
Contract surrenders ..................................            (36,813)                  (28)
Participant transfers to other Travelers accounts ....            (67,189)                    -
Other payments to participants .......................                  -                     -
                                                       -------------------     -----------------

  Net increase in net assets
    resulting from unit transactions .................          3,983,448               192,069
                                                       -------------------     -----------------

    Net increase in net assets .......................          3,286,028               201,280




NET ASSETS:
  Beginning of period ................................            201,280                     -
                                                       -------------------     -----------------

  End of period A25 .................................. $        3,487,308      $        201,280
                                                       ===================     =================




                                      CONTRAFUND(R) PORTFOLIO - SERVICE
 EMERGING GROWTH PORTFOLIO                         CLASS                            COMBINED
----------------------------    -----------------------------------------  -----------------------------
   2000             1999             2000                     1999             2000            1999
   ----             ----             ----                     ----             ----            ----

 $    6,990        $      -     $       58,513           $             -   $   2,555,903    $   328,449
-----------       ----------    ---------------          ----------------  --------------   ------------


     68,699             332             19,703                       221         965,351          8,845
      8,364              40              2,395                        27         117,829          1,090
-----------       ----------    ---------------          ----------------  --------------   ------------
    (70,073)           (372)            36,415                      (248)      1,472,723        318,514
-----------       ----------    ---------------          ----------------  --------------   ------------




     98,854          33,856             65,399                       173       7,932,292        250,844
     91,938          31,300             68,683                       166       8,011,367        245,576
 -----------       ----------    ---------------          ----------------  --------------   ------------

      6,916           2,556             (3,284)                        7         (79,075)         5,268
 -----------      ----------    ---------------          ----------------  --------------   ------------


     59,505               -             14,898                         -         590,652              -
 (2,128,317)         59,505           (189,472)                   14,898     (13,705,767)       590,652
 -----------       ----------    ---------------          ----------------  --------------   ------------

 -----------       ----------    ---------------          ----------------  --------------   ------------
 (2,187,822)         59,505           (204,370)                   14,898     (14,296,419)       590,652
 -----------       ----------    ---------------          ----------------  --------------   ------------


 (2,250,979)         61,689           (171,239)                   14,657     (12,902,771)       914,434
 ------------     ----------    ---------------          ----------------  --------------   ------------




  9,563,769         610,311          2,185,107                   227,285     116,679,878     13,681,811
  2,362,234          28,109            832,223                     9,392      36,504,116        980,121
       (680)              -               (179)                        -          (7,434)             -
    (82,692)              -            (32,749)                        -      (1,273,320)       (10,571)
   (132,931)        (24,635)           (33,079)                        -      (8,351,210)      (205,984)
    (26,564)              -                  -                         -        (435,470)             -
 ------------     ----------    ---------------          ----------------  --------------   ------------


 11,683,136         613,785          2,951,323                   236,677     143,116,560     14,445,377
 ------------     ----------    ---------------          ----------------  --------------   ------------

  9,432,157         675,474          2,780,084                   251,334     130,213,789     15,359,811





    675,474                -           251,334                         -      15,359,811              -
 ------------     ----------    ---------------          ----------------  --------------   ------------

$10,107,631       $ 675,474        $ 3,031,418                 $ 251,334   $ 145,573,600    $ 15,359,811
=============     ==========    ===============          ================  ==============   ============


7. SCHEDULE OF ACCUMULATION UNITS FOR SEPARATE ACCOUNT TEN
   FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD
   NOVEMBER 3, 1999 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 1999



                                                               PREMIER GROWTH PORTFOLIO -
                                                                        CLASS B                     GLOBAL GROWTH FUND - CLASSS 2
                                                     -------------------------------------------   -------------------------------
                                                          2000                       1999                2000            1999
                                                          ----                       ----                ----            ----

Accumulation units beginning of period ...........           513,040                          -         485,589                 -
Accumulation units purchased and
  transferred from other Travelers accounts ......         9,790,552                    535,568       7,039,002           485,663
Accumulation units redeemed and
  transferred to other Travelers accounts ........          (440,340)                   (22,528)       (239,793)              (74)
                                                     ----------------           ----------------   ------------- -----------------
Accumulation units end of period .................         9,863,252                    513,040       7,284,798           485,589
                                                     ================           ================   ============= =================

                                                                                                       FRANKLIN SMALL CAP FUND-
                                                            GROWTH-INCOME FUND - CLASS 2                      CLASS 2
                                                     -------------------------------------------   -------------------------------
                                                          2000                       1999                  2000         1999
                                                          ----                       ----                  ----         ----

Accumulation units beginning of period ...........           524,128                          -          830,330                 -
Accumulation units purchased and
  transferred from other Travelers accounts ......         7,303,226                    524,128        2,787,142           830,388
Accumulation units redeemed and
  transferred to other Travelers accounts ........          (295,503)                         -          (94,775)              (58)
                                                     ----------------           ----------------  --------------- -----------------
Accumulation units end of period .................         7,531,851                    524,128        3,522,697           830,330
                                                     ================           ================  =============== =================

                                                                                                       DIVERSIFIED STRATEGIC INC
                                                               APPRECIATION PORTFOLIO                         PORTFOLIO
                                                     -------------------------------------------  --------------------------------
                                                          2000                       1999                2000           1999
                                                          ----                       ----                ----           ----

Accumulation units beginning of period ...........           154,373                          -          494,042                 -
Accumulation units purchased and
  transferred from other Travelers accounts ......         2,273,328                    212,840        1,809,382           494,042
Accumulation units redeemed and
  transferred to other Travelers accounts ........          (125,870)                   (58,467)         (58,702)                -
                                                     ----------------           ----------------  ---------------- ----------------
Accumulation units end of period .................         2,301,831                    154,373        2,244,722           494,042
                                                     ================           ================  ================ ================


                                                                EQUITY INDEX PORTFOLIO -             AGGRESSIVE GROWTH PORTFOLIO
                                                                   CLASS II SHARES                         SERVICE SHARES
                                                     -------------------------------------------  ---------------------------------
                                                          2000                       1999                2000           1999
                                                          ----                       ----                ----           ----

Accumulation units beginning of period ...........           413,330                          -                 -                -
Accumulation units purchased and
  transferred from other Travelers accounts ......         1,587,206                    449,115         4,192,903                -
Accumulation units redeemed and
  transferred to other Travelers accounts ........           (87,771)                   (35,785)          (90,017)               -
                                                     ----------------           ----------------  --------------- -----------------
Accumulation units end of period .................         1,912,765                    413,330         4,102,886                -
                                                     ================           ================  =============== =================








                                                                      GROWTH FUND - CLASS 2
                                                    ------------------------------------------------------------
                                                               2000                              1999
                                                               ----                              ----

Accumulation units beginning of period ...........                    1,743,574                               -
Accumulation units purchased and
  transferred from other Travelers accounts ......                   11,500,950                       1,743,861
Accumulation units redeemed and
  transferred to other Travelers accounts ........                     (288,208)                           (287)
                                                    ----------------------------        ------------------------
Accumulation units end of period .................                   12,956,316                       1,743,574
                                                    ============================        ========================

                                                                       TEMPLETON INTERNATIONAL
                                                                      SECURITIES FUND - CLASS 2
                                                    ------------------------------------------------------------
                                                               2000                              1999
                                                               ----                              ----

Accumulation units beginning of period ...........                      242,348                               -
Accumulation units purchased and
  transferred from other Travelers accounts ......                    2,520,566                         242,348
Accumulation units redeemed and
  transferred to other Travelers accounts ........                      (79,079)                              -
                                                    ----------------------------        ------------------------
Accumulation units end of period .................                    2,683,835                         242,348
                                                    ============================        ========================


                                                                       TOTAL RETURN PORTFOLIO
                                                    ------------------------------------------------------------
                                                               2000                              1999
                                                               ----                              ----

Accumulation units beginning of period ...........                       18,266                               -
Accumulation units purchased and
  transferred from other Travelers accounts ......                    2,973,693                          18,266
Accumulation units redeemed and
  transferred to other Travelers accounts ........                     (101,110)                              -
                                                    ----------------------------        ------------------------
Accumulation units end of period .................                    2,890,849                          18,266
                                                    ============================        ========================



                                                                               CAPITAL FUND
                                                    ------------------------------------------------------------

                                                               2000                              1999
                                                               ----                              ----

Accumulation units beginning of period ...........                      100,440                               -
Accumulation units purchased and
  transferred from other Travelers accounts ......                    1,639,865                         100,564
Accumulation units redeemed and
  transferred to other Travelers accounts ........                      (60,674)                           (124)
                                                    ----------------------------        ------------------------
Accumulation units end of period .................                    1,679,631                         100,440
                                                    ============================        ========================



                                      -23-

7. SCHEDULE OF ACCUMULATION UNITS FOR SEPARATE ACCOUNT TEN
   FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD
   NOVEMBER 3, 1999 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 1999 (CONTINUED)



                                                          INVESTORS FUND                          SMALL CAP GROWTH FUND
                                                ------------------------------------       -------------------------------------
                                                   2000                 1999                  2000                  1999
                                                   ----                 ----                  ----                  ----

Accumulation units beginning of period .........        58,869                    -                96,525                     -
Accumulation units purchased and
  transferred from other Travelers accounts ....       742,831               58,896               776,188                96,648
Accumulation units redeemed and
  transferred to other Travelers accounts ......       (41,405)                 (27)              (15,280)                 (123)
                                                ---------------      ---------------       ---------------       ---------------

Accumulation units end of period ...............       760,295               58,869               857,433                96,525
                                                ===============      ===============       ===============       ===============


                                                          LARGE CAP PORTFOLIO                    MFS EMERGING GROWTH PORTFOLIO
                                                ------------------------------------       -------------------------------------
                                                    2000                 1999                  2000                  1999
                                                    ----                 ----                  ----                  ----

Accumulation units beginning of period .........       718,725                    -             1,139,645                     -
Accumulation units purchased and
  transferred from other Travelers accounts ....     1,895,029              718,849             5,167,859             1,139,669
Accumulation units redeemed and
  transferred to other Travelers accounts ......       (33,364)                (124)             (189,228)                  (24)
                                                ---------------      ---------------       ---------------       ---------------
Accumulation units end of period ...............     2,580,390              718,725             6,118,276             1,139,645
                                                ===============      ===============       ===============       ===============


                                                     STRATEGIC STOCK PORTFOLIO              DISCIPLINED SMALL CAP STOCK PORTFOLIO
                                                ------------------------------------       -------------------------------------
                                                   2000                 1999                  2000                  1999
                                                   ----                 ----                  ----                  ----

Accumulation units beginning of period .........        30,261                    -                24,556                     -
Accumulation units purchased and
  transferred from other Travelers accounts ....       260,022               30,261               172,233                24,556
Accumulation units redeemed and
  transferred to other Travelers accounts ......        (1,824)                   -                  (190)                    -
                                                ---------------      ---------------       ---------------       ---------------
Accumulation units end of period ...............       288,459               30,261               196,599                24,556
                                                ===============      ===============       ===============       ===============


                                                                                            SMITH BARNEY AGGRESSIVE GROWTH
                                                   MFS TOTAL RETURN PORTFOLIO                           PORTFOLIO
                                                ------------------------------------       -------------------------------------
                                                   2000                 1999                  2000                  1999
                                                   ----                 ----                  ----                  ----

Accumulation units beginning of period .........       440,489                    -               614,024                     -
Accumulation units purchased and
  transferred from other Travelers accounts ....     3,971,078              440,737             7,736,540               621,155
Accumulation units redeemed and
  transferred to other Travelers accounts ......      (166,803)                (248)             (223,251)               (7,131)
                                                ---------------      ---------------       ---------------       ---------------
Accumulation units end of period ...............     4,244,764              440,489             8,127,313               614,024
                                                ===============      ===============       ===============       ===============








                                                       EQUITY INCOME PORTFOLIO
                                                -------------------------------------
                                                     2000                  1999
                                                     ----                  ----

Accumulation units beginning of period .........         30,340                    -
Accumulation units purchased and
  transferred from other Travelers accounts ....      1,417,525               30,340
Accumulation units redeemed and
  transferred to other Travelers accounts ......       (176,085)                   -
                                                ----------------       --------------

Accumulation units end of period ...............      1,271,780               30,340
                                                ================       ==============


                                                       MFS RESEARCH PORTFOLIO
                                                -------------------------------------
                                                     2000                  1999
                                                     ----                  ----

Accumulation units beginning of period .........         76,656                    -
Accumulation units purchased and
  transferred from other Travelers accounts ....      1,669,357               76,656
Accumulation units redeemed and
  transferred to other Travelers accounts ......        (32,212)                   -
                                                ----------------       --------------
Accumulation units end of period ...............      1,713,801               76,656
                                                ================       ==============


                                                      ALLIANCE GROWTH PORTFOLIO
                                                -------------------------------------
                                                     2000                  1999
                                                     ----                  ----

Accumulation units beginning of period .........      1,351,264                    -
Accumulation units purchased and
  transferred from other Travelers accounts ....      8,695,733            1,409,739
Accumulation units redeemed and
  transferred to other Travelers accounts ......       (552,101)             (58,475)
                                                ----------------       --------------
Accumulation units end of period ...............      9,494,896            1,351,264
                                                ================       ==============


                                                       SMITH BARNEY HIGH INCOME
                                                               PORTFOLIO
                                                -------------------------------------
                                                     2000                  1999
                                                     ----                  ----

Accumulation units beginning of period .........        264,785                    -
Accumulation units purchased and
  transferred from other Travelers accounts ....      1,853,753              264,890
Accumulation units redeemed and
  transferred to other Travelers accounts ......        (15,899)                (105)
                                                ----------------       --------------
Accumulation units end of period ...............      2,102,639              264,785
                                                ================       ==============


7. SCHEDULE OF ACCUMULATION UNITS FOR SEPARATE ACCOUNT TEN
   FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD
   NOVEMBER 3, 1999 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 1999 (CONTINUED)


                                                 SMITH BARNEY INTERNATIONAL
                                                      EQUITY PORTFOLIO
                                       ----------------------------------------------------

                                            2000                        1999
                                            ----                        ----
Accumulation units beginning of
   period ..........................                  254,281                            -
Accumulation units purchased and
   transferred from other Travelers
   accounts ........................                4,238,435                      254,570
Accumulation units redeemed and
   transferred to other Travelers
   accounts ........................                 (550,355)                        (289)
                                       -----------------------     ------------------------

Accumulation units end of period ...                3,942,361                      254,281
                                       =======================     ========================



                                                SMITH BARNEY LARGE CAPITALIZATION
                                                          GROWTH PORTFOLIO
                                       -------------------------------------------------

                                              2000                       1999
                                              ----                       ----


Accumulation units beginning of
   period ..........................                  527,835                         -
Accumulation units purchased and
   transferred from other Travelers
   accounts ........................                9,146,389                   527,835
Accumulation units redeemed and
   transferred to other Travelers
   accounts ........................                 (329,951)                        -
                                       ----------------------       --------------------

Accumulation units end of period ...                9,344,273                   527,835
                                       ======================       ====================




                                                         SMITH BARNEY LARGE CAP VALUE
                                                                   PORTFOLIO
                                        -----------------------------------------------------------

                                                 2000                                  1999
                                                 ----                                  ----


Accumulation units beginning of
   period ..........................                  301,046                                    -
Accumulation units purchased and
   transferred from other Travelers
   accounts ........................                3,338,010                              301,046
Accumulation units redeemed and
   transferred to other Travelers
   accounts ........................                 (214,252)                                   -
                                        ----------------------                 --------------------

Accumulation units end of period ...                3,424,804                              301,046
                                        ======================                 ====================






                                                           SMITH BARNEY
                                                         MID CAP PORTFOLIO
                                       ----------------------------------------------------

                                           2000                         1999
                                           ----                         ----

Accumulation units beginning of
   period ..........................                  95,449                             -
Accumulation units purchased and
   transferred from other Travelers
   accounts ........................               3,022,342                        95,449
Accumulation units redeemed and
   transferred to other Travelers
   accounts ........................                 (94,482)                            -
                                       ----------------------       -----------------------

Accumulation units end of period ...               3,023,309                        95,449
                                       ======================       =======================



                                                    SMITH BARNEY MONEY MARKET
                                                            PORTFOLIO
                                        --------------------------------------------------

                                            2000                    1999
                                            ----                     ---

Accumulation units beginning of
   period ..........................                  826,232                           -
Accumulation units purchased and
   transferred from other Travelers
   accounts ........................                7,375,934                     826,232
Accumulation units redeemed and
   transferred to other Travelers
   accounts ........................               (4,373,825)                          -
                                        ----------------------       ---------------------

Accumulation units end of period ...                3,828,341                     826,232
                                        ======================       =====================




                                               TRAVELERS MANAGED INCOME PORTFOLIO

                                       --------------------------------------------------

                                         2000                                  1999
                                         ----                                  ----

Accumulation units beginning of
   period ..........................                 155,191                            -
Accumulation units purchased and
   transferred from other Travelers
   accounts ........................               1,171,579                      155,369
Accumulation units redeemed and
   transferred to other Travelers
   accounts ........................                 (68,959)                        (178)
                                       ----------------------         -------------------

Accumulation units end of period ...               1,257,811                      155,191
                                       ======================         ===================

                                                  VAN KAMPEN ENTERPRISE PORTFOLIO
                                       -------------------------------------------------

                                          2000                          1999
                                          ----                          ----

Accumulation units beginning of
   period ..........................                 175,818                           -
Accumulation units purchased and
   transferred from other Travelers
   accounts ........................               3,531,940                     175,844
Accumulation units redeemed and
   transferred to other Travelers
   accounts ........................                 (88,292)                        (26)
                                       ----------------------       --------------------

Accumulation units end of period ...               3,619,466                     175,818
                                       ======================       =====================




                                                  EMERGING GROWTH PORTFOLIO
                                       -------------------------------------------------

                                          2000                      1999
                                          ----                      ----

Accumulation units beginning of
   period ..........................                502,428                            -
Accumulation units purchased and
   transferred from other Travelers
   accounts ........................              8,151,072                      524,928
Accumulation units redeemed and
   transferred to other Travelers
   accounts ........................               (170,799)                     (22,500)
                                       ---------------------       ----------------------

Accumulation units end of period ...              8,482,701                      502,428
                                       =====================       ======================



                                                        CONTRAFUND(R) PORTFOLIO -
                                                            SERVICE CLASS
                                      -----------------------------------------------------

                                         2000                                  1999
                                         ----                                  ----

Accumulation units beginning of
   period ..........................                220,801                             -
Accumulation units purchased and
   transferred from other Travelers
   accounts ........................              2,733,764                       220,801
Accumulation units redeemed and
   transferred to other Travelers
   accounts ........................                (59,895)                            -
                                      ----------------------         --------------------

Accumulation units end of period ...              2,894,670                       220,801
                                      ======================         ====================


                                                             COMBINED
                                      ---------------------------------------------------

                                                    2000              1999
                                                    ----              ----

Accumulation units beginning of
   period ..........................            13,424,680                              -
Accumulation units purchased and
   transferred from other Travelers
   accounts ........................           132,485,428                     13,631,253
Accumulation units redeemed and
   transferred to other Travelers
   accounts ........................            (9,360,294)                      (206,573)
                                     ----------------------         ---------------------

Accumulation units end of
   period ..........................           136,549,814                     13,424,680
                                     =====================          =====================


                             INDEPENDENT AUDITORS' REPORT



The Board of Directors of The Travelers Life and Annuity Company and Owners of Variable Annuity Contracts of The Travelers Separate Account Ten for Variable
Annuities:


We have audited the accompanying statement of assets and liabilities of The Travelers Separate Account Ten for Variable Annuities (comprised of the sub-accounts listed in note 1) (collectively, "the Account") as of December 31, 2000, and the related statement of operations for the year then ended and the statement of changes in net assets for the year ended December 31, 2000 and the period November 3, 1999 (date operations commenced) to December 31, 1999. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of shares owned as of December 31, 2000, by correspondence with the underlying funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Account as of December 31, 2000, the results of its operations for the year then ended and the changes in its net assets for the year ended December 31, 2000 and the period November 3, 1999 (date operations commenced) to December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.




                            /s/ KPMG LLP



Hartford, Connecticut
February 15, 2001

                       This page intentionally left blank

                       This page intentionally left blank

                       This page intentionally left blank

                              Independent Auditors
                                    KPMG LLP
                              Hartford, Connecticut












This report is prepared for the general information of contract owners and is not an offer of units of The Travelers Separate Account Ten for Variable Annuities or shares of Separate Account Ten's underlying funds. It should not be used in connection with any offer except in conjunction with the Prospectus for The Travelers Separate Account Ten for Variable Annuities product(s) offered by The Travelers Life and Annuity Company and the Prospectuses of the underlying funds, which collectively contain all pertinent information, including the applicable sales commissions.





















SEP10 (Annual) (12-00) Printed in U.S.A.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholder
The Travelers Life and Annuity Company:


We have audited the accompanying balance sheets of The Travelers Life and Annuity Company as of December 31, 2000 and 1999, and the related statements of income, changes in retained earnings and accumulated other changes in equity from non-owner sources and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Travelers Life and Annuity Company as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.




/s/ KPMG LLP
Hartford, Connecticut
January 16, 2001

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                              STATEMENTS OF INCOME
                                ($ in thousands)


FOR THE YEAR ENDED DECEMBER 31,                2000         1999          1998
                                             ---------    ---------    ---------

REVENUES
Premiums                                     $  33,941    $  25,270    $  23,677
Net investment income                          214,174      177,179      171,003
Realized investment gains (losses)              (7,396)      (4,973)      18,493
Fee income                                     127,378       63,722       27,392
Other revenues                                   9,625        4,072        1,494
                                             ---------    ---------    ---------
     Total Revenues                            377,722      265,270      242,059
                                             ---------    ---------    ---------

BENEFITS AND EXPENSES
Current and future insurance benefits           78,403       78,072       81,371
Interest credited to contractholders            77,579       56,216       51,535
Amortization of deferred acquisition costs      68,254       38,902       15,956
Operating expenses                              14,095       11,326        5,012
                                             ---------    ---------    ---------
     Total Benefits and Expenses               238,331      184,516      153,874
                                             ---------    ---------    ---------

Income before federal income taxes             139,391       80,754       88,185
                                             ---------    ---------    ---------

Federal income taxes
     Current                                    11,738       21,738       18,917
     Deferred                                   36,748        6,410       11,783
                                             ---------    ---------    ---------
     Total Federal Income Taxes                 48,486       28,148       30,700
                                             ---------    ---------    ---------

Net income                                   $  90,905    $  52,606    $  57,485
                                             =========    =========    =========









                       See Notes to Financial Statements.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                                 BALANCE SHEETS
                                ($ in thousands)

DECEMBER 31,                                                                  2000          1999
                                                                           -----------   -----------

ASSETS
Fixed maturities, available for sale at fair value (including $49,465 at
      December 31, 2000 subject to securities lending agreements)          $ 2,297,141   $ 1,713,948
Equity securities, at fair value                                                22,551        33,169
Mortgage loans                                                                 132,768       155,719
Short-term securities                                                          247,377        81,119
Other invested assets                                                          222,325       190,622
                                                                           -----------   -----------
      Total Investments                                                      2,922,162     2,174,577
                                                                           -----------   -----------

Separate accounts                                                            6,802,985     4,795,165
Deferred acquisition costs                                                     579,567       350,088
Deferred federal income taxes                                                   11,296        74,478
Premium balances receivable                                                     26,184        22,420
Other assets                                                                   153,423        84,605
                                                                           -----------   -----------
     Total Assets                                                          $10,495,617   $ 7,501,333
                                                                           -----------   -----------

LIABILITIES
Future policy benefits and claims                                          $   989,576   $ 1,007,776
Contractholder funds                                                         1,631,611     1,117,819
Separate accounts                                                            6,802,985     4,795,165
Other liabilities                                                              211,441       114,408
                                                                           -----------   -----------
     Total Liabilities                                                       9,635,613     7,035,168
                                                                           -----------   -----------

SHAREHOLDER'S EQUITY
Common stock, par value $100; 100,000 shares authorized,
   30,000 issued and outstanding                                                 3,000         3,000
Additional paid-in capital                                                     417,316       167,316
Retained earnings                                                              426,066       335,161
Accumulated other changes in equity from non-owner sources                      13,622       (39,312)
                                                                           -----------   -----------
     Total Shareholder's Equity                                                860,004       466,165
                                                                           -----------   -----------

     Total Liabilities and Shareholder's Equity                            $10,495,617   $ 7,501,333
                                                                           ===========   ===========








                       See Notes to Financial Statements.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
           STATEMENTS OF CHANGES IN RETAINED EARNINGS AND ACCUMULATED
                 OTHER CHANGES IN EQUITY FROM NON-OWNER SOURCES
                                ($ in thousands)


STATEMENTS OF CHANGES IN RETAINED EARNINGS     2000         1999         1998
                                             ---------    ---------    ---------

Balance, beginning of year                   $ 335,161    $ 282,555    $ 225,070
Net income                                      90,905       52,606       57,485
                                             ---------    ---------    ---------
Balance, end of year                         $ 426,066    $ 335,161    $ 282,555
                                             =========    =========    =========

STATEMENTS OF ACCUMULATED OTHER CHANGES
IN EQUITY FROM NON-OWNER SOURCES

Balance, beginning of year                   $ (39,312)   $  87,889    $  70,277
Unrealized gains (losses), net of tax           52,934     (127,201)      17,612
                                             ---------    ---------    ---------
Balance, end of year                         $  13,622    $ (39,312)   $  87,889
                                             =========    =========    =========

SUMMARY OF CHANGES IN EQUITY
FROM NON-OWNER SOURCES

Net Income                                   $  90,905    $  52,606    $  57,485
Other changes in equity from
     non-owner sources                          52,934     (127,201)      17,612
                                             ---------    ---------    ---------
Total changes in equity from
     non-owner sources                       $ 143,839    $ (74,595)   $  75,097
                                             =========    =========    =========







                       See Notes to Financial Statements.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                            STATEMENTS OF CASH FLOWS
                           INCREASE (DECREASE) IN CASH
                                ($ in thousands)


FOR THE YEARS ENDED DECEMBER 31,                                2000           1999           1998
                                                            -----------    -----------    -----------

CASH FLOWS FROM OPERATING ACTIVITIES
     Premiums collected                                     $    33,609    $    24,804    $    22,300
     Net investment income received                             186,362        150,107        146,158
     Benefits and claims paid                                   (96,890)       (94,503)       (90,872)
     Interest credited to contractholders                       (77,579)       (50,219)       (51,535)
     Operating expenses paid                                   (325,180)      (235,166)      (122,327)
     Income taxes paid                                          (38,548)       (29,369)       (25,214)
     Other, including fee income                                176,822         46,028         46,099
                                                            -----------    -----------    -----------
         Net Cash Used in Operating Activities                 (141,404)      (188,318)       (75,391)
                                                            -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from maturities of investments
         Fixed maturities                                       220,841        213,402        113,456
         Mortgage loans                                          28,477         28,002         25,462
     Proceeds from sales of investments
         Fixed maturities                                       843,856        774,096      1,095,976
         Equity securities                                       30,772          5,146          6,020
         Mortgage loans                                          15,260           --             --
         Real estate held for sale                                2,115           --             --
     Purchases of investments
         Fixed maturities                                    (1,564,237)    (1,025,110)    (1,320,704)
         Equity securities                                      (20,361)       (12,524)       (13,653)
         Mortgage loans                                         (17,016)        (8,520)       (39,158)
     Policy loans, net                                           (2,675)        (5,316)        (2,010)
     Short-term securities (purchases) sales, net              (166,259)        45,057         43,054
     Other investments (purchases) sales, net                       327        (44,621)         1,110
     Securities transactions in course of settlement, net        21,372         (7,033)        36,459
                                                            -----------    -----------    -----------
         Net Cash Used in Investing Activities                 (607,528)       (37,421)       (53,988)
                                                            -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
     Contractholder fund deposits                               629,138        308,953        211,476
     Contractholder fund withdrawals                           (115,289)       (83,817)       (83,036)
     Contribution from parent company                           250,000           --             --
                                                            -----------    -----------    -----------
         Net Cash Provided by Financing Activities              763,849        225,136        128,440
                                                            -----------    -----------    -----------
Net increase (decrease) in cash                                  14,917           (603)          (939)
Cash at beginning of period                                          21            624            315
                                                            -----------    -----------    -----------
Cash at December 31,                                        $    14,938    $        21    $       624
                                                            ===========    ===========    ===========





                       See Notes to Financial Statements.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Significant accounting policies used in the preparation of the accompanying financial statements follow.

     BASIS OF PRESENTATION

     The Travelers Life and Annuity Company (the Company) is a wholly owned subsidiary of The Travelers Insurance Company (TIC), an indirect wholly owned subsidiary of Citigroup Inc. (Citigroup). The financial statements and accompanying footnotes of the Company are prepared in conformity with accounting principles generally accepted in the United States of America
     (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and benefits and expenses during the reporting period. Actual results could differ from those estimates.

     The Company offers a variety of variable annuity products where the investment risk is borne by the contractholder, not the Company, and the benefits are not guaranteed. The premiums and deposits related to these products are reported in separate accounts. The Company considers it necessary to differentiate, for financial statement purposes, the results of the risks it has assumed from those it has not.

     Certain prior year amounts have been reclassified to conform to the 2000 presentation.

     ACCOUNTING CHANGES

     ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES

     In September 2000, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125" (FAS 140). Provisions of FAS 140 primarily relating to transfers of financial assets and securitizations that differ from provisions of FAS 125 are effective for transfers taking place after March 31, 2001. Special purpose entities
     (SPEs) used in securitizations that are currently qualifying SPEs under FAS 125 will continue to be treated as qualifying SPEs so long as they issue no new beneficial interests and accept no new asset transfers after March 31, 2001, other than transfers committed to prior to that date. Under FAS 140 qualifying SPEs are not consolidated by the transferor. It is not expected that there will be a significant effect on the Company's results of operations, financial condition or liquidity relating to a change in consolidation status for existing qualifying SPEs under FAS 140. FAS 140 also amends the accounting for collateral and requires new disclosures for collateral, securitizations, and retained interests in securitizations. These provisions are effective for financial statements for fiscal years ending after December 15, 2000. The accounting for collateral, as amended, requires (a) certain assets pledged as collateral to be separately reported in the consolidated balance sheet from assets not so encumbered and (b) disclosure of assets pledged as collateral that have not been reclassified and separately reported. The change in accounting for collateral did not have a significant effect on results of the Company's operations, financial condition or liquidity. See Note 2.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE

     During the third quarter of 1998, the Company adopted the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants' (AcSEC) Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and for determining when specific costs should be capitalized or expensed. The adoption of SOP 98-1 had no impact on the Company's financial condition, statement of operations or liquidity.

     ACCOUNTING POLICIES

     INVESTMENTS

     Fixed maturities include bonds, notes and redeemable preferred stocks. Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Also included in fixed maturities are loan-backed and structured securities, which are amortized using the retrospective method. The effective yield used to determine amortization is calculated based upon actual historical and projected future cash flows, which are obtained from a widely accepted securities data provider. Fixed maturities are classified as "available for sale" and are reported at fair value, with unrealized investment gains and losses, net of income taxes, charged or credited directly to shareholder's equity.

     Equity securities, which include common and non-redeemable preferred stocks, are classified as "available for sale" and are carried at fair value based primarily on quoted market prices. Changes in fair values of equity securities are charged or credited directly to shareholder's equity, net of income taxes.

     Mortgage loans are carried at amortized cost. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect principal and interest amounts due. For mortgage loans that are determined to be impaired, a reserve is established for the difference between the amortized cost and fair market value of the underlying collateral. In estimating fair value, the Company uses interest rates reflecting the current real estate financing market. Impaired loans were insignificant at December 31, 2000 and 1999.

     Short-term securities, consisting primarily of money market instruments and other debt issues purchased with a maturity of less than one year, are carried at amortized cost, which approximates market.

     Other invested assets include partnership investments and real estate joint ventures accounted for on the equity method of accounting. All changes in equity of these investments are recorded in net investment income. Also included in other invested assets are policy loans which are carried at the amount of the unpaid balances that are not in excess of the net cash surrender values of the related insurance policies. The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)

     Accrual of investment income, included in other assets, is suspended on fixed maturities or mortgage loans that are in default, or on which it is likely that future payments will not be made as scheduled. Interest income on investments in default is recognized only as payment is received.

     DERIVATIVE FINANCIAL INSTRUMENTS

     The Company uses derivative financial instruments, including financial futures, options, forward contracts and interest rate swaps, as a means of hedging exposure to foreign currency, equity price changes and/or interest rate risk on anticipated transactions or existing assets and liabilities. Hedge accounting is generally used to account for derivatives. To qualify for hedge accounting the changes in value of the derivative must be expected to substantially offset the changes in value of the hedged item. Hedges are monitored to ensure that there is a high correlation between the derivative instruments and the hedged investment. Derivatives that do not qualify for hedge accounting are marked to market with the changes in market value reflected in realized investment gains (losses).

     Gains and losses arising from financial futures contracts are used to adjust the basis of hedged investments and are recognized in net investment income over the life of the investment.

     Payments to be received or made under interest rate swaps are accrued and recognized in net investment income. Swaps hedging investments are carried at fair value with unrealized gains and losses, net of taxes, charged or credited directly to shareholder's equity.

     Gains and losses arising from equity index options are marked to market with changes in market value reflected in realized investment gains (losses).

     Forward contracts, equity swaps and interest rate options were not significant at December 31, 2000 and 1999. Information concerning derivative financial instruments is included in Note 8.

     INVESTMENT GAINS AND LOSSES

     Realized investment gains and losses are included as a component of pre-tax revenues based upon specific identification of the investments sold on the trade date. Also included are gains and losses arising from the remeasurement of the local currency value of foreign investments to U.S. dollars, the functional currency of the Company.

     SEPARATE ACCOUNTS

     The Company has separate account assets and liabilities representing funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholders. Each of these accounts have specific investment objectives. The assets and liabilities of these accounts are carried at fair value, and amounts assessed to the contractholders for management services are included in fee income. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     DEFERRED ACQUISITION COSTS

     Costs of acquiring individual life insurance and annuity business, principally commissions and certain expenses related to policy issuance, underwriting and marketing, all of which vary with and are primarily related to the production of new business, are deferred. Acquisition costs relating to traditional life insurance are amortized in relation to anticipated premiums; universal life in relation to estimated gross profits; and annuity contracts employing a level yield method. A 15 to 20-year amortization period is used for life insurance, and a seven to 20-year period is employed for annuities. Deferred acquisition costs are reviewed periodically for recoverability to determine if any adjustment is required. Adjustments, if any, are charged to income.

     VALUE OF INSURANCE IN FORCE

     The value of insurance in force is an asset recorded at the time of acquisition of an insurance company. It represents the actuarially determined present value of anticipated profits to be realized from annuity contracts at the date of acquisition using the same assumptions that were used for computing related liabilities, where appropriate. The value of insurance in force was the actuarially determined present value of the projected future profits discounted at an interest rate of 16% for the annuity business acquired. The annuity contracts are amortized employing a level yield method. The value of insurance in force, which is included in other assets, is reviewed periodically for recoverability to determine if any adjustment is required. Adjustments, if any, are charged to income.

     FUTURE POLICY BENEFITS

     Benefit reserves represent liabilities for future insurance policy benefits. Benefit reserves for life insurance and annuity policies have been computed based upon mortality, morbidity, persistency and interest assumptions applicable to these coverages, which range from 3.0% to 7.8%, including a provision for adverse deviation. These assumptions consider Company experience and industry standards. The assumptions vary by plan, age at issue, year of issue and duration.

     CONTRACTHOLDER FUNDS

     Contractholder funds represent receipts from the issuance of universal life, certain individual annuity contracts, and structured settlement contracts. Contractholder fund balances are increased by such receipts and credited interest and reduced by withdrawals, mortality charges and administrative expenses charged to the contractholders. Interest rates credited to contractholder funds range from 3.5% to 10.0%.

     OTHER LIABILITIES

     Included in Other Liabilities is the Company's estimate of its liability for guaranty fund and other insurance-related assessments. State guaranty fund assessments are based upon the Company's share of premium written or received in one or more years prior to an insolvency occurring in the industry. Once an insolvency has occurred, the Company recognizes a liability for such assessments if it is probable that an assessment will be imposed and the amount of the assessment can be reasonably estimated. At December 31, 2000 and 1999, the Company's liability for guaranty fund assessments was not significant.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     PERMITTED STATUTORY ACCOUNTING PRACTICES

     The Company, domiciled in the State of Connecticut, prepares statutory financial statements in accordance with the accounting practices prescribed or permitted by the State of Connecticut Insurance Department. Prescribed statutory accounting practices include certain publications of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The impact of presently permitted accounting practices on the statutory surplus of the Company is not material.

     The NAIC recently completed a process intended to codify statutory accounting practices for certain insurance enterprises. As a result of this process, the NAIC issued a revised statutory Accounting Practices and Procedures Manual - version effective January 1, 2001 (the revised Manual) that will be effective for years beginning January 1, 2001. The State of Connecticut will require that, effective January 1, 2001, insurance companies domiciled in Connecticut prepare their statutory basis financial statements in accordance with the revised Manual subject to any deviations prescribed or permitted by the Connecticut insurance commissioner. Other states have addressed compliance with the revised Manual in a similar manner. The Company has estimated that the impact of this change on its statutory capital and surplus will not be significant.

     PREMIUMS

     Premiums are recognized as revenues when due. Reserves are established for the portion of premiums that will be earned in future periods.

     FEE INCOME

     Fee income includes mortality, administrative and equity protection charges, and management fees earned on the Universal Life and Deferred Annuity separate account businesses.

     OTHER REVENUES

     Other revenues include surrender, penalties and other charges.

     FEDERAL INCOME TAXES

     The provision for federal income taxes comprises two components, current income taxes and deferred income taxes. Deferred federal income taxes arise from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     FUTURE APPLICATION OF ACCOUNTING STANDARDS

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). In June 1999, the FASB issued Statement of Financial Standards No. 137, "Deferral of the Effective Date of FASB Statement No. 133" (FAS
     137), which allows entities that have not yet adopted FAS 133 to defer its effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133," which amends the accounting and reporting standards of FAS 133. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a recognized asset or liability or of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. Upon initial application of FAS 133, hedging relationships must be designated anew and documented pursuant to the provisions of this statement. The Company adopted the deferral provisions of FAS 137, effective January 1, 2000. The Company will adopt FAS 133, as amended, as of January 1, 2001.

     The Company has determined that the cumulative effect of FAS 133, as amended, will not be significant. The Company does, however, anticipate a significant and continuing increase in the complexity of the accounting and the recordkeeping requirements for hedging activities and for insurance-related contracts and may make changes to its risk management strategies. The Company does not expect that FAS 133, as amended, will have a significant impact on its results of operations, financial condition or liquidity in future periods.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


2.   INVESTMENTS

     FIXED MATURITIES

     The amortized cost and fair values of investments in fixed maturities were as follows:

                                                                            GROSS          GROSS
       DECEMBER 31, 2000                                   AMORTIZED      UNREALIZED      UNREALIZED       FAIR
       ($ in thousands)                                       COST          GAINS          LOSSES         VALUE
       -----------------                                   ---------      ----------      ----------      -----

       AVAILABLE FOR SALE:
            Mortgage-backed securities - CMOs and
            pass-through securities                        $  219,851     $    7,369     $    1,767     $  225,453
            U.S. Treasury securities and obligations
            of U.S. Government and government agencies
            and authorities                                   112,021         12,200            286        123,935
            Obligations of states and political
            subdivisions                                       30,583          2,698            329         32,952
            Debt securities issued by foreign
            governments                                        50,624          1,149            939         50,834
            All other corporate bonds                       1,403,462         33,805         26,904      1,410,363
            All other debt securities                         442,390         10,734          7,837        445,287
            Redeemable preferred stock                          9,007            853          1,543          8,317
                                                           ----------     ----------     ----------     ----------
                Total Available For Sale                   $2,267,938     $   68,808     $   39,605     $2,297,141
                                                           ----------     ----------     ----------     ----------


                                                                            GROSS           GROSS
       DECEMBER 31, 1999                                   AMORTIZED      UNREALIZED      UNREALIZED       FAIR
       ($ in thousands)                                      COST           GAINS           LOSSES        VALUE
       -----------------                                   ---------      ----------      ----------      -----

       AVAILABLE FOR SALE:
            Mortgage-backed securities - CMOs and
            pass-through securities                        $  211,864     $    2,103     $    7,818     $  206,149
            U.S. Treasury securities and obligations
            of U.S. Government and government agencies
            and authorities                                   116,082          2,613          3,704        114,991
            Obligations of states and political
            subdivisions                                       29,801              7          3,312         26,496
            Debt securities issued by foreign
            governments                                        44,159          2,813            198         46,774
            All other corporate bonds                       1,059,552          6,592         42,458      1,023,686
            All other debt securities                         297,911          5,065         10,353        292,623
            Redeemable preferred stock                          3,654             41            466          3,229
                                                           ----------     ----------     ----------     ----------
                Total Available For Sale                   $1,763,023     $   19,234     $   68,309     $1,713,948
                                                           ----------     ----------     ----------     ----------


     Proceeds from sales of fixed maturities classified as available for sale were $844 million, $774 million and $1.1 billion in 2000, 1999 and 1998, respectively. Gross gains of $22.4 million, $24.6

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     million and $32.6 million and gross losses of $34.1 million, $22.0 million and $17.0 million in 2000, 1999 and 1998, respectively were realized on those sales.

     Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. The fair value of investments for which a quoted market price or dealer quote is not available amounted to $530.2 million and $486.2 million at December 31, 2000 and 1999, respectively.

     The amortized cost and fair value of fixed maturities available for sale at December 31, 2000, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                 AMORTIZED         FAIR
       ($ in thousands)                             COST          VALUE
                                                 ----------     ----------

       MATURITY:
          Due in one year or less                $   51,478     $   51,005
          Due after 1 year through 5 years          638,112        646,327
          Due after 5 years through 10 years        675,953        679,957
          Due after 10 years                        682,544        694,399
                                                 ----------     ----------
                                                  2,048,087      2,071,688
                                                 ----------     ----------

          Mortgage-backed securities                219,851        225,453
                                                 ----------     ----------
              Total Maturity                     $2,267,938     $2,297,141
                                                 ----------     ----------

     The Company makes significant investments in collateralized mortgage obligations (CMOs). CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. Treasury securities. The Company's investment strategy is to purchase CMO tranches, which are protected against prepayment risk, including planned amortization class (PAC) tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of interest rate scenarios. The Company does invest in other types of CMO tranches if an assessment indicates a favorable risk/return tradeoff. The Company does not purchase residual interests in CMOs.

     At December 31, 2000 and 1999, the Company held CMOs with a fair value of $189.4 million and $167.7 million, respectively. The Company's CMO holdings were 55.4% and 65.9% collateralized by GNMA, FNMA or FHLMC securities at December 31, 2000 and 1999, respectively.

     The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. The Company generally receives cash collateral from the borrower, equal to at least the market value of the loaned securities plus accrued interest, and

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)

     reinvests in a short-term investment pool. See Note 10. The loaned securities remain a recorded asset of the Company, however, the Company records a liability for the amount of the collateral held, representing its obligation to return the collateral related to these loaned securities, and reports that liability as part of other liabilities in the consolidated balance sheet. At December 31, 2000 and 1999, the Company held collateral of $50.7 million and $38.2 million, respectively.

     EQUITY SECURITIES

     The cost and fair values of investments in equity securities were as follows:

                                                             GROSS       GROSS
        EQUITY SECURITIES:                                UNREALIZED   UNREALIZED      FAIR
        ($ in thousands)                        COST         GAINS       LOSSES        VALUE
                                               -------      -------      -------      -------

       DECEMBER 31, 2000
          Common stocks                        $ 2,861      $    29      $   845      $ 2,045
          Non-redeemable preferred stocks       21,150          480        1,124       20,506
                                               -------      -------      -------      -------
              Total Equity Securities          $24,011      $   509      $ 1,969      $22,551
                                               -------      -------      -------      -------

       DECEMBER 31, 1999
          Common stocks                        $ 4,966      $   730      $   256      $ 5,440
          Non-redeemable preferred stocks       29,407          533        2,211       27,729
                                               -------      -------      -------      -------
              Total Equity Securities          $34,373      $ 1,263      $ 2,467      $33,169
                                               -------      -------      -------      -------

     Proceeds from sales of equity securities were $30.8 million, $5.1 million and $6.0 million in 2000, 1999 and 1998, respectively. Gross gains of $3.3 million, $1.5 million and $2.6 million and gross losses of $.3 million, $.3 million and $.8 million were realized on those sales during 2000, 1999 and 1998, respectively.

     MORTGAGE LOANS

     Underperforming assets include delinquent mortgage loans over 90 days past due, loans in the process of foreclosure and loans modified at interest rates below market.

     At December 31, 2000 and 1999, the Company's mortgage loan portfolios consisted of the following:

            ($ in thousands)                        2000          1999
                                                --------      --------
            Current Mortgage Loans              $132,768      $151,814
            Underperforming Mortgage Loans          --           3,905
                                                --------      --------
                 Total                          $132,768      $155,719
                                                --------      --------

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)
     Aggregate annual maturities on mortgage loans at December 31, 2000 are as follows:

       ($ in thousands)

       2001                       $ 17,550
       2002                          8,990
       2003                          5,089
       2004                          8,475
       2005                          6,277
       Thereafter                   86,387
                                  --------
           Total                  $132,768
                                  ========

     CONCENTRATIONS

     Significant individual investment concentrations included $52.8 million and $63.2 million in the Tishman Speyer Joint Venture at December 31, 2000 and 1999, respectively.

     The Company participates in a short-term investment pool maintained by an affiliate. See Note 10.

     Included in fixed maturities are below investment grade assets totaling $143.8 million and $141.4 million at December 31, 2000 and 1999, respectively. The Company defines its below investment grade assets as those securities rated "Ba1" or below by external rating agencies, or the equivalent by internal analysts when a public rating does not exist. Such assets include publicly traded below investment grade bonds and certain other privately issued bonds and notes that are classified as below investment grade.

     The Company's industry concentrations of investments, primarily fixed maturities, at fair value were as follows:

       ($ in thousands)               2000              1999
                                    --------          --------
       Banking                      $222,984          $152,848
       Finance                       204,994           103,385
                                    --------          --------

     The Company held investments in foreign banks in the amount of $139 million and $125 million at December 31, 2000 and 1999, respectively, which are included in the table above.

     Below investment grade assets included in the preceding table were not significant.

     Mortgage loan investments are relatively evenly disbursed throughout the United States, with no significant holdings in any one state or property type.

     The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, limits and other monitoring procedures. Collateral for fixed maturities often includes pledges of assets, including stock and other assets, guarantees and letters of credit. The Company's underwriting standards with respect to new mortgage loans generally require loan to value ratios of 75% or less at the time of mortgage origination.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     NON-INCOME PRODUCING INVESTMENTS

     Investments included in the December 31, 2000 and 1999 balance sheets that were non-income producing were insignificant.

     RESTRUCTURED INVESTMENTS

     Mortgage loan and debt securities which were restructured at below market terms at December 31, 2000 and 1999 were insignificant. The new terms of restructured investments typically defer a portion of contract interest payments to varying future periods. The accrual of interest is suspended on all restructured assets, and interest income is reported only as payment is received. Gross interest income on restructured assets that would have been recorded in accordance with the original terms of such assets was insignificant. Interest on these assets, included in net investment income, was insignificant.

     NET INVESTMENT INCOME

       FOR THE YEAR ENDED DECEMBER 31,
       ($ in thousands)                                2000          1999          1998
                                                     --------      --------      --------

       GROSS INVESTMENT INCOME
           Fixed maturities                          $163,091      $136,039      $130,825
           Joint ventures and partnerships             34,574        22,175        22,107
           Mortgage loans                              14,776        16,126        15,969
           Other                                        4,398         4,417         3,322
                                                     --------      --------      --------
              Total Gross Investment Income           216,839       178,757       172,223
                                                     --------      --------      --------
       Investment expenses                              2,665         1,578         1,220
                                                     --------      --------      --------
       Net investment income                         $214,174      $177,179      $171,003
                                                     --------      --------      --------

     REALIZED AND UNREALIZED INVESTMENT GAINS (LOSSES)

     Net realized investment gains (losses) for the periods were as follows:

       FOR THE YEAR ENDED DECEMBER 31,
       ($ in thousands)                                        2000           1999           1998
                                                             --------       --------       --------

       REALIZED
            Fixed maturities                                 $(11,742)      $  2,657       $ 15,620
            Joint ventures and partnerships                    (1,909)       (10,450)           529
            Mortgage Loans                                      3,825            602            623
            Other                                               2,430          2,218          1,721
                                                             --------       --------       --------
               Total Realized Investment Gains (Losses)      $ (7,396)      $ (4,973)      $ 18,493
                                                             --------       --------       --------

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     Changes in net unrealized investment gains (losses) that are included as accumulated other changes in equity from non-owner sources in shareholder's equity were as follows:

       FOR THE YEAR ENDED DECEMBER 31,
       ($ in thousands)                                         2000            1999            1998
                                                              ---------       ---------       ---------

       UNREALIZED
          Fixed maturities                                    $  78,278       $(180,409)      $  24,336
          Other                                                   3,159         (15,285)          2,760
                                                              ---------       ---------       ---------
              Total unrealized investment gains (losses)         81,437        (195,694)         27,096
          Related taxes                                          28,503         (68,493)          9,484
                                                              ---------       ---------       ---------
          Change in unrealized investment gains (losses)         52,934        (127,201)         17,612
          Balance beginning of year                             (39,312)         87,889          70,277
                                                              ---------       ---------       ---------
              Balance End of Year                             $  13,622       $ (39,312)      $  87,889
                                                              ---------       ---------       ---------


3.   REINSURANCE

     The Company participates in reinsurance in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and to effect business-sharing arrangements. Reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term coinsurance and modified coinsurance. The Company remains primarily liable as the direct insurer on all risks reinsured.

     Total in-force business ceded under reinsurance contracts is $17.4 billion and $12.8 billion at December 31, 2000 and 1999, including $28.9 million and $62.8 million, respectively to TIC. Total life insurance premiums ceded were $8.9 million, $6.5 million and $4.2 million in 2000, 1999 and 1998, respectively. Ceded premiums paid to TIC were immaterial for these same periods.

4.   DEPOSIT FUNDS AND RESERVES

     At December 31, 2000 and 1999, the Company had $2.6 billion and $2.1 billion of life and annuity deposit funds and reserves, respectively. Of that total, $1.4 billion and $1.4 billion, respectively, were not subject to discretionary withdrawal based on contract terms. The remaining amounts were life and annuity products that were subject to discretionary withdrawal by the contractholders. Included in the amount that is subject to discretionary withdrawal were $.9 billion and $.5 billion of liabilities that are surrenderable with market value adjustments. The remaining $.3 billion and $.2 billion of life insurance and individual annuity liabilities are subject to discretionary withdrawals with an average surrender charge of 5.4% and 4.9%, respectively. The life insurance risks would have to be underwritten again if transferred to another carrier, which is considered a significant deterrent for long-term policyholders. Insurance liabilities that are surrendered or withdrawn from the Company are reduced by outstanding policy loans and related accrued interest prior to payout.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)

5.   FEDERAL INCOME TAXES

     The net deferred tax assets at December 31, 2000 and 1999 were comprised of the tax effects of temporary differences related to the following assets and liabilities:

       ($ in thousands)                                                      2000            1999
                                                                          ---------       ---------
       Deferred Tax Assets:
          Benefit, reinsurance and other reserves                         $ 192,772       $ 161,629
          Investments, net                                                        0          14,270
          Other                                                               2,510           2,394
                                                                          ---------       ---------
              Total                                                         195,282         178,293
                                                                          ---------       ---------

       Deferred Tax Liabilities:
          Investments, net                                                  (16,956)           --
          Deferred acquisition costs and value of insurance in force       (165,671)       (100,537)
          Other                                                              (1,359)         (1,208)
                                                                          ---------       ---------
              Total                                                        (183,986)       (101,745)
                                                                          ---------       ---------

       Net Deferred Tax Asset Before Valuation Allowance                     11,296          76,548
       Valuation Allowance for Deferred Tax Assets                                0          (2,070)
                                                                          ---------       ---------

       Net Deferred Tax Asset After Valuation Allowance                   $  11,296       $  74,478
                                                                          ---------       ---------


     TIC and its life insurance subsidiaries, including the Company, file a consolidated federal income tax return. Federal income taxes are allocated to each member on a separate return basis adjusted for credits and other amounts required by the consolidation process. Any resulting liability has been, and will be, paid currently to TIC. Any credits for losses have been, and will be, paid by TIC to the extent that such credits are for tax benefits that have been utilized in the consolidated federal income tax return.

     The elimination of the valuation allowance for deferred tax assets in 2000 resulted from an analysis of the availability of capital gains to offset capital losses. In management's opinion, there will be adequate capital gains to make realization of existing capital losses more likely than not. The reduction in the valuation allowance was recognized by reducing goodwill.

     In management's judgment, the $11.3 million net deferred tax asset as of December 31, 2000, is fully recoverable against expected future years' taxable ordinary income and capital gains. At December 31, 2000, the Company had no ordinary or capital loss carryforwards.

     The policyholders surplus account, which arose under prior tax law, is generally that portion of the gain from operations that has not been subjected to tax, plus certain deductions. The balance of this account is approximately $2.1 million. Income taxes are not provided for on this amount because under current U.S. tax rules such taxes will become payable only to the extent such amounts are distributed as a dividend or exceed limits prescribed by federal law. Distributions are not contemplated from this account. At current rates the maximum amount of such tax would be approximately $700 thousand.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)

6.   SHAREHOLDER'S EQUITY

     SHAREHOLDER'S EQUITY AND DIVIDEND AVAILABILITY

     The Company's statutory net loss was $(66.2) million, $(23.4) million and $(3.2) million for the years ended December 31, 2000, 1999 and 1998, respectively.

     Statutory capital and surplus was $476 million and $294 million at December 31, 2000 and 1999, respectively.

     Effective January 1, 2001, the Company will prepare its statutory basis financial statements in accordance with the revised Manual subject to any deviations prescribed or permitted by its domicilary insurance commissioners (see Note 1, Summary of Significant Accounting Policies, Permitted Statutory Accounting Practices). The Company has estimated that the impact of this change on statutory capital and surplus will not be significant.

     The Company is currently subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to its parent without prior approval of insurance regulatory authorities. The Company does not have surplus available to pay dividends to TIC in 2001 without prior approval of the Connecticut Insurance Department.

     In 2000, TIC contributed $250 million as additional paid-in capital to the Company.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


ACCUMULATED OTHER CHANGES IN EQUITY FROM NON-OWNER SOURCES, NET OF TAX

Changes in each component of Accumulated Other Changes in Equity from Non-Owner Sources were as follows:


                                                      NET                             ACCUMULATED
                                                      UNREALIZED       FOREIGN        OTHER CHANGES
                                                      GAIN (LOSS) ON   CURRENCY       IN EQUITY FROM
                                                      INVESTMENT       TRANSLATION    NON-OWNER
($ in thousands)                                      SECURITIES       ADJUSTMENT     SOURCES
                                                      --------------   -----------    --------------

BALANCE, JANUARY 1, 1998                               $  70,277       $    --        $  70,277
Unrealized gains on investment securities,
   Net of tax of $15,957                                  29,632            --           29,632
Less: reclassification adjustment for gains
   Included in net income, net of tax of $(6,473)        (12,020)           --          (12,020)
                                                       ---------       ---------      ---------
CURRENT PERIOD CHANGE                                     17,612            --           17,612
                                                       ---------       ---------      ---------

BALANCE, DECEMBER 31, 1998                                87,889            --           87,889
Unrealized loss on investment securities,
   Net of tax of $(70,234)                              (130,433)           --         (130,433)
Less: reclassification adjustment for losses
  Included in net income, net of tax of $1,741             3,232            --            3,232
                                                       ---------       ---------      ---------
CURRENT PERIOD CHANGE                                   (127,201)           --         (127,201)
                                                       ---------       ---------      ---------

BALANCE, DECEMBER 31, 1999                               (39,312)           --          (39,312)
Unrealized gains on investment securities,
   Net of tax of $25,914                                  48,127            --           48,127
Less: reclassification adjustment for losses
   Included in net income, net of tax of $2,589            4,807            --            4,807
                                                       ---------       ---------      ---------
CURRENT PERIOD CHANGE                                     52,934            --           52,934
                                                       ---------       ---------      ---------
BALANCE, DECEMBER 31, 2000                             $  13,622       $    --        $  13,622
                                                       =========       =========      =========


7.   BENEFIT PLANS

     PENSION AND OTHER POSTRETIREMENT BENEFITS

     The Company participates in a qualified, noncontributory defined benefit pension plan sponsored by Citigroup. In addition, the Company provides certain other postretirement benefits to retired employees through a plan sponsored by The Travelers Insurance Group Inc. (TIGI), TIC's direct parent. The Company's share of net expense for the qualified pension and other postretirement benefit plans was not significant for 2000, 1999 and 1998.

     401(K) SAVINGS PLAN

     Substantially all of the Company's employees are eligible to participate in a 401(k) savings plan sponsored by Citigroup. The Company's expenses in connection with the 401(k) savings plan were not significant in 2000, 1999 and 1998.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


8.   DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

     DERIVATIVE FINANCIAL INSTRUMENTS

     The Company uses derivative financial instruments, including financial futures, interest rate swaps, equity swaps, options and forward contracts as a means of hedging exposure to interest rate, equity price, and foreign currency risk on anticipated transactions or existing assets and liabilities. The Company does not hold or issue derivative instruments for trading purposes. These derivative financial instruments have off-balance sheet risk. Financial instruments with off-balance sheet risk involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the balance sheet.

     The contract or notional amounts of these instruments reflect the extent of involvement the Company has in a particular class of financial instrument. However, the maximum loss of cash flow associated with these instruments can be less than these amounts. For interest rate swaps, options, and forward contracts, credit risk is limited to the amounts that it would cost the Company to replace the contracts. Financial futures contracts and purchased listed option contracts have very little credit risk since organized exchanges are the counterparties. The Company as a writer of option contracts has no credit risk since the counterparty has no performance obligation after it has paid a cash premium.

     The Company monitors creditworthiness of counterparties to these financial instruments by using criteria of acceptable risk that are consistent with on-balance sheet financial instruments. The controls include credit approvals, limits and other monitoring procedures.

     The Company uses exchange-traded financial futures contracts to manage its exposure to changes in interest rates that arise from the sale of certain insurance and investment products, or the need to reinvest proceeds from the sale or maturity of investments. To hedge against adverse changes in interest rates, the Company enters long or short positions in financial futures contracts which offset asset price changes resulting from changes in market interest rates until an investment is purchased or a product is sold.

     Margin payments are required to enter a futures contract and contract gains or losses are settled daily in cash. The contract amount of futures contracts represents the extent of the Company's involvement, but not future cash requirements, as open positions are typically closed out prior to the delivery date of the contract.

     At December 31, 2000 and 1999, the Company held financial futures contracts with notional amounts of $89.9 million and $48.7 million, respectively. The deferred gains and/or losses on these contracts were not significant at December 31, 2000 and 1999. At December 31, 2000 and 1999, the Company's futures contracts had no fair value because these contracts are marked to market and settled in cash daily.

     The Company enters into interest rate swaps in connection with other financial instruments to provide greater risk diversification and better match assets and liabilities. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Swap agreements are not exchange-traded so they are subject to the risk of default by the counterparty.

     As of December 31, 2000 and 1999, the Company held interest rate swap contracts with notional amounts of $279.0 million and $231.1 million, respectively. The fair value of these financial instruments was $2.0 million (loss position) at December 31, 2000, and was $9.5 million (loss position) at December 31, 1999. The fair values were determined using the discounted cash flow method. At December 31, 2000 and 1999, the Company held swap contracts with affiliate counterparties, included above, with a notional amount of $37.0 million and $43.7 million and a fair value of $1.8 million (loss position) and $4.7 million (loss position), respectively.

     The Company uses equity option contracts to manage its exposure to changes in equity market prices that arise from the sale of certain insurance products. To hedge against adverse changes in the equity market prices, the Company enters long positions in equity option contracts with major financial institutions. These contracts allow the Company, for a fee, the right to receive a payment if the Standard and Poor's 500 Index falls below agreed upon strike prices.

     At December 31, 2000 and 1999, the Company held equity option contracts with notional amounts of $291.5 million and $275.4 million, respectively. The fair value of these financial instruments was $6.9 million (gain position) and $32.6 million (gain position) at December 31, 2000 and 1999, respectively. The fair value of these contracts represents the estimated replacement cost as quoted by independent third party brokers.

     The off-balance sheet risks of interest rate options, equity swaps and forward contracts were not significant at December 31, 2000 and 1999.

     FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

     In the normal course of business, the Company issues fixed and variable rate loan commitments and has unfunded commitments to partnerships and joint ventures. The off-balance sheet risk of these financial instruments was not significant at December 31, 2000 and 1999.

     FAIR VALUE OF CERTAIN FINANCIAL INSTRUMENTS

     The Company uses various financial instruments in the normal course of its business. Fair values of financial instruments that are considered insurance contracts are not required to be disclosed and are not included in the amounts discussed.

     At December 31, 2000, investments in fixed maturities had a carrying value and a fair value of $2.3 billion compared with a carrying value and a fair value of $1.8 billion and $1.7 billion, respectively, at December 31, 1999. See Notes 1 and 2.

     At December 31, 2000, mortgage loans had a carrying value of $132.7 million and a fair value of $134.1 million and in 1999 had a carrying value of $155.7 million and a fair value of $156.0 million.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     In estimating fair value, the Company used interest rates reflecting the current real estate financing market.

     The carrying values of short-term securities were $247.4 million and $81.1 million in 2000 and 1999, respectively, which approximated their fair values. Policy loans which are included in other invested assets had carrying values of $12.9 million and $10.2 million in 2000 and 1999, respectively, which also approximated their fair values.

     The carrying values of $101.4 million and $57.6 million of financial instruments classified as other assets approximated their fair values at December 31, 2000 and 1999, respectively. The carrying values of $173.5 million and $100.2 million of financial instruments classified as other liabilities also approximated their fair values at December 31, 2000 and 1999, respectively. Fair value is determined using various methods, including discounted cash flows, as appropriate for the various financial instruments.

     At December 31, 2000, contractholder funds with defined maturities had a carrying value of $1,204 million and a fair value of $1,170 million, compared with a carrying value of $879 million and a fair value of $781 million at December 31, 1999. The fair value of these contracts is determined by discounting expected cash flows at an interest rate commensurate with the Company's credit risk and the expected timing of cash flows. Contractholder funds without defined maturities had a carrying value of $583 million and a fair value of $477 million at December 31, 2000, compared with a carrying value of $482 million and a fair value of $409 million at December 31, 1999. These contracts generally are valued at surrender value.

9.   COMMITMENTS AND CONTINGENCIES

     FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

     See Note 8.

     LITIGATION

     In the ordinary course of business, the Company is a defendant or co-defendant in various litigation matters incidental to and typical of the businesses in which it is engaged. In the opinion of the Company's management, the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

10.  RELATED PARTY TRANSACTIONS

     The principal banking functions, including payment of salaries and expenses, for certain subsidiaries and affiliates of TIGI, including the Company, are handled by two companies. TIC handles banking functions for the life and annuity operations of Travelers Life & Annuity and some of its non-insurance affiliates. The Travelers Indemnity Company handles banking functions for the property-casualty operations, including most of its property-casualty insurance and non-insurance affiliates. Settlements between companies are made at least monthly. TIC provides various employee benefit coverages to certain subsidiaries of TIGI. The premiums for these coverages were charged in accordance with cost allocation procedures based upon salaries or census. In addition, investment

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     advisory and management services, data processing services and claims processing services are provided by affiliated companies. Charges for these services are shared by the companies on cost allocation methods based generally on estimated usage by department.

     TIC maintains a short-term investment pool in which the Company participates. The position of each company participating in the pool is calculated and adjusted daily. At December 31, 2000 and 1999, the pool totaled approximately $4.4 billion and $2.6 billion, respectively. The Company's share of the pool amounted to $172.5 million and $31.4 million at December 31, 2000 and 1999, respectively, and is included in short-term securities in the balance sheet.

     In the normal course of business, management of both the Company and TIC conducts reviews of the investment portfolios of each company to properly match assets with liabilities. As a result of these reviews, the Company sold $100 million of investments to TIC at arm's length, with a related loss of $1.3 million.

     The Company's TTM Modified Guaranteed Annuity Contracts are subject to a limited guarantee agreement by TIC in a principal amount of up to $450 million. TIC's obligation is to pay in full to any owner or beneficiary of the TTM Modified Guaranteed Annuity Contracts principal and interest as and when due under the annuity contract to the extent that the Company fails to make such payment. In addition, TIC guarantees that the Company will maintain a minimum statutory capital and surplus level.

     The Company sold structured settlement annuities to the insurance affiliates of Travelers Property Casualty Corp. (TPC). During 1998 it was decided to use TIC as the primary issuer of structured settlement annuities and the Company as the assignment company. Policy reserves and contractholder fund liabilities associated with these structured settlements were $726 million and $766 million at December 31, 2000 and 1999, respectively.

     The Company began distributing variable annuity products through its affiliate, Salomon Smith Barney (SSB) in 1995. Premiums and deposits related to these products were $1.6 billion, $1.1 billion and $932.1 million in 2000, 1999 and 1998, respectively. In 1996, the Company began marketing various life products through SSB as well. Premiums related to such products were $59.3 million, $40.8 million and $44.5 million in 2000, 1999 and 1998, respectively.

     During 1998, the Company began distributing deferred annuity products through its affiliates Primerica Financial Services (Primerica), CitiStreet Retirement Services (formerly The Copeland Companies), a division of CitiStreet, a joint venture between Citigroup and State Street Bank, and Citibank, N.A. (Citibank). Deposits received from Primerica were $844 million, $763 million and $216 million in 2000, 1999 and 1998 respectively. Deposits from Citibank and CitiStreet Retirement Services were $131 million and $220 million, respectively for 2000, and were insignificant in 1999 and 1998.

     The Company participates in a stock option plan sponsored by Citigroup that provides for the granting of stock options in Citigroup common stock to officers and key employees. To further encourage employee stock ownership, Citigroup introduced the WealthBuilder stock option program during 1997. Under this program, all employees meeting certain requirements are granted Citigroup stock options.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     Most leasing functions for TIGI and its subsidiaries are handled by TPC. Rent expense related to these leases is shared by the companies on a cost allocation method based generally on estimated usage by department. The Company's rent expense was insignificant in 2000, 1999 and 1998.

     At December 31, 2000 and 1999, the Company had investments in Tribeca Investments LLC, an affiliate of the Company, in the amounts of $29.4 million and $22.3 million, respectively.

     The Company also had investments in an affiliated joint venture, Tishman Speyer, in the amount of $52.8 million and $63.2 million at December 31, 2000 and 1999, respectively.

     The Company has other affiliated investments. The individual investment with any one affiliate was insignificant at December 31, 2000 and 1999.

11.  RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES

     The following table reconciles net income to net cash used in operating activities:

       FOR THE YEAR ENDED DECEMBER 31,                                  2000            1999            1998
       ($ in thousands)                                                 ----            ----            ----

       Net Income From Continuing Operations                         $  90,905       $  52,606       $  57,485
          Adjustments to reconcile net income to cash used in
          operating activities:
              Realized (gains) losses                                    7,396           4,973         (18,493)
              Deferred federal income taxes                             36,748           6,410          11,783
              Amortization of deferred policy acquisition costs         68,254          38,902          15,956
              Additions to deferred policy acquisition costs          (297,733)       (211,182)       (120,278)
              Investment income accrued                                (27,812)        (27,072)         (3,821)
              Premium balances                                            (332)           (466)         (6,786)
              Insurance reserves                                       (18,487)        (16,431)         (8,431)
              Other                                                       (343)        (36,058)         (2,806)
                                                                     ---------       ---------       ---------
              Net cash used in operations                            $(141,404)      $(188,318)      $ (75,391)
                                                                     ---------       ---------       ---------


12.  NON-CASH INVESTING AND FINANCING ACTIVITIES

     There were no significant non-cash investing and financing activities for 2000, 1999 and 1998.

                                   VINTAGE 3

                       STATEMENT OF ADDITIONAL INFORMATION

            THE TRAVELERS SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES












                      Individual Variable Annuity Contract
                                    issued by





                     The Travelers Life and Annuity Company
                                One Tower Square
                           Hartford, Connecticut 06183
















L-12948S-TLAC                                                     October 2001

                                     PART C

                                Other Information

Item 24.  Financial Statements and Exhibits

(a) The financial statements of the Registrant and the Report of Independent Auditors thereto are contained in the Registrant's Annual Report and are included in the Statement of Additional Information. The financial statements of the Registrant include:

              Statement of Assets and Liabilities as of December 31, 2000 Statement of Operations for the year ended December 31, 2000 Statement of Changes in Net Assets for the year ended December 31,
                  2000 and the period November 3, 1999 to December 31, 1999
              Statement of Investments as of December 31, 2000
              Notes to Financial Statements

       The financial statements of The Travelers Life and Annuity Company and the report of Independent Auditors, are contained in the Statement of Additional Information. The financial statements of The Travelers Life and Annuity Company include:

              Statements of Income for the years ended December 31, 2000, 1999 and 1998
              Balance Sheets as of December 31, 2000 and 1999
              Statements of Changes in Retained Earnings and Accumulated Other
                  Changes in Equity from Non-Owner Sources for the years ended December 31, 2000, 1999 and 1998
              Statements of Cash Flows for the years ended December 31, 2000,
                  1999 and 1998
              Notes to Financial Statements

(b) Exhibits

1. Resolution of The Travelers Life and Annuity Company Board of Directors authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit 1 to the Registration Statement on Form N-4 filed June 30, 1999.)

2.     Not Applicable.

3(a). Distribution and Principal Underwriting Agreement among the Registrant, The Travelers Life and Annuity Company and Travelers Distribution LLC (Incorporated herein by reference to Exhibit 3(a) to the Registration Statement on Form N-4, File No. 333-58809 filed February 26, 2001.)

3(b). Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to Post-Effective Amendment No. 4 the Registration Statement on Form N-4, File No. 333-27689 filed April 6, 2001.)

4. Variable Annuity Contract. (Incorporated herein by reference to Exhibit 4 to the Registration Statement on Form N-4, File No. 333-82013, filed on September 29, 1999.).

5. Application. (Incorporated herein by reference to Exhibit 5 to the Registration Statement on Form N-4, filed on September 29, 1999.)

6(a). Charter of The Travelers Life and Annuity Company, as amended on April 10, 1990. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4, File No. 333-40191, filed November 13, 1998.)

6(b). By-Laws of The Travelers Life and Annuity Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4, File No. 333-40191, filed November 13, 1998.)

8. Participation Agreements. (Incorporated herein by reference to Exhibit 8 to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 333-96521 filed May 24, 2000.)

9. Opinion of Counsel as to the legality of securities being registered. (Incorporated herein by reference to Exhibit 9 to the Registration Statement on Form N-4 filed June 30, 1999.)

10.    Consent of KPMG LLP, Independent Certified Public Accountants.

13.    Computation of Total Return Calculations - Standardized and
       Non-Standardized.

15. Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for George C. Kokulis, Katherine M. Sullivan and Glenn D. Lammey. (Incorporated herein by reference to Exhibit 15(a) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4, filed April 17, 2000.)

       Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Glenn D. Lammey, Marla Berman Lewitus and William R. Hogan. (Incorporated herein by reference to Exhibit 15 to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4, File No. 333-82013.)


Item 25.  Directors and Officers of the Depositor

Name and Principal                                 Positions and Offices
Business Address                                   with Insurance Company
----------------                                   ----------------------
George C. Kokulis*                                 Director, President and Chief Executive Officer
Glenn D. Lammey*                                   Director, Executive Vice President, Chief Financial Officer,
                                                     Chief Accounting Officer
Stuart Baritz***                                   Senior Vice President
William H. Heyman**                                Senior Vice President
William R. Hogan*                                  Director, Senior Vice President
Madelyn Lankton*                                   Senior Vice President and Chief Information Officer
Marla Berman Lewitus*                              Director, Senior Vice President and General Counsel
Brendan Lynch*                                     Senior Vice President
Warren H. May*                                     Senior Vice President
Laura Pantaleo***                                  Senior Vice President
Kathleen Preston*                                  Senior Vice President
Robert J. Price**                                  Senior Vice President
David A. Tyson*                                    Senior Vice President
F. Denney Voss**                                   Senior Vice President
David A. Golino*                                   Vice President and Controller
Donald R. Munson, Jr.*                             Vice President
Tim W. Still*                                      Vice President
Linn K. Richardson*                                Second Vice President and Actuary
Paul Weissman*                                     Second Vice President and Actuary
Ernest J. Wright*                                  Vice President and Secretary

Kathleen A. McGah*                                 Assistant Secretary and Deputy General Counsel

Principal Business Address:
*      The Travelers Life and Annuity Company         **    Citigroup Inc.
       One Tower Square                                     399 Park Avenue
       Hartford, CT  06183                                  New York, N.Y. 10048

***    Travelers Portfolio Group
       1345 Avenue of the Americas
       New York, NY 10105


Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

         Incorporated herein by reference to Exhibit 16 to Post-Effective Amendment No.4 to the Registration Statement on Form N-4, File No. 333-27689, filed April 6, 2001.


Item 27. Number of Contract Owners

         None.


Item 28. Indemnification

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

Citigroup Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrant. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.


Rule 484 Undertaking

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 29. Principal Underwriter

(a)      Travelers Distribution LLC
         One Tower Square
         Hartford, CT 06183

Travelers Distribution LLC also serves as principal underwriter and distributor for the following funds:

The Travelers Fund U for Variable Annuities, The Travelers Fund VA for Variable Annuities, The Travelers Fund BD for Variable Annuities, The Travelers Fund BD II for Variable Annuities, The The Travelers Fund BD III for Variable Annuities, Travelers Fund BD IV for Variable Annuities, The Travelers Fund ABD for Variable Annuities, The Travelers Fund ABD II for Variable Annuities, The Travelers Separate Account PF for Variable Annuities, The Travelers Separate Account PF II for Variable Annuities, The Travelers Separate Account QP for Variable Annuities, The Travelers Separate Account TM for Variable Annuities, The Travelers Separate Account TM II for Variable Annuities, The Travelers Separate Account Five for Variable Annuities, The Travelers Separate Account Six for Variable Annuities, The Travelers Separate Account Seven for Variable Annuities, The Travelers Separate Account Eight for Variable Annuities, The Travelers Separate Account Nine for Variable Annuities, The Travelers Fund UL for Variable Life Insurance, The Travelers Fund UL II for Variable Life Insurance, The Travelers Fund UL III for Variable Life Insurance, The Travelers Variable Life Insurance Separate Account One, The Travelers Variable Life Insurance Separate Account Two, The Travelers Variable Life Insurance Separate Account Three, The Travelers Variable Life Insurance Separate Account Four, The Travelers Separate Account MGA, The Travelers Separate Account MGA II, The Travelers Growth and Income Stock Account for Variable Annuities, The Travelers Quality Bond Account for Variable Annuities, The Travelers Money Market Account for Variable Annuities, The Travelers Timed Growth and Income Stock Account for Variable Annuities, The Travelers Timed Short-Term Bond Account for Variable Annuities and The Travelers Timed Aggressive Stock Account for Variable Annuities, Citicorp Life Variable Annuity Separate Account and First Citicorp Life Variable Annuity Separate Account.

(b) The information required by this Item 29 with respect to each director and officer of Travelers Distribution LLC is incorporated by reference to Schedule A of Form BD filed by Travelers Distribution LLC pursuant to the Securities and Exchange Act of 1934 (File No. 8-50244).

(c)    Not Applicable


Item 30. Location of Accounts and Records

(1)    The Travelers Life and Annuity Company
       One Tower Square
       Hartford, Connecticut 06183


Item 31. Management Services

       Not Applicable.

Item 32. Undertakings

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The Company hereby represents:

(a). That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf, in the City of Hartford, and State of Connecticut, on this 1st day of October, 2001.


            THE TRAVELERS SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                                  (Registrant)


                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                                   (Depositor)



                                 By:*GLENN D. LAMMEY
                                    -------------------------------------------
                                     Glenn D. Lammey, Chief Financial Officer,
                                     Chief Accounting Officer


As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 1st day of October 2001.

*GEORGE C. KOKULIS                        Director, President and Chief Executive Officer
----------------------                    (Principal Executive Officer)
(George C. Kokulis)


*GLENN D. LAMMEY                          Director, Chief Financial Officer,
----------------------                    Chief Accounting Officer
(Glenn D. Lammey)                         (Principal Financial Officer)



*MARLA BERMAN LEWITUS                     Director
----------------------
(Marla Berman Lewitus)


*WILLIAM R. HOGAN                         Director
----------------------
(William R. Hogan)



*By:  /s/Ernest J. Wright, Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit
No.           Description                                                                    Method of Filing
-------       -----------                                                                    ----------------

10            Consent of KPMG LLP, Independent Certified                                     Electronically
              Public Accountants.

13            Computation of Total Return Calculations -                                     Electronically
              Standardized and Non-Standardized.